Exhibit (a)(1)(i)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                          FOODARAMA SUPERMARKETS, INC.
              NOT OWNED BY THE SHAREHOLDERS OF SAKER HOLDINGS CORP.
                                       AT
                                  $53 PER SHARE
                                       BY
                              SAKER HOLDINGS CORP.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE ___, 2006, UNLESS THE OFFER IS EXTENDED.

      SAKER HOLDINGS CORP., a newly formed Delaware corporation ("Purchaser") owned by Richard J. Saker, the Chief Executive Officer and President of Foodarama Supermarkets, Inc., a New Jersey corporation ("Foodarama" or the "Company"), Joseph J. Saker, the Chairman of the Board of the Company, Joseph S. Saker, Jr., Senior Vice President - Marketing and Advertising of the Company, Thomas A. Saker, Vice President of Store Operations of the Company and four other members of the family of Joseph J. Saker (the "Purchaser Group"), hereby offers to purchase (the "Offer"), at a price of $53 per share (the "Offer Price"), in cash, all outstanding shares of the Company's $1.00 par value common stock (the "Shares") not currently owned by the Purchaser Group, on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal. Together, the members of the Purchaser Group currently own or control approximately 51.5% of the outstanding common stock of Foodarama. As of May 5, 2006, 479,893 Shares are being sought in the Offer. See "The Offer--Section 8. Certain Information Concerning Purchaser and the Purchaser Group."

      The Offer is conditioned on, among other things, (i) there being validly tendered and not withdrawn at least a majority of the outstanding Shares that are not beneficially owned by the Purchaser Group (the "Majority of the Minority Condition"), (ii) there being validly tendered and not withdrawn a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Shares (the "Minimum Tender Condition"); (iii) the approval by the shareholders of the Company of an Agreement and Plan of Share Exchange between the Company and FSM-Delaware, Inc. ("FSM-Delaware"), a newly formed Delaware corporation that is a wholly owned subsidiary of the Company, pursuant to which each outstanding Share would be exchanged for one share of common stock of FSM-Delaware, and the Company would become a wholly owned subsidiary of FSM-Delaware (the "Share Exchange Condition"); (iv) the Purchaser's receipt of the proceeds of the financing it has arranged to purchase the Shares (the "Financing Condition"), and (v) a special committee of independent directors of Foodarama not having modified or withdrawn its recommendation of the Offer to shareholders of Foodarama unaffiliated with the Purchaser and the members of the Purchaser Group. The Purchaser reserves the right to waive any of the

Majority of the Minority Condition, the Minimum Tender Condition or the Share Exchange Condition. This Offer is also subject to certain other conditions described in "The Offer--Section 11. Certain Conditions of the Offer."

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    IMPORTANT

Any Foodarama shareholder desiring to tender all or any portion of such shareholder's Shares should, as applicable:

      o Complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal (or a facsimile thereof) with such shareholder's certificate(s) for the tendered Shares and any other required documents to the Depositary (as defined herein); or

      o Request such shareholder's broker, dealer, commercial bank, trust company or other nominee to tender the Shares for such shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must ask such broker, dealer, commercial bank, trust company or other nominee, as the shareholder of record, to tender Shares that he, she or it desires to tender.

A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available may tender such Shares by following the procedure for guaranteed delivery set forth in "The Offer--Section 3. Procedures for Tendering Shares."

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. the Information Agent for this Offer, at its address and telephone number set forth on page 18 of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or, if applicable, to the broker, dealer, commercial bank, trust company or other nominee holding your Shares.

              THE DATE OF THIS OFFER TO PURCHASE IS MAY ___, 2006.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

SUMMARY TERM SHEET.........................................................    4

QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER...............................    9

INTRODUCTION...............................................................   18

SPECIAL FACTORS............................................................   23

THE OFFER..................................................................   65

1.  TERMS THE OF OFFER; EXPIRATION DATE....................................   65
2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES..........................   68
3.  PROCEDURES FOR TENDERING SHARES........................................   69
4.  RIGHTS OF WITHDRAWAL...................................................   72
5.  MATERIAL FEDERAL INCOME TAX CONSEQUENCES
      OF THE OFFER, THE SHARE EXCHANGE AND MERGER..........................   73
6.  PRICE RANGE OF SHARES; DIVIDENDS; OWNERSHIP OF
    AND TRANSACTIONS IN SHARES.............................................   75
7.  CERTAIN INFORMATION CONCERNING THE COMPANY.............................   76
8.  CERTAIN INFORMATION CONCERNING PURCHASER AND
      THE PURCHASER GROUP..................................................   81
9.  SHARE EXCHANGE AND MERGER; APPRAISAL RIGHTS;
      RULE 13e-3...........................................................   87
10. SOURCE AND AMOUNT OF FUNDS.............................................   91
11. CERTAIN CONDITIONS OF THE OFFER, SHARE EXCHANGE
      AND THE MERGER.......................................................   93
12. DIVIDENDS AND DISTRIBUTIONS............................................   95
13. CERTAIN LEGAL MATTERS..................................................   96
14. CERTAIN EFFECTS OF THE OFFER, SHARE EXCHANGE
      AND THE MERGER.......................................................   99
15. FEES AND EXPENSES......................................................  100
16. MISCELLANEOUS..........................................................  101

                               SUMMARY TERM SHEET

      This summary highlights important and material information contained in this Offer, but is intended to be an overview only. To fully understand the Offer and for a more complete description of the terms of the Offer, you should read carefully this entire Offer, the schedules to this Offer, the documents incorporated by reference or otherwise referred to herein and in the Letter of Transmittal. Section and heading references are included to direct you to a more complete description of the topics contained in this summary. Purchaser, together with the members of the Purchaser Group, are sometimes referred to in this Offer to Purchase as "we" or "us."

      o Purchaser was formed by Richard J. Saker, the Company's Chief Executive Officer and President, Joseph J. Saker, the Company's Chairman of the Board, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising of the Company, Thomas A. Saker, Vice President of Store Operations of the Company and four other members of the Saker Family for purposes of making the Offer, taking Foodarama private and removing the Shares from the public trading markets. We are proposing to acquire all of the Shares that we do not already own at a price of $53 per Share, subject to the terms and conditions set forth in this Offer. See "Questions and Answers About the Tender Offer" and "The Offer--Section 1. Terms of the Offer; Expiration Date" for a description of the terms of the Offer.

      o We currently own or control approximately 508,974 Shares or approximately 51.5% of the outstanding Shares (the "Purchaser Shares"). The Purchaser Shares will be contributed to Purchaser upon the satisfaction or waiver of all conditions to the Offer, except for up to approximately 31,272 Shares which we and other members of the Saker family who are not members of the Purchaser Group plan to sell to the Purchaser at the Offer Price. Using the calculation method required under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we beneficially own approximately 55.5% of the Shares. See "The Offer--Section 8. Certain Information Concerning Purchaser and the Purchaser Group."

      o     The Offer is conditioned on, among other things:

            o the valid tender in this Offer of at least a majority of the Shares (that are not withdrawn) outstanding as of May 5, 2006 that are not already owned or controlled by us (the "Majority of the Minority Condition"). Based on information Foodarama provided to us, the tender of approximately 239,947 Shares held by shareholders other than us will satisfy the Majority of the Minority Condition.

            o the valid tender in this Offer of a sufficient number of Shares (that are not withdrawn) such that after the Shares are purchased pursuant to the Offer, we would own at least 90% of the outstanding Shares (the "Minimum Tender Condition"). According to information Foodarama provided to us, as of May 5, 2006, approximately 988,867 Shares were outstanding. Based on the foregoing, if we purchase approximately 381,007 Shares pursuant to the Offer, the Minimum Tender Condition would be met.

                  If the Minimum Tender Condition is satisfied, the Majority of the Minority Condition also will be satisfied.

            o the approval by the shareholders of the Company of an Agreement and Plan of Share Exchange pursuant to which each outstanding Share would be exchanged for one share of common stock of FSM-Delaware, a newly formed Delaware corporation (the "Share Exchange").

            o our receipt of the proceeds of the financing that we have arranged to purchase the Shares pursuant to the Offer (the "Financing Condition").

            See "The Offer--Section 10. Certain Conditions of the Offer" for a complete description of all of the conditions to the Offer.

      o If all of the conditions to the Offer are satisfied (including the Majority of the Minority Condition, the Minimum Tender Condition, the Share Exchange Condition and the Financing Condition) and we acquire the Shares tendered, but less than all of the outstanding Shares are tendered, then we will complete the Share Exchange pursuant to which each outstanding Share will be exchanged for one
            (1) share of common stock of FSM-Delaware, and the Company will become a wholly owned subsidiary of FSM-Delaware. Shortly after the completion of the Share Exchange, we will effect a merger (the "Merger") between Purchaser and FSM-Delaware without a vote of the board of directors or shareholders of FSM-Delaware under the "short form" merger provision of the Delaware Business Corporation Act (the "DGCL "). The Company and FSM-Delaware have mailed to shareholders of the Company at approximately the same time as this Offer to Purchase a Notice of Special Meeting , Proxy Statement/Prospectus and proxy for a special meeting of shareholders currently scheduled for June __, 2006 at which shareholders of the Company will be asked to vote in favor of the Agreement and Plan of Share Exchange. A copy of the Agreement and Plan of Share Exchange is attached as Annex A to the Proxy Statement/Prospectus. A copy of the agreement and plan of merger is attached as Schedule B to this Offer to Purchase. See "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3" and Schedule B for more information regarding the Merger.

            o This is a "going private" transaction. As a result of the Offer, the Share Exchange and the Merger:

                  o all outstanding Shares would be exchanged for an equal number of shares of common stock of FSM-Delaware and Foodarama would become a wholly owned subsidiary of FSM-Delaware;

                  o FSM-Delaware would be merged with and into Purchaser and any of the shareholders of Foodarama that did not tender shares in the Offer would receive, as a result of the Merger, $53 in cash for each share of FSM-Delaware common stock that they receive in the Share Exchange, subject to appraisal rights;

                  o Purchaser would own directly all of the equity interests in, and would be the parent company of, Foodarama;

                  o Foodarama's current shareholders would no longer have any interest in Foodarama's future earnings or growth except for the members of the Purchaser Group who would own all of the equity interests in Purchaser and thus maintain an indirect interest in Foodarama future earnings and growth;

                  o Foodarama would no longer be a public company, and its financial statements and periodic reports would no longer be publicly available;

                  o the Shares would no longer trade on the American Stock Exchange; and

                  o Purchaser and Foodarama will be highly leveraged with debt incurred to finance the Offer and Merger.

            See "Special Factors--Section 5. Purchaser's Plan for the Company" and "The Offer--Section 14. Certain Effects of the Offer and the Merger" for more information on the effects of the Offer and the Merger.

            o The principal advantages of the Offer, the Share Exchange and the Merger to Foodarama shareholders are:

                  o shareholders will have immediate liquidity for their Shares at a premium to trading prices prior to the public announcement of our interest in taking Foodarama private;

                  o shareholders will not have to bear the risk of any decline in the value of Foodarama; and

            o The principal advantages of the Offer, the Share Exchange and the Merger to Foodarama are:

                  o the elimination of the additional costs and expenses, as well as the and other tasks, resulting from Foodarama's public company status, including, for example, elimination of:

                        o independent accounting firm fees for audit services and legal fees associated with filing quarterly, annual or other periodic reports with the Securities and Exchange Commission ("SEC");

                        o the expense of publishing and distributing annual reports and proxy statements to shareholders;

                        o the increased costs resulting from the enactment of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the SEC thereunder; and

                        o the dedication of time and resources by Foodarama management and board of directors necessary to prepare required securities filings, respond to shareholder inquiries, and maintain shareholder relations.

            See "Special Factors--Section 2. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives Considered" and "The Offer--Section 14. Certain Effects of the Offer and the Merger" for more information regarding the effect of the Offer and the Merger.

            o The principal disadvantages of the Offer, the Share Exchange and the Merger to Foodarama shareholders are:

                  o shareholders will no longer have the opportunity to participate in any future earnings, profits and growth of Foodarama and will not have the right to vote on corporate matters relating to Foodarama;

                  o Foodarama common stock will cease to be quoted on the American Stock Exchange, which would result in the absence of a public trading market for the Shares;

                  o Foodarama will cause the Shares to be terminated from registration under the Exchange Act, which could adversely affect the market for the Shares, will reduce the amount of public information available concerning Foodarama, and will cause the Shares to no longer be eligible for quotation on the American Stock Exchange or for continued inclusion on the Federal Reserve Board's list of "margin securities;"

            o The principal advantages of the Offer, the Share Exchange and the Merger to Foodarama are:

                  o     Foodarama may lose access to future capital; and

                  o Foodarama may not be able to use its securities as acquisition consideration.

            See "Special Factors--Section 2. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives Considered" and "The Offer--Section 14. Certain Effects of the Offer and the Merger" for more information regarding the effects of the Offer and the Merger.

            o Our interests in the Offer, the Share Exchange and the Merger are:

                  o if the Offer, the Share Exchange and the Merger are completed, we will own, through our 100% ownership interest in Purchaser, a 100% interest in the net book value and net earnings of Foodarama and will benefit from any increase in the value of Foodarama as well as bear the burden of any decrease in the value of Foodarama;

                  o     we will have the complete power to control Foodarama;

                  o the current officers of Foodarama will remain as the officers of Foodarama following completion of the Offer, the Share Exchange and the Merger; and

                  o five members of the Purchaser Group, namely, Joseph J. Saker, Richard J. Saker, Joseph J. Saker, Jr., Thomas A. Saker and Nadine Saker Mockler, will serve as directors of Foodarama following the Merger. Joseph J. Saker and Richard J. Saker currently serve on the Board of Directors of the Company.

            See "Special Factors--Section 6. Conflicts of Interest" and "The Offer--Section 14. Certain Effects of the Offer and the Merger."

            o Shareholders who tender their Shares in the Offer will, if the Offer is completed, receive cash for their Shares sooner than shareholders who wait for the Merger, if any, but shareholders who tender will not be entitled to a judicial proceeding to determine the fair value of their Shares under the DGCL as will those shareholders who elect to dissent from the Merger. Should the Offer and Share Exchange be completed, any shareholders who do not tender their Shares may exercise their dissenters' rights in accordance with Section 262 of the Delaware General Corporation Law following notice of the Merger. See "The Offer--Section 8. Merger; Dissenters' Rights;
                  Section 262" and Schedule A (containing the relevant statutory provisions) for more information on dissenters' rights.

      o The Company will be obliged to pay the Purchaser a termination fee of $1,500,000 if it terminates the Tender Offer and Support Agreement for any reason other than the failure of Purchaser to accept and pay for the Shares validly tendered in the Offer once it becomes obligated to do so. The Company will also be obliged to pay the $1,500,000 termination fee to Purchaser if the Tender Offer and Support Agreement is terminated by Purchaser due to:

            o a breach by or failure to perform by the Company of any of its representations, warranties and covenants set forth in the Tender Offer and Support Agreement; or

            o     the Company's Board of Directors or the Special Committee:

                  o withdrawing or modifying, or publicly proposing to withdraw or modify, in a manner adverse to Saker Holdings Corp. its approval or recommendation of the Tender Offer and Support Agreement, the tender offer or the share exchange;

                  o failing to recommend that the Foodarama shareholders accept the tender offer and vote in favor of the share exchange;

                  o publicly approving or recommending, or publicly proposing to approve or recommend, an alternative takeover proposal; or

                  o expressing no opinion, remaining neutral or taking no position with respect to a tender offer made by a party other than Saker Holdings Corp.

      In this document, references to "dollars" or "$" are to United States dollars unless noted otherwise.

                  QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER

Who is offering to buy my Shares?

      The entity offering to buy the Shares (the "Purchaser") is Saker Holdings Corp., a Delaware corporation formed for the purpose of acquiring all of the Shares that the members of the Purchaser Group do not already own. After the closing of the Offer, Saker Holdings Corp. will be wholly owned by the members of the Purchaser Group. As of May 5, 2006, we owned or controlled approximately 51.5% of the outstanding Foodarama Shares. All of these Shares will be contributed to Purchaser upon the satisfaction or waiver of all the conditions to the Offer, except for up to approximately 31,272 Shares which will be tendered to the Purchaser and purchased for the Offer Price by the Purchaser at the closing of the Offer. See Introduction" and "The Offer--Section 8. Certain Information Concerning Purchaser and the Purchaser Group" for additional information about Purchaser and the Purchaser Group.

Why are you making the Offer?

      We are making this Offer to acquire all of the outstanding Shares that we do not already own. We believe that it is in the best long-term interest of the Company to consummate the Offer because, among other reasons, being a private company will allow the Company's management to focus on long-term business goals and eliminate increased disclosure burdens and increased costs associated with being a public company subject to applicable federal securities laws and regulations. See "Special Factors--Section 2. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives Considered" and "Special Factors--Section 5. Purchaser's Plans for the Company."

What Shares are being sought in the Offer?

      We are seeking to purchase all of the outstanding shares of the Company's $1.00 par value common stock that we do not currently own. As of May 5, 2006, 988,867 Shares were outstanding, of which we owned or controlled 508,974 Shares. The Company's common stock is the only class of its capital stock outstanding. See "Introduction" and "The Offer--Section 1. Terms of the Offer; Expiration Date."

How much are you offering to pay for my Shares? What is the form of payment?

      We are offering to pay $53 per Share in cash, without interest and less any required withholding taxes. See "Introduction" and "The Offer--Section 1. Terms of the Offer; Expiration Date."

Will I have to pay any fees or commissions?

      If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee and your broker or nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "The Offer--Section 3. Procedures for Tendering Shares."

Do you have the financial resources to make payment?

      We will need approximately $27 million to purchase all of the Shares that we do not already own or which will otherwise be tendered pursuant to the Offer and to provide funding for the Merger which may be necessary following the successful completion of the Offer and the Share Exchange, exclusive of any related transaction fees and expenses. The $27 million amount includes monies that may be necessary to purchase in the Merger unexercised options to acquire Shares held by employees of the Company, other than the members of the Purchaser Group. In addition, the $27 million amount includes approximately $1,657,416 which will be used to purchase approximately 31,272 Shares owned by members of the Purchaser Group and members of the Saker family that are not members of the Purchaser Group which are expected to be tendered to Purchaser pursuant to the Offer. We expect to obtain all of these funds from the $105 million financing commitment discussed below. See "Special Factors--Section 6. Conflicts of Interest" and "The Offer--Section 10. Source and Amount of Funds."

      Subject to certain conditions, Purchaser has obtained a $105 million financing commitment from GMAC Commercial Finance ("GMAC") to provide funds for the Offer and the Merger and to refinance the Company's existing indebtedness to GMAC and the other members of the Company's existing lending group. The loans from GMAC will initially be secured by a pledge of the shares of the Purchaser held by the members of the Purchaser Group. Should the Majority of the Minority Condition, the Share Exchange Condition and the Minimum

Tender Condition be satisfied, and the Merger occurs, the financing will be secured by the assets of the Company upon completion of the Offer, the Share Exchange and the Merger. We do not have alternative financing plans in place should the loans from GMAC be unavailable for any reason.

Is your financial condition relevant to my decision to tender shares?

      We do not think our financial condition is material to your decision whether to tender Shares in the Offer because:

      o     the Offer is being made for all of the Shares solely for cash;

      o if we consummate the Offer and not all Shares are tendered and accepted for payment, then we will complete the Share Exchange, all Shares not tendered in the Offer will be exchanged for shares of FSM-Delaware, and we will acquire all of such shares of FSM-Delaware, other than shares as to which appraisal rights have been exercised, for the same purchase price paid in the Offer; and

      o we have received a financing commitment from GMAC to provide funds for the Offer and Merger.

See "The Offer--Section 10. Source and Amount of Funds."

What are the most significant conditions to the Offer?

      The Offer is conditioned, among other things, on (i) satisfaction of the Majority of the Minority Condition, which requires the tender of at least a majority of the outstanding Shares that are not beneficially owned by us, (ii) satisfaction of the Share Exchange Condition, which requires that the Company's shareholders approve an Agreement and Plan of Share Exchange pursuant to which each outstanding Share will be exchanged for one share of common stock of FSM-Delaware, and the Company will become a wholly owned subsidiary of FSM-Delaware; (iii) the satisfaction of the Minimum Tender Condition, which requires the tender of a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, we would own at least 90% of the outstanding Shares, which would also mean that the Majority of the Minority Condition had been satisfied; (iv) our receipt of the proceeds of the financing required to purchase the Shares pursuant to the Offer; (v) the consent of Wakefern Food Corporation; and (vi) the Special Committee not having modified or withdrawn its recommendation that shareholders unaffiliated with us tender their shares in this Offer. We reserve the right to waive any of the Majority of the Minority Condition, the Minimum Tender Condition or the Share Exchange Condition. We will need the consent of GMAC to waive the Minimum Tender Condition. We do not anticipate that it will be possible to consummate the Offer if the Financing Condition is not satisfied. See "Introduction" and "The Offer--Section 11. Certain Conditions of the Offer" for a complete description of all of the conditions to which the Offer is subject.

What is the reason for the Share Exchange Condition?

      Certain provisions of the New Jersey Shareholder Protection Act could be construed as prohibiting a merger between Purchaser and Foodarama. The purpose of the Share Exchange is to change the jurisdiction of incorporation of the corporation owned by shareholders of Foodarama who do not tender shares pursuant to the Offer from New Jersey to Delaware. This change will permit Purchaser to acquire the equity interest of any Foodarama shareholder who does not tender shares in the Offer through the merger of FSM-Delaware with and into Purchaser. As a result, the Purchaser has conditioned the consummation of the Offer upon the approval of the Share Exchange by the Company's shareholders.

How long do I have to decide whether to tender my Shares in the initial offering period?

      You may tender your Shares under the Offer until 12:00 midnight, New York City Time, on June __, 2006, which is the scheduled expiration date of the offering period, unless we decide to extend the offering period. See "The Offer--Section 3. Procedures for Tendering Shares" for information about tendering your Shares.

Can the Offer be extended? How will I be notified if the Offer is extended?

      Yes. We may elect to extend the Offer. We can do so by issuing a press release no later than 9:00 a.m., New York City Time, on the business day following the scheduled expiration date of the Offer, stating the extended expiration date and the approximate number of Shares tendered to date. See "The Offer--Section 1. Terms of the Offer; Expiration Date" for information about extension of the expiration date of the Offer.

Will there be a subsequent offering period?

      Following the satisfaction or waiver of all the waivable conditions to the Offer and the acceptance of and payment for all the tendered Shares during the initial offering period, we may elect to provide a subsequent offering period of at least three (3) business days, during which time shareholders whose Shares have not previously been tendered and accepted for payment may tender, but not withdraw, their Shares and receive the Offer consideration. Under federal securities laws, we are not allowed to provide a subsequent offering period of more than twenty (20) business days. See "The Offer--Section 1. Terms of the Offer; Expiration Date" and "The Offer--Section 4. Rights of Withdrawal" for more information concerning any subsequent offering period.

How do I tender my Shares?

      If you hold the certificates for your Shares, you should complete the enclosed Letter of Transmittal and enclose all the documents required by it, including your stock certificates, and send them to the Depositary at the address listed in this Offer to Purchase. If your broker holds your Shares for you in "street name," (i.e. with a brokerage such as Merrill Lynch, Charles Schwab, or Ameritrade) you must inform your broker of your decision to tender your Shares and instruct your broker to tender your Shares on your behalf. In any case, the Depositary must receive all required documents before the expiration date of the Offer, which is June __, 2006, unless extended. If you cannot comply with any of these procedures, you still may be able to tender your Shares by using the guaranteed delivery procedures described in this document. See "The Offer--Section 3. Procedures for Tendering Shares" for more information on the procedures for tendering your Shares.

Until when can I withdraw previously tendered Shares?

      You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your shares for payment by 12:00 midnight, New York City Time, on June __, 2006, you can withdraw them at any time after such date until we do accept your Shares for payment. This right to withdraw will not apply to any subsequent offering period if we elect to establish one. See "The Offer--Section 1. Terms of the Offer; Expiration Date" and "The Offer--Section 4. Rights of Withdrawal."

How do I withdraw previously tendered Shares?

      You (or your broker, if your Shares are held in "street name") may withdraw any Shares that you have tendered by sending a written or facsimile transmission notice of withdrawal to the Depositary at the address or facsimile number listed in this Offer to Purchase at any time before 12:00 midnight, New York City Time, on June __, 2006 or, if the Offer is extended, the extended expiration date. The notice must include the name of the shareholder that tendered the Shares, the number of Shares to be withdrawn and, if certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name in which the tendered Shares are registered if different from that of the person who tendered the Shares. For complete information about the procedures for withdrawing your previously tendered Shares, see "The Offer--Section 4. Rights of Withdrawal."

Is this Offer supported by the Foodarama Board of Directors?

      The Purchaser is making the Offer directly to the shareholders of the Company. The Special Committee, consisting of the three members of the Board of Directors who are not members of the Purchaser Group and are otherwise independent, has determined that the price to be received pursuant to the Offer and Merger is fair from a financial point of view to Foodarama shareholders unaffiliated with us and has recommended that shareholders unaffiliated with us tender their Shares in the Offer. The Company has prepared a Solicitation/Recommendation Statement on Schedule 14D-9 containing additional information regarding the determination and recommendation of the Special Committee, including a discussion of the opinion of William Blair & Company, L.L.C. delivered to the Special Committee, that, as of March 2, 2006, based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the shareholders of the Company who are unaffiliated with us in the Offer and the Merger, considered as a single transaction, was fair, from a financial point of view, to them. The Solicitation/Recommendation Statement is being sent to shareholders concurrently with this document. A discussion of the recommendation is also included in this Offer to Purchase. The Company and the Purchaser have entered into a Tender Offer and Support Agreement (the "Tender Offer and Support Agreement") which requires the Company to reimburse Purchaser for out-of-pocket expenses incurred in connection with the Offer if the Company's shareholders fail to approve the Share Exchange and the Tender Offer and Support Agreement is thereafter terminated or if the Tender Offer and Support Agreement is terminated under certain other circumstances. Pursuant to the Tender Offer and Support Agreement, the Company will be required to pay to Purchaser a $1,500,000 termination fee (with a credit against that fee for all reimbursed expenses) if the Special Committee withdraws its recommendation that shareholders of the Company tender their Shares in the Offer and the Tender Offer and

Support Agreement is thereafter terminated. See "Special Factors - Background of the Offer," "Special Factors - Recommendation of the Special Committee; Fairness of the Offer and the Merger" and "Special Factors - Offer Support Agreement" for more detailed information.

If I decide not to tender, how will the Offer affect my Shares?

      If you do not tender your Shares, the Offer will not be consummated if the Financing Condition is not satisfied and might not be consummated if any of the Majority of the Minority Condition, the Share Exchange Condition or the Minimum Tender Condition are not be satisfied. We will not acquire any Shares through this Offer if any of the Majority of the Minority Condition, the Share Exchange Condition or the Minimum Tender Condition is not satisfied and we do not waive any such condition that is not satisfied. See "The Offer--Section 10. Certain Conditions to the Offer." If the Offer is not consummated, you will remain a shareholder of the Company. If you do not tender your Shares and we consummate the Offer and the Share Exchange and, as a result, Shares are exchanged for an equal number of shares of FSM-Delaware common stock and we own at least 90% of the outstanding shares of FSM-Delaware following the Share Exchange, we will effect the Merger without the vote or approval of the shareholders of FSM-Delaware. In the Merger, you will be entitled to receive $53 per share in cash or to seek appraisal rights in accordance with the DGCL . See "The Offer--Section 9. Merger; Appraisal Rights; Rule 13e-3" and Schedule A.

      Even if we do not own at least 90% of the outstanding Shares after consummating the Offer, shareholders who did not tender their Shares will remain shareholders of Foodarama if the Share Exchange is not completed or will be shareholders of FSM-Delaware if the Share Exchange is completed. There can be no assurance that we will be able to consummate an alternative transaction to the Merger to acquire the remaining Shares or the shares of common stock of FSM-Delaware and it might take considerably longer for shareholders to receive any consideration for their Shares or shares of common stock of FSM-Delaware than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per Share to such shareholders that are more or less than, or the same as, the Offer Price. See "Questions and Answers About the Tender Offer--If Purchaser Consummates the Tender Offer, What are Its Plans with Respect to All of the Shares that are Not Tendered in the Offer?" and "Special Factors--Section 7. Conduct of the Company's Business if the Offer is Not Completed or if Purchaser Waives the Minimum Tender Condition."

How will U.S. taxpayers be taxed for U.S. federal income tax purposes?

      If you are a U.S. taxpayer, your receipt of cash for Shares in the Offer or your receipt of cash for shares of FSM-Delaware in the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (i) the cash you receive in the Offer and (ii) your adjusted tax basis in the Shares you sell in the Offer or the FSM-Delaware Shares for which you receive cash in the Merger. That gain or loss will be a capital gain or loss if the Shares or FSM-Delaware Shares are a capital asset in your hands, and will be long-term capital gain or loss if the Shares were acquired by you more than one year prior to the time that the Offer or the Merger is completed. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer or the Merger to you. See "The Offer--Section 5. Material Federal Income Tax Consequences of the Offer."

If my tendered Shares are accepted in the Offer, when will I get paid?

      If the conditions to the Offer are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will receive a check for an amount equal to the product of the number of Shares you have tendered in the Offer multiplied by $53, without interest and less any required withholding taxes. The checks will be mailed out promptly following our acceptance of Shares in the Offer but in any event no earlier than the Expiration Date. See "The Offer--Section 2. Acceptance for Payment and Payment for Shares." Generally, taxes will be withheld from any amounts payable to you as a result of the Offer only if you do not complete and remit to the Depositary Substitute Form W-9.

      In all cases, payment for tendered Shares will be made only after timely receipt by us of certificates for such Shares, a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares.

What are your plans with respect to the Company's employees?

      We believe the Company's employees are important to the success of the Company's business and operations and do not currently anticipate that the Offer, the Share Exchange or the Merger would be disruptive to the Company's current ongoing operations or would result in the need to terminate any of the Company's employees.

What are your plans with respect to the business of the Company?

      We do not contemplate any changes in the day-to-day management and operation of the business of the Company. We retain the right to change the business plan of the Company based on future developments. Nonetheless, aside from the Share Exchange and the Merger, we have no current plans that would involve a material change in the corporate structure, management or business of the Company. See "Special Factors--Section 5. Purchaser's Plans for the Company."

Is this the first step in a going-private transaction?

      Yes. Assuming that each of the Minimum Tender Condition, the Majority of Minority Condition and the Share Exchange Condition is satisfied, each outstanding Share that is not tendered in the Offer will be exchanged for one share of common stock of FSM-Delaware, and we will acquire all outstanding shares of FSM-Delaware pursuant to the Merger between Purchaser and FSM-Delaware. Following the Share Exchange, the Company will cease to be a public company. See "Special Factors--Section 5. Purchaser's Plans for the Company" and "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3."

Will the Offer be followed by the Share Exchange and Merger if not all of the publicly traded Shares of the Company are tendered in the Offer?

      Assuming that each of the Minimum Tender Condition, the Share Exchange Condition and the Financing Condition is satisfied, we will effect the Share Exchange and the Merger and acquire all of the FSM Delaware shares issued in exchange for the Shares that were not tendered in the Offer at a price equal to that paid in the Offer. The DGCL provides that if we own at least 90% of the outstanding shares of FSM-Delaware, we may merge FSM-Delaware with and into the Purchaser without the approval or any other action on the part of the stockholders of either Purchaser or FSM-Delaware or the board of directors of FSM-Delaware. If the Offer, the Share Exchange and Merger are consummated as intended, all of the shareholders (other than the members of the Purchaser Group) of the Company who did not tender their Shares in the Offer will receive either the Offer Price for their shares of FSM-Delaware or, if they exercise their appraisal rights pursuant to
Section 262 of the DGCL, the fair value of their shares of FSM-Delaware. See "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3" and Schedule A.

If you consummate the Offer, what are your plans with respect to Shares that are not tendered in the Offer?

      If the Majority of the Minority Condition, the Minimum Tender Condition, the Share Exchange Condition and the Financing Condition are satisfied, we will complete the Share Exchange and then cause FSM-Delaware to merge with and into the Purchaser and pay to FSM-Delaware shareholders who have not tendered their Shares or exercised appraisal rights the same consideration we paid for Shares in the Offer. Shareholders of the Company who do not tender their Shares in the Offer will have a right to demand payment of the fair value of their shares of FSM-Delaware under the DGCL in connection with the Merger.

      If any of the Majority of the Minority Condition, the Minimum Tender Condition or the Share Exchange Condition is not satisfied, we may still consummate the Offer if we waive the condition(s) not satisfied, subject to our determination that such purchase is financially prudent. Whether we determine that such a purchase would be financially prudent will be based on our consideration of:

      o     the number and percentage of the Shares actually tendered;

      o our perception of the costs and burdens of there being a minority stock ownership in the Company; and

      o our financial resources and liquidity to support the ability to make such a purchase, including the availability of financing.

In such event, we may, among other things: (a) engage in open market or privately negotiated purchases of Shares to increase our aggregate ownership of the Shares to at least 90% of the then outstanding Shares and then complete the Share Exchange and effect a short-form merger; (b) cause the members of the Purchaser Group to exercise options held by them to acquire the Company's common stock, to increase Purchaser's aggregate ownership of the Shares to at least 90% of the then outstanding Shares and then complete the Share Exchange and effect a short-form merger; or (c) complete the Share Exchange and propose that Purchaser and FSM-Delaware enter into a merger agreement to effect a long-form merger, which would require the approval of FSM-Delaware's board of directors and the vote of FSM-Delaware's stockholders in favor of the long-form merger. In addition, if there are fewer than 300 Shareholders who own at least 100 Shares, or if the Company is unable to comply with any other requirement for continued listing on the American Stock Exchange as a result of the purchase of such tendered Shares, the Company's common stock may be delisted from the American Stock Exchange. The Company's common stock may also be deregistered from the reporting requirements of the Exchange Act if there are less than 300 remaining shareholders. In any event, any shares not tendered would remain outstanding or would be exchanged for shares of FSM-Delaware pursuant to the Share Exchange. We currently do not know whether a second step transaction, such as a long-form merger, or open market or privately negotiated purchase of Shares would be viable in the event we were to waive the Majority of Minority Condition, the Minimum Tender Condition or the Share Exchange Condition. See "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3" and Schedule A for more information concerning the Merger and exercising dissenters' rights and "The Offer--Section 11. Certain Conditions of the Offer" for a complete description of all of the conditions to which the Offer is subject. See "Special Factors--Section 5. Purchaser's Plan for the Company." "Special Factors--Section
7. Conduct of the Company's Business if the Offer is Not Completed or if Purchaser Waives the Minimum Tender Condition," and "The Offer--Section 11. Certain Conditions of the Offer" for a complete description of our plans if the Minimum Tender Condition is waived.

What effect does the Offer have on outstanding options to purchase Shares?

      Pursuant to the terms of the Company's stock option plan, the vesting schedules of options have been accelerated to permit their exercise prior to the Offer. Option holders (other than the members of the Purchaser Group) who exercise their options and tender the Shares issued upon such exercise will receive the Offer Price for such Shares. Options not exercised prior to the consummation of the Merger will be cancelled in the Merger and, in exchange, option holders who are not members of the Purchaser Group will receive cash in the amount by which the Offer Price exceeds the exercise price of the options, and option holders who are members of the Purchaser Group will receive options to acquire an equal number of shares of Purchaser's common stock. See "The Offer--Section 1. Terms of the Offer; Expiration Date," and "The Offer--Section
9. Merger; Dissenters' Rights; Rule 13e-3" for more information on the treatment of options in the Offer and the Merger.

When do you expect to complete the Offer, the Share Exchange and the Merger?

      We hope to complete the Offer on June _, 2006, the initial scheduled expiration date. However, we may extend the Offer if the conditions to the Offer have not been satisfied at the scheduled expiration date or if we are required to extend the Offer by the rules of the SEC. If the Financing Condition, Minimum Tender Condition and the Share Exchange Condition are satisfied, we expect to complete the Share Exchange immediately after the completion of the Offer, and then the Merger immediately following the completion of the Share Exchange. See "The Offer--Section 1. Terms of the Offer; Expiration Date" and "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3."

Will I have the ability to assert appraisal rights for my Shares?

      If you do not tender your Shares in the Offer, you receive shares of FSM-Delaware in the Share Exchange, you continuously hold such shares through the effective date of the Merger and you neither vote in favor of the Merger nor consent thereto in writing, you will have a statutory right to demand payment of the fair value of your shares of FSM-Delaware plus accrued interest, if any, from the date of the Merger in accordance with the DGCL. If you tender your Shares in the Offer and we purchase them, you will not be entitled to exercise statutory dissenters' rights and demand payment of the fair value for your Shares under the New Jersey Business Corporation Act. The value received upon exercise of appraisal rights may be more than, less than or the same as the cash consideration paid in the Offer and the Merger. The costs of the appraisal proceeding may be determined by Delaware courts and assessed against the parties as the Delaware courts deems equitable in the circumstances. See "The Offer--Section 9. Merger; Appraisal Rights; Rule 13e-3" and Schedule A.

What is the market value of my Shares as of a recent date?

      On December 1, 2005, the last full trading day prior to the public announcement of our expression of interest to take Foodarama private, the reported closing price on the American Stock Exchange was $37 per share of Foodarama common stock. On May 5, 2006, the last full trading day prior to this Offer, the reported closing price on the American Stock Exchange was $53.50 per share of Foodarama common stock. The average closing price for the twelve-month period ended December 1, 2005 was $36.11 per share of Foodarama common stock. You should obtain a recent market quotation for the common stock of Foodarama in deciding whether to tender your Shares. See "The Offer--Section 6. Price Range of Shares; Dividends; Ownership of and Transactions in Shares" for recent high and low sales prices for the Shares.

Who can I talk to if I have questions about the Offer?

      If you have questions or you need assistance, you should contact MacKenzie Partners, Inc., who is acting as the Information Agent for the Offer, at the following address and telephone number:

                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                                       or
                          Call Toll Free (800) 327-2885

        TO THE HOLDERS OF COMMON STOCK OF FOODARAMA SUPERMARKETS , INC.:

                                  INTRODUCTION

      Saker Holdings Corp., a newly formed Delaware corporation ("Purchaser") owned by Richard J. Saker, the Chief Executive Officer and President of Foodarama Supermarkets, Inc., a New Jersey corporation (the "Company" or "Foodarama"), Joseph J. Saker, the Company's Chairman, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising of the Company, Thomas Saker, Vice President of Operations of the Company and four other members of the family of Joseph J. Saker (the "Purchaser Group"), hereby offers to purchase (the "Offer"), at a price of $53 per share (the "Offer Price"), in cash, all outstanding shares of the Company's $1.00 par value common stock (the "Shares") not currently owned by the members of the

Purchaser Group, on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal. Together, the members of the Purchaser Group currently own or control approximately 51.5% of the outstanding common stock of Foodarama. As of May 5, 2006, 479,893 Shares are being sought in the Offer. In addition, as of May 5, 2006 there were a total of 94,000 outstanding options to acquire Shares that had an exercise price less than the Offer Price, of which outstanding options to acquire 4,000 Shares were held by individuals other than the members of the Purchaser Group. Shares issued upon exercise of such options and prior to the expiration of the Offer will also be subject to this Offer. Under the terms of the Foodarama 2001 Stock Incentive Plan, any options outstanding at the time of the closing of the Offer will be settled in cash for an amount equal to the amount determined by multiplying the number of shares subject to the option by the Offer Price, less the aggregate exercise price of the option. Any option having a per share exercise price in excess of the Offer Price shall terminate and be cancelled. See "The Offer--Section 8. Certain Information Concerning Purchaser and the Purchaser Group."

      The Offer represents a 43% premium over the closing price of Foodarama common stock on December 1, 2005, the last full trading day before the public announcement of the Purchaser Group's interest to take Foodarama private. The following table reflects the premium relative to the Offer Price measured over the period(s) indicated (all of which are for periods ending as of the close of trading on December 1, 2005):

                  Period(s)                          Price            Premium
                  ---------                          -----            -------

Prior Day Closing (December 1, 2005)                $37               43%
5-day Average Closing Price                         $37.60            41
30-Day Average Closing Price                        $38.43            38
13-Week Average Closing Price                       $36.79            44
52 Week High                                        $48               10
52 Week Low                                         $31               71

      If you are a record owner of Shares, you will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares in the Offer. Shareholders who hold their Shares through banks or brokers should check with such institutions as to whether they charge any service fee. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup U.S. federal income tax withholding at applicable rates (currently 28%) of the gross proceeds payable to you. Purchaser will pay all charges and expenses of MacKenzie Partners, Inc., who will act as the Information Agent for the Offer, and American Stock Transfer & Trust Company, who will act as Depositary for the Offer.

      THE OFFER IS CONDITIONED ON, AMONG OTHER THINGS, (1) THE TENDER OF AT LEAST A MAJORITY OF THE TOTAL OUTSTANDING SHARES OF FOODARAMA, EXCLUDING SHARES BENEFICIALLY OWNED BY THE PURCHASER GROUP (THE "MAJORITY OF THE MINORITY CONDITION"); (2) THE TENDER OF A SUFFICIENT NUMBER OF SHARES PURSUANT TO THIS OFFER SUCH THAT, AFTER THE SHARES ARE PURCHASED PURSUANT TO THIS OFFER, PURCHASER WOULD OWN AT LEAST 90% OF THE THEN OUTSTANDING FOODARAMA COMMON STOCK

(THE "MINIMUM TENDER CONDITION"), (3) THE APPROVAL BY THE SHAREHOLDERS OF THE COMPANY OF AN AGREEMENT AND PLAN OF SHARE EXCHANGE PURSUANT TO WHICH EACH OUTSTANDING SHARE OF THE COMPANY'S COMMON STOCK WOULD BE EXCHANGED FOR ONE SHARE OF COMMON STOCK OF FSM-DELAWARE AND THE COMPANY WOULD BECOME A WHOLLY OWNED SUBSIDIARY OF FSM-DELAWARE (THE "SHARE EXCHANGE CONDITION") AND (4) OUR RECEIPT OF THE PROCEEDS OF THE FINANCING WE HAVE ARRANGED TO FUND THE PURCHASE OF SHARES (THE "FINANCING CONDITION"). SUBJECT TO THE CONSENT OF GMAC, WE RESERVE THE RIGHT TO WAIVE ANY OF THE MAJORITY OF THE MINORITY CONDITION, THE MINIMUM TENDER CONDITION OR THE SHARE EXCHANGE CONDITION. THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

      This Offer is also subject to certain other conditions described in "The Offer--Section 11. Certain Conditions to the Offer."

      Together, the members of the Purchaser Group currently own or control approximately 51.5% of the Company's outstanding common stock. According to information provided by Foodarama to Purchaser, as of May 5, 2006, there were 988,867 Shares outstanding, of which 479,893 Shares were held by persons other than the members of the Purchaser Group. Based on the foregoing, if Purchaser were to purchase 381,709 Shares pursuant to the Offer, both the Minimum Tender Condition and the Majority of the Minority Condition would be met. Based on information provided by Foodarama to Purchaser, as of May 5, 2006, the executive officers of Foodarama (other than the members of the Purchaser Group), as a group held options to purchase up to 4,000 Shares. As of the date hereof, we are not aware whether these executive officers will exercise their options to purchase Shares. These officers have indicated, however, that they do exercise their options, they intend to tender their Shares in the Offer.

      The purpose of the Offer is to acquire as many outstanding Shares as possible as a first step in the acquisition of the entire equity interest in Foodarama. If the Majority of the Minority Condition, the Minimum Tender Condition, the Share Exchange Condition and the Financing Condition are satisfied, each outstanding Share will be exchanged for one (1) share of common stock of FSM-Delaware (the "Share Exchange"), and the Company will become a wholly owned subsidiary of FSM-Delaware. After the Share Exchange is completed, FSM-Delaware will merge with and into the Purchaser in a short-form merger (the "Merger"), and Purchaser will be the surviving corporation in the Merger. In the Merger, each outstanding share of FSM-Delaware common stock, other than Shares held by shareholders of FSM-Delaware who perfect their appraisal rights under the Delaware General Corporation Law (the "DGCL"), will be converted into the right to receive in cash an amount equal to the Offer Price, without interest and less any required withholding tax. Under the DGCL, if Purchaser owns at least 90% of the outstanding shares of FSM-Delaware, Purchaser can consummate the Merger without any action or vote by the FSM-Delaware Board of Directors or shareholders. See "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3." As a result of the Offer, the Share Exchange and the Merger, the members of the Purchaser Group will wholly own the Purchaser which will wholly own the Company, the common stock of the Company will be de-listed from the American Stock

Exchange, and the Company will de-register from, and will no longer be subject to, the reporting obligations under the Exchange Act.

      The Foodarama Board of Directors appointed a special committee of independent directors (the "Special Committee") to consider and make recommendations with respect to the Offer, including making a recommendation in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 that must be filed with the SEC and that must be provided to Foodarama shareholders with respect to this Offer (the "Schedule 14D-9"). The Special Committee has recommended that shareholders unaffiliated with us tender their Shares in the Offer. Purchaser encourages you to review carefully the Schedule 14D-9.

      The Company has entered into a Tender Offer and Support Agreement with Purchaser (the "Purchaser") which requires the Company to reimburse Purchaser for out-of-pocket expenses incurred in connection with the Offer if the Company's shareholders fail to approve the Share Exchange and the Tender Offer and Support Agreement is thereafter terminated, or if the Tender Offer and Support Agreement is terminated under certain other circumstances. The Company will be required to pay to Purchaser a $1,500,000 termination fee (with a credit against that fee for all reimbursed expenses) if the Special Committee withdraws its recommendation that shareholders of the Company tender their Shares in the Offer and the Tender Offer and Support Agreement is thereafter termination.

      William Blair & Company, LLC has delivered to the Special Committee its opinion, dated March 2, 2006 (the "Fairness Opinion"), to the effect that, as of such date and based on the assumptions made, matters considered and limitations of its review as set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and Merger is fair from a financial point of view to such holders. The full text of the Fairness Opinion is attached as Annex B to the Proxy Statement/Prospectus being furnished to Foodarama shareholders by the Company and FSM-Delaware in connection with the Share Exchange. Holders of Shares should read the Fairness Opinion in its entirety. The Fairness Opinion is directed only to the fairness of the consideration to be received by the holders of Shares, from a financial point of view, and does not address any other aspect of the Offer. The Fairness Opinion does not constitute a recommendation to any holder of Shares as to whether such holder should tender his, her or its Shares pursuant to the Offer.

      We urge you to make your own decision as to the acceptability of the Offer, including the adequacy of the Offer Price, in light of your investment objectives, your views as to the Company's prospects and outlook and any other factors that you deem relevant to your investment decision. See "Special Factors--Section 1. Background of the Offer" and "Special Factors--Section 4. Position of Purchaser and the Purchaser Group Regarding the Fairness of the Offer and the Merger" for more detailed information. We also encourage you to review carefully the Schedule 14D-9.

      This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase include certain forward-looking statements. These statements appear throughout this Offer to Purchase and include statements regarding our intent, belief or current expectations, including the information under the caption "The Offer--Section 7. Certain Information Concerning the Company." Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include, among other things:

      o     competitive factors in the industry in which Foodarama operates;

      o the ability to execute fully Purchaser's business strategy after taking Foodarama private;

      o     the ability to realize estimated expense savings;

      o the ability to repay the debt financing incurred to complete the Offer and the Merger and to operate the business in compliance with the operating covenants of the loan agreements;

      o     the ability to attract and retain qualified employees;

      o the ability to implement the controls necessary to reduce costs and improve revenues;

      o     general economic, capital market and business conditions;

      o     war and acts of terrorism;

      o     changes in government regulation;

      o     changes in American Stock Exchange listing requirements;

      o changes in tax law requirements, include tax rate changes, new tax laws and revised tax law interpretations; and

      o     the risks and uncertainties described in Foodarama SEC filings.

      There may also be other factors that are currently not identifiable or quantifiable, but may arise or become known in the future. Forward-looking statements speak only as of the date the statement was made. Purchaser is not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future results, or for any other reason, except as may be required by federal securities laws.

      The information contained in this Offer to Purchase concerning Foodarama was obtained from publicly available sources or made available to us by Foodarama. Neither Purchaser nor any member of the Purchaser Group takes any responsibility for the accuracy of such information.

      THE OFFER IS CONDITIONED UPON THE SATISFACTION OR WAIVER OF THE CONDITIONS DESCRIBED IN "THE OFFER--SECTION 11. CERTAIN CONDITIONS OF THE OFFER." THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE __ 2006, UNLESS PURCHASER EXTENDS IT.

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                                 SPECIAL FACTORS

1.    BACKGROUND OF THE OFFER

      At various times in recent years, Richard J. Saker, Foodarama's Chief Executive Officer and President, and Joseph J. Saker, Foodarama's Chairman of the Board, have discussed informally between themselves, and with certain members of Foodarama management, the merits of a going private transaction involving Foodarama. The factors that prompted these discussions were:

      o     the lack of liquidity of Foodarama's common stock, due primarily to:

            o     the small market capitalization of Foodarama;

            o the ownership of a majority of Foodarama's common stock by members of the Saker family and their affiliates;

            o     the small size of the "public float;"

            o     the low trading volume of Foodarama's common stock; and

            o the limited institutional following of Foodarama's common stock and the lack of research attention being given to Foodarama by market analysts;

      o the likelihood that Foodarama's common stock would remain relatively illiquid in the future;

      o the significant and increasing cost of operating Foodarama as a public company; and

      o the fact that Richard Saker, Joseph Saker and certain other members of the Saker family, as required by Wakefern Food Corporation ("Wakefern"), have personally guaranteed all of Foodarama's obligations to Wakefern, despite the fact that they own only approximately 51% of Foodarama's outstanding common stock.

      These discussions intensified commencing in late 2002 as certain members of the Purchaser Group became aware of the additional expenses that would be associated with Foodarama continuing to be a publicly-traded company and the additional burdens that would be placed on management and the board of directors as a result of the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley") and various rules promulgated by the SEC thereunder.

      With the passage of Sarbanes-Oxley, Foodarama encountered significant and continuing increases in the cost of maintaining its status as a public company, both through increased compliance costs as well as the diversion of management time, energy and resources for compliance. For many years, Foodarama's stock has suffered from low trading volume, limited interest from institutional buyers, and a lack of research coverage. The average trading volume for the twelve months ended November 30, 2005 was 242 shares per day and for the five years ended November 30, 2005 was 478 shares per day. For these two respective periods, there were no shares of Foodarama common stock traded for 166 days (65.4% of potential trading days) and 705 days (56.1% of potential trading days). During the five years ended November 30, 2005, Foodarama had only two significant institutional investors whose reported holdings, taken together, never exceeded 14% of Foodarama's outstanding stock at any one time. Management is not aware of any meaningful analyst coverage of Foodarama in recent years.

      On December 13, 2004, Richard Saker, Michael Shapiro, Foodarama's Chief Financial Officer, and Thomas Flynn, Foodarama's Vice President of Accounting, met with representatives of Conway Del Genio, Gries & Co., LLC, a financial advisory firm, to discuss the possibility of a going private transaction. Subsequently, Mr. Saker and certain other members of the Saker family engaged Conway Del Genio to advise them with respect to a possible going private transaction. The Saker family retained Conway Del Genio based upon its experience and expertise, Conway Del Genio is continuously engaged in the valuation of businesses and securities in connection with acquisitions, providing restructuring services and acting as a financial advisor in acquisitions and sales of businesses. During the two years prior to its engagement, there had been no prior material relationships between Conway Del Genio on the one hand and either the Purchaser Group or Foodarama on the other hand.

      Between March 2005 and April 2005, Richard Saker began to discuss with other members of the Saker family the possibility of a transaction in which they would purchase all of the outstanding equity securities of Foodarama. These discussions were focused on the limited benefits to Foodarama and its shareholders of being a public company, including the lack of liquidity of Foodarama's common stock, the costs of operating Foodarama as a public company and the fact that members of the Saker family had been required by Wakefern to personally guarantee all of Foodarama's obligations to Wakefern despite the fact that members of the Saker family collectively own only 51% of Foodarama's outstanding common stock.

      On March 3, 2005, Mr. Shapiro and Mr. Flynn met with representatives of GMAC Commercial Finance LLC, one of Foodarama's lenders, to discuss the possibility of GMAC participating in the financing of a going private transaction involving Foodarama and the debt capacity available to support the financing of a potential going private transaction. Mr. Shapiro and Richard Saker attended additional meetings with GMAC and potential participants in the financing on March 10, April 8 and April 27, 2005. From time to time from April 27, 2005 through August 11, 2005, Mr. Shapiro and Mr. Flynn discussed matters related to the financing of the potential going private transaction with representatives of GMAC, including matters related to the structure of the loan transaction, borrowing availability, the capital structure and projected operating results of Foodarama after giving effect to the going private transaction and the possibility of other lenders participating in the financing.

      On April 22, 2005, Mr. Shapiro and Mr. Flynn, with representatives of the law firm of Giordano Halleran & Ciesla, P.C., counsel to Foodarama, met with representatives of Conway Del Genio to discuss the financial analysis and the steps that may be involved in effecting a going private transaction.

      On or about May 18, 2005, representatives of GMAC advised Richard Saker and Mr. Shapiro that they believed that GMAC would be willing to finance a portion of a going private transaction and would solicit interest from other potential lenders. On August 11, 2005, GMAC provided a proposal letter to the Purchaser Group outlining basic loan terms.

      On September 13, 2005, Richard Saker, Mr. Shapiro, Mr. Flynn and representatives of Giordano, Halleran & Ciesla met with representatives of Conway Del Genio to discuss matters related to the potential going private transaction, including the structure of the transaction, a possible offer price for the Foodarama shares and the factors that Conway Del Genio had reviewed in connection with its analysis of a possible offer price, including historical trading prices, premiums paid in similar transactions and a discounted cash flow analysis. Conway Del Genio verbally advised that it believed that the offer price should be within a range of $35 to $45 but did not provide any written report, opinion or appraisal with respect to its analysis. After considering alternatives, such as a long-form merger, and discussing existing legal precedent related to going private transactions, the group tentatively concluded that it would be preferable to structure a transaction so that the acquiring entity would own at least 90% of Foodarama's outstanding common stock upon completion of an initial tender offer. The group noted that this result could be achieved only with the cooperation of Arthur Abbey, the holder of approximately 12% of Foodarama's outstanding common stock.

      On October 28, 2005, representatives of Conway Del Genio and Giordano, Halleran & Ciesla met with Mr. Abbey. Mr. Abbey advised that he had no compelling reason to sell his interest in Foodarama, but that he would be inclined to sell his shares of Foodarama common stock to the Saker family if an acceptable price was proposed to him.

      In a telephone call on October 31, 2005, representatives of Conway Del Genio suggested a possible purchase price of $41 per share to Mr. Abbey, who expressed his unwillingness to sell his shares at that price. Between October 31, 2005 and November 18, 2005, representatives of Conway Del Genio and Mr. Abbey participated in several telephone calls in which this subject was further discussed. On November 18, 2005, Mr. Abbey advised that he would be willing to sell his Foodarama shares for $52 per share if an offer was presented to him.

      The Company is a member of the Wakefern Food Corporation ("Wakefern"), the largest retailer-owned food cooperative in the United States. On or about November 17, 2005, Richard Saker met with representatives of Wakefern to advise them of the proposed going private transaction and discuss Wakefern's views on the potential change in ownership of Foodarama that would result from the completion of the proposed going private transaction in light of the restrictions contained in the Stockholders' Agreement among Wakefern and its shareholders (the "Wakefern Stockholders' Agreement"). The Wakefern Stockholders' Agreement provides, among other things, that notice be given to Wakefern in the event of a merger or change of control of a Wakefern member and that the member make a "withdrawal payment" unless the successor in the merger or change of control is a "qualified successor." To be deemed a "qualified successor," the successor must, among other things, be considered a financially sound company, as determined by the board of directors of Wakefern. The Wakefern representatives indicated to Mr. Saker that they would not view the going private transaction as a change of control of Foodarama in light of the Purchaser Group's control of over 51% of Foodarama common stock and that they believed that the Wakefern Board of Directors would be inclined to support the going private transaction. On or about November 29, 2005, Mr. Saker and Mr. Shapiro met with Wakefern representatives to discuss the financial impact of the proposed transactions on Foodarama. Foodarama subsequently provided certain forecasted financial information to Wakefern which gave effect to the proposed transactions. These projections are included in the section of this Offer to Purchase captioned "Certain Projections of Future Operating Results."

      Meanwhile, following the issuance of the proposal letter from GMAC, Mr. Saker, Mr. Shapiro and Mr. Flynn finalized negotiations regarding the loans from GMAC in contemplation of the transactions, and on November 23, 2005, GMAC issued a written commitment to provide the loans, subject to conditions specified in its commitment letter.

      On December 1, 2005, at a meeting of Foodarama's Board of Directors, Mr. Richard Saker, on behalf of the Purchaser Group, delivered a non-binding proposal to the Board of Directors indicating an interest in pursuing a going private transaction through a tender offer, share exchange and short-form merger to acquire the outstanding shares of Foodarama common stock not already owned by the members of the Purchaser Group at a price of $52 per share, subject to certain conditions, including a condition that Purchaser hold at least 90% of Foodarama's common stock after the completion of the tender offer and the approval of the share exchange by Foodarama's shareholders. The proposal contemplated that Purchaser would be paid a break up fee of $1,000,000 if the Purchaser Group commenced the tender offer and Foodarama's Board of Directors, or any committee of the Board, withdrew its recommendation of the tender offer to Foodarama's shareholders or otherwise terminated the transaction. Mr. Saker advised the Board that in considering the proposal, the Board should be aware that the members of the Purchaser Group were not interested in selling their controlling interest in Foodarama to a third party, and that Mr. Abbey had advised the Purchaser Group that he would be willing to sell all his shares at the $52 price. Mr. Saker advised the Board that the Purchaser Group had engaged Conway Del Genio to analyze and recommend a basic transaction strategy and financial structure with respect to the proposed transaction and assist it in determining the tender offer price. The unwillingness of the Saker family to sell its controlling interest in Foodarama was based upon the fact that the Saker family had founded and had a substantial investment in Foodarama since its inception. In addition, the Saker family believed that a sale of Foodarama to a non-member of the Wakefern cooperative was not viable in light of the approximate $300 million withdrawal fee payable to Wakefern under the Wakefern Shareholders' Agreement in the event of a sale to a party that was not a "qualified successor." In light of Foodarama's status as the largest member of the Wakefern cooperative, and its familiarity with the other members of the cooperative, the Saker family did not believe that another member of the cooperative was likely to be willing and able to acquire Foodarama for consideration equal to or greater than the $52 per share being proposed by the Saker family.

      Following discussion regarding the Purchaser Group's proposal, the directors resolved to establish a Special Committee of the Board to act on behalf of the public shareholders in evaluating and negotiating the going private proposal by the Purchaser Group. The Special Committee was comprised of the Board's three independent directors: Charles Parton, Albert Zager and Robert Hutchins. The members of the Special Committee are not employed by Foodarama and are not affiliated with Purchaser or the Purchaser Group. The Special Committee was authorized to review, evaluate and negotiate the terms and conditions of, and make recommendations with respect to, the proposed transaction with Purchaser and the Purchaser Group on behalf of Foodarama's public shareholders other than the members of the Purchaser Group.

      The Board authorized the Special Committee to retain legal, financial and other advisors in order to assist it in its consideration and evaluation of the Purchaser Group's going private proposal. The Board directed that the Special Committee and its legal and financial advisors be given unrestricted access to Foodarama's employees, officers, members of management and to all information and materials about Foodarama.

      On December 2, 2005, Saker Holdings Corp. and the members of the Purchaser Group filed a Schedule 13D and Schedule TO with the SEC and issued a press release regarding their interest as a group in pursuing a tender offer, share exchange and short-form merger transaction to acquire the outstanding shares of Foodarama common stock not owned by the members of the Purchaser Group. On the same day, Foodarama filed a Form 8-K with the SEC and issued a press release which reported receipt of the Purchaser Group's non-binding proposal, described the general terms of the proposal and related that the Special Committee had been appointed to evaluate the proposal.

      On December 12, 2005, Joseph J. Saker received a letter addressed to Foodarama's Board of Directors from The Yucaipa Companies ("Yucaipa"), a private equity firm which, as of October 21, 2005, beneficially owned a 49% interest in Pathmark Stores, Inc. ("Pathmark"). Pathmark operates a chain of approximately 143 supermarket stores in New Jersey, New York and Pennsylvania. In the letter, which Mr. Saker furnished to the other directors, Yucaipa advised that it was interested in purchasing Foodarama and "would be prepared to acquire up to 100% of Foodarama's common stock at a per share cash price of $90 (or at a potentially higher price subsequent to the completion of due diligence)." Yucaipa requested that Foodarama contact its representatives with any questions or comments regarding its proposal.

      Following its formation on December 2, 2005, the Special Committee considered potential legal advisors and solicited proposals for this engagement from five law firms. On December 16, 2005, the Committee members met and reviewed the written proposals of each law firm and discussed each firm's respective fee structures, relationship with Wakefern, relevant experience in transactions of this type and potential conflicts. The Special Committee also had conference call discussions with representatives of two of the firms regarding specific details of the firm and the proposed representation. Following this review, the Special Committee agreed to engage Pitney Hardin LLP ("Pitney Hardin") to serve as its legal counsel and to meet with a representative of Pitney Hardin to formalize the engagement and to commence the process.

      The Special Committee conducted a telephonic meeting on December 19, 2005, with representatives of Pitney Hardin in attendance. At the meeting, the Special Committee carefully examined all business or personal relationships that any of them had with Foodarama or with members of the Saker family and concluded that none of the facts demonstrated a lack of independence on the part of any of its members. The Special Committee and its legal advisors also discussed the December 12, 2005 Yucaipa letter, the legal issues relevant to the Saker family proposal and the Yucaipa letter, and the selection of an outside financial advisor for the

Special Committee. The Special Committee directed Pitney Hardin to obtain information about the investment banking firms who had either been recommended to or by members of the Special Committee or who had made unsolicited inquiries after learning of the proposed transaction through public reports.

      During a series of meetings on December 20, 22 and 27, 2005, the Special Committee considered and narrowed down its list of 15 investment banking firms, focusing on the general nature of their services; their areas of specialization; their specific qualifications for this assignment including their experience in and knowledge about the supermarket industry; and any actual or apparent conflicts of interest that they might have. At a meeting held on December 30, 2005, the Special Committee reviewed the information it had obtained from the remaining investment banking firms that had submitted proposals at the Special Committee's request. After discussing the strengths and weaknesses of each of the proposals and speaking by telephone with representatives of William Blair & Company, LLC ("Blair") and one other investment banking firm, the Special Committee approved the engagement of Blair as its financial advisor and approved the fee structure which was subsequently reflected in an engagement letter dated January 13, 2006. The Blair engagement letter provided for, among other things, payment of a $100,000 retainer fee on execution of the engagement letter and $250,000 on the rendering of a fairness opinion relating to the going private proposal received from the Purchaser Group, regardless of the conclusions reached in the opinion. The engagement letter also provided that if Blair participated in negotiations with Purchaser with respect to the going private transaction at the Special Committee's request and the Special Committee concluded that Blair had performed those services to its satisfaction, then Foodarama would pay an additional $50,000 fee to Blair.

      During its December 20, 2005 meeting, the Special Committee also discussed the Yucaipa letter and directed Pitney Hardin to work with Giordano, Halleran & Ciesla on a Foodarama Board resolution which would authorize the Special Committee to engage in discussions with Yucaipa on behalf of Foodarama. This resolution was ultimately adopted by the Board of Directors of Foodarama by a unanimous written consent effective as of December 22, 2005.

      During its December 22, 2005 meeting, the Special Committee discussed with its legal counsel the restrictions imposed by the Wakefern Stockholders' Agreement on a transaction involving a change in control of Foodarama.

      At various times after the receipt of the letter from Yucaipa, the Purchaser Group advised the Special Committee, through counsel, that the Purchaser Group did not believe that a transaction in which Yucaipa acquired control of Foodarama was feasible in light of the Wakefern Stockholders' Agreement. The Wakefern Stockholders' Agreement, among other things, requires Foodarama to make a substantial payment to Wakefern if Foodarama is acquired by an entity that is not a "qualified successor." The Purchaser Group advised the Special Committee that it did not believe that Yucaipa would be considered a "qualified successor" under the Wakefern Stockholders' Agreement. Among other things, the definition of "qualified successor" expressly excludes any party that is an operator or owner of a chain of 25 or more supermarkets, other than ShopRite supermarkets, in the United States. Yucaipa owns a significant interest in Pathmark. The Purchaser Group advised the Special Committee that a transaction in which Yucaipa acquired control of Foodarama would trigger a requirement to pay

Wakefern a "withdrawal fee" of approximately $300 million under the Wakefern Stockholders' Agreement and might also be restricted under applicable anti-trust laws.

      In early January 2006, following its selection by the Special Committee, Blair began its financial review and analysis of Foodarama, which included discussions with Foodarama's management and an analysis of the Wakefern Stockholders' Agreement and by-laws in consultation with Pitney Hardin. During this period, representatives of Blair and Pitney Hardin held several telephone discussions concerning the process that Blair intended to follow in analyzing the Purchaser Group's proposal. In the course of analyzing the Purchaser Group's proposal, the Special Committee and its financial and legal advisors discussed on a number of occasions the alternatives which might be available to Foodarama, including the possible sale of Foodarama or an interest in Foodarama to Wakefern or a member of the Wakefern cooperative under circumstances which would not trigger the approximate $300 million withdrawal fee; however, the Special Committee and its advisors noted the absence of any expressed interest from Wakefern or any of its shareholders in such a transaction, despite the passage of considerable time from the date the Purchaser Group's proposal was announced. In addition, during this period, members of the Purchaser Group reiterated earlier communications to members of the Special Committee and to Blair that they had no interest in participating in alternative transactions, such as selling their interests in Foodarama to a third party or the sale of any portion of Foodarama's business. Accordingly, other than its actions taken in addressing the unsolicited communications from Yucaipa, Blair was not requested to, and did not, solicit indications of interest from or conduct an auction with third parties.

      On January 9, 2006, Purchaser, through counsel, advised the Special Committee that, in light of the substantial economic benefit being afforded to Foodarama shareholders as a result of the tender offer, the fact that the GMAC commitment letter contemplated a refinancing of Foodarama's indebtedness which Foodarama had intended to pursue irrespective of the Offer, and the significant expenses which the Purchaser Group was incurring in connection with the proposed transaction, Purchaser was requesting that Foodarama agree to reimburse Saker Holdings Corp. for the "ticking fee" which was accruing under GMAC's financing commitment at a rate of one-half of one percent per annum of the $105 million committed amount. The Special Committee advised that it would consider the request.

      At meetings held on January 10 and January 16, 2006, the Special Committee received updates from representatives of Blair on the due diligence process and received advice from its legal and financial advisors regarding various aspects of the Purchaser Group proposal, including the financing of the transactions and the potential impact of the New Jersey Shareholders Protection Act. During these meetings the Special Committee also discussed with its legal and financial advisors the Purchaser Group's request that Foodarama reimburse it for the ticking fee payable to GMAC. At its January 10, 2006 meeting, the Special Committee directed Blair to discuss with Conway Del Genio the status of the Purchaser Group's financing commitment from GMAC and the Purchaser Group's request that Foodarama pay its ticking fees. The Special Committee and its advisors also discussed the process by which the Special Committee would address the matters raised by the Yucaipa letter.

      During the following week, representatives of Blair, in some cases along with representatives of Pitney Hardin, engaged in conversations with representatives of Foodarama and with representatives of GMAC with respect to the GMAC commitment. They also engaged in conversations with representatives of Foodarama and with representatives of Wakefern with respect to the ramifications of a transaction whereby Yucaipa would purchase Foodarama, or a significant and possibly controlling interest in Foodarama.

      At a meeting on January 23, 2006, Blair reported to the Special Committee on its financial review to date and its communications with representatives of Foodarama, GMAC and Wakefern and provided a report of its financial analysis to date, which included its preliminary analysis of financial ratios and public market multiples for certain companies deemed comparable to Foodarama, an analysis of consideration paid in transactions considered by Blair to be comparable to the transaction proposed by the Purchaser Group, an analysis of hypothetical leveraged buyouts of Foodarama and an analysis of premiums to share prices paid to shareholders in public company acquisition transactions. The Special Committee also discussed with representatives of Blair and representatives of Pitney Hardin the significant structural and financial impediments to an acquisition by Yucaipa, including the unwillingness to sell expressed by members of the purchaser group and the Special Committee's belief that a Yucaipa purchase would trigger a requirement that Foodarama pay a "withdrawal fee" of approximately $300 million to Wakefern because Yucaipa would not be a "qualified successor" under the Wakefern Stockholders' Agreement.

      On January 25, 2006, after repeated attempts to arrange a telephone call with representatives of Yucaipa, representatives of Blair had a telephone conversation with Ronald Burkle, the Managing Partner of Yucaipa. During the call, Mr. Burkle indicated that Yucaipa's offer was made with the intention of acquiring a controlling percentage of Foodarama but Yucaipa would consider a minority position under certain circumstances. He also indicated that Yucaipa expected to be a "qualified successor" under the Wakefern Stockholders' Agreement and that Foodarama would continue in the Wakefern cooperative after the transaction. Mr. Burkle further indicated that in formulating the price in its initial proposal, Yucaipa had assumed that it would be a qualified successor and that it would not be subject to any termination payments under the Wakefern Stockholders' Agreement.

      At a meeting on January 26, 2006, representatives of Blair described for the Special Committee their communication with the representatives of Yucaipa. They noted that the per share value expressed by Yucaipa in its letter did not take into account the large payment that would be due to Wakefern if, as the Special Committee's advisors believed, Yucaipa would not be a "qualified successor" under the Wakefern Stockholders' Agreement. The Special Committee and its advisors considered the appropriate response to Yucaipa given the circumstances and determined that Blair should inform Yucaipa that, for the Special Committee to act on Yucaipa's expression of interest, Yucaipa would need to make its proposal clearer or set a target and timeframe and process to develop such a proposal, and address some of the contingencies and impediments to consummation inherent in their existing proposal. This message was relayed to Yucaipa by representatives of Blair on January 27, 2006.

      At the January 26, 2006 meeting, Blair representatives also updated the Special Committee on their financial analysis of the Purchaser Group's proposal. Blair indicated that the timetable to finalize its financial analysis was delayed by the need to reconcile two sets of projections it had received from Foodarama, the first of which was prepared on the basis that

Foodarama would continue as a public company and the other of which assumed lower capital expenditures and slower growth as a private company. Management had developed the private company projections in response to GMAC's conditioning its willingness to finance the going private transaction on a quicker reduction in Foodarama's post-closing leverage than was contemplated by the public company projections. Blair noted that if all other assumptions were held constant, the private company projections raised the valuation implications of the cash flow based valuation techniques. Blair determined to use the private company projections as the basis for its analysis. Both sets of projections provided to Blair are set forth in the section of this Offer to Purchase captioned "Certain Projections of Future Operating Results."

      On January 27, 2006, counsel to Purchaser sent to counsel for the Special Committee a proposed form of Tender Offer and Support Agreement between Foodarama and Saker Holdings Corp., which was in turn forwarded to the members of the Special Committee and to Blair. On the same date, Blair distributed to the Special Committee and to Pitney Hardin a revised presentation of its preliminary financial review. This report contained substantially the same analysis and was prepared on substantially the same basis as the report presented as the Special Committee meeting held on January 23, 2006, except that it reflected the revised projections that assumed lower capital expenditures and slower growth as a private company.

      On January 30, 2006, the Special Committee met by conference call, with representatives of Blair and Pitney Hardin in attendance. The Special Committee's legal advisors briefed the members of the Special Committee on the terms and conditions in the draft Tender Offer and Support Agreement and advised them on their fiduciary duties in connection with the potential transactions being considered. The Special Committee's financial advisors informed the Special Committee members about the communications they had made with and to Yucaipa in an unsuccessful effort to obtain a clear and firm proposal upon which action could be taken and described a January 26, 2006 conference call with Arthur Abbey which Blair and Pitney Hardin had conducted as part of their due diligence. Representatives of Blair provided a detailed explanation of the preliminary financial findings that they had distributed a few days earlier, including its analyses of comparable companies, consideration paid in comparable transactions, hypothetical leveraged buyouts of Foodarama and premiums to share prices paid in public company acquisitions. After considering these findings, the Special Committee decided to seek an increase from the $52 per share being offered by the Purchaser Group. At the Special Committee's direction, Charles T. Parton, a member and Secretary of the Special Committee, met on February 1, 2006 with Richard Saker and a representative of Giordano, Halleran & Ciesla, in its capacity as counsel to Purchaser, and proposed that the price be raised by $5.00 per share, from $52 to $57 per share.

      On January 31, 2006, Blair received a letter from Yucaipa in which Yucaipa, among other things, expressed its "extreme disappointment with the lack of any serious response to the offer" made by Yucaipa in its December 12, 2005 letter and asserted that the price being offered by the Purchaser Group was inadequate in light of current industry valuations. In its letter, Yucaipa included a partial quote from an e-mail it had received from a representative of Blair which, in the quoted portions, appeared to state that Yucaipa could submit a proposal only if it was a "definitive, unconditional proposal ... that is at a higher price and of equal or better terms with regards to closing risk." Yucaipa advised that it thought that it was improper for the Special Committee to insist that the Yucaipa proposal meet such a standard "in view of the vague proposal submitted by the Saker family." In concluding its letter, Yucaipa requested that the Special Committee let Yucaipa know if a sale of Foodarama at a price significantly higher than the Saker price was something it wished to discuss in a serious manner.

      On February 1, 2006, following consultations with the Special Committee and with representatives of Blair, Pitney Hardin responded to Yucaipa on behalf of the Special Committee. Pitney Hardin's letter drew attention to the repeated efforts made by the Special Committee since Yucaipa's first letter on December 12, 2005 to contact Yucaipa, determine the nature of its interest and determine whether that interest could result in a proposal upon which the Special Committee could act. The letter pointed out the apparent impediments to a successful Yucaipa transaction, including the Wakefern requirement of a "qualified successor" and likely imposition of a "withdrawal fee" of approximately $300 million, and the declarations by representatives of the Purchaser Group that its members were not interested in participating in alternative transactions, such as selling their interests in Foodarama to a third party. The letter concluded by posing a series of direct questions designed to elicit information critical to an understanding of Yucaipa's proposal and critical to the Committee's ability to respond in a meaningful way to any such proposal.

      On February 3, 2006, the Special Committee met by conference call with representatives of Pitney Hardin and Blair in attendance. No response to the February 1 letter had been received from Yucaipa at the time of the meeting. The Special Committee's legal counsel relayed a message from counsel to Saker Holdings Corp. that Saker Holdings Corp. (i) was unwilling to increase the offering price above $52 per share, (ii) agreed that the Special Committee should have authority to negotiate with Yucaipa or other companies, but not to solicit alternative deals or share non-public information, (iii) wanted the Special Committee to decide on the reimbursement of expenses for the Purchaser Group by February 6, 2006 or the Purchaser Group's offer would be rescinded, and
(iv) wanted a decision from the Special Committee on the Purchaser Group's offer by February 15, 2006.

      The Special Committee and their advisors engaged in an extensive discussion regarding the expense reimbursement requested by the Purchaser Group, the prospect of obtaining a higher per share price from the Purchaser Group, the Yucaipa expression of interest being the only competing proposal of any sort despite the passage of a substantial amount of time since the Purchaser Group's proposal was made public, and the significant impediments to completing an alternative transaction with Yucaipa or with any other third party. The Special Committee decided to propose an increased offer price of $54 per share and an agreement to reimburse the Purchaser Group's expenses on a going-forward basis until the transaction was completed. It was decided that Mr. Parton would represent the Special Committee in the negotiations and that Messrs. Hutchins and Zager would be available for consultation by phone to address any counteroffer that might be made or issues that might arise.

      On February 6, 2006, a meeting was held, at the request of the Special Committee, at Conway Del Genio's offices in New York City. Richard Saker attended the meeting on behalf of the Purchaser Group, and Mr. Parton attended on behalf of the Special Committee. Also present were representatives of Blair , Conway Del Genio, counsel to the Special Committee, Pitney Hardin, Giordano, Halleran & Ciesla and Mr. Shapiro. The Special Committee, along with its advisors, met separately by conference call at times during the process and the full committee authorized and ratified all actions taken by Mr. Parton on its behalf at the meeting. At the meeting, the representatives of the Special Committee advised that the proposed offer price of $52 per share was not acceptable to the Special Committee and requested that the offer price be increased to $54 per share. Extensive discussion ensued with respect to this matter. Mr. Saker, on behalf of the Purchaser Group, agreed to increase the offer price to $53 per share and the parties agreed to negotiate the terms of the Tender Offer and Support Agreement, which, the parties agreed, would provide for (i) a termination fee of $1,500,000 payable to Purchaser if the Special Committee withdrew its support of the tender offer or pursued an alternative acquisition transaction and (ii) the reimbursement of Purchaser's expenses if the tender offer was not completed under certain circumstances. In addition, Mr. Parton, on behalf of the Special Committee, agreed that Foodarama would reimburse Purchaser for its out-of-pocket expenses incurred during the period beginning on February 6, 2006 and ending upon the earlier of the date that Foodarama and Saker Holdings Corp. executed a Tender Offer and Support Agreement or the Special Committee advised Purchaser that it had determined not to recommend that Foodarama's shareholders tender shares pursuant to the Offer. Mr. Saker also agreed that the Purchaser Group would seek an extension of the GMAC financing commitment and elimination of some of the conditions contained in the original GMAC commitment letter. While other communications and meetings ensued over the next few days, as described below, a letter agreement confirming this understanding and the increase in the price being offered by Purchaser was executed by Foodarama and Purchaser on February 10, 2006. Foodarama issued a press release announcing the increase in the offer price on February 13, 2006.

      On February 7, 2006, the Special Committee received a letter from Mr. Burkle in which he indicated that Yucaipa was interested in acquiring either a 49% or 100% interest in Foodarama, subject to obtaining access to "necessary diligence materials and personnel" and the need for a diligence process that "could be completed in as little as two weeks".

      On February 8, 2006, the Special Committee met to determine how to proceed in light of Mr. Burkle's most recent letter. The Special Committee carefully considered a number of factors, including its existing understanding with the Purchaser Group, the possibility of the Purchaser Group rescinding its offer, the contractual and competitive restraints on Foodarama sharing non-public information with Yucaipa, and Yucaipa's request for a diligence period of approximately two weeks. The Committee directed Blair to contact Yucaipa and to communicate that (i) there remained significant obstacles to Yucaipa purchasing a majority stake in Foodarama and if Yucaipa were interested in acquiring a majority stake in Foodarama Mr. Burkle must explain to the Committee how he would overcome these obstacles; and (ii) while Yucaipa had now more clearly expressed an interest in purchasing a minority interest, the Special Committee did not have the ability to take any corporate action to advance that goal. The Special Committee also authorized its legal and financial advisors to begin negotiating agreements relating to the Purchaser transaction which had been approved on February 6.

      On February 13, 2006, representatives of Blair communicated this message by telephone to Mr. Burkle who suggested a direct conversation with Richard Saker on this matter. Representatives of the Special Committee gave assurances both to representatives of Yucaipa and to representatives of the Purchaser Group that the Special Committee had no objection to communication between those parties, and that it would serve the interests of Foodarama's public shareholders if such communications resulted in a clarification of Yucaipa's position with respect to Foodarama.

      Mr. Saker and Mr. Burkle subsequently met on February 16, 2006 in New York City. During their meeting, Mr. Saker advised Mr. Burkle that he and other members of the Saker family were not interested in selling control of Foodarama. Mr. Burkle requested that Mr. Saker further consider whether he would be interested in exploring a possible transaction with Yucaipa, and to advise him of any such interest during the following week. On or about February 21, 2006, Mr. Saker advised associates of Mr. Burkle that he was not interested in pursuing a transaction with Yucaipa. On February 27, 2006, in a telephone conversation with Mr. Burkle, Mr. Saker reiterated his position that he and the Saker family were not interested in selling control of Foodarama and requested that Yucaipa formally withdraw its offer. During this conversation, Mr. Burkle advised Mr. Saker that Yucaipa was no longer interested in acquiring Foodarama and would withdraw its offer. Mr. Burkle confirmed his withdrawal of the Yucaipa offer by countersigning a letter sent to him by Mr. Saker dated February 28, 2006 in which Mr. Saker recounted their phone conversation and requested Mr. Burkle to provide such confirmation.

      On March 1, 2006, GMAC Commercial Finance issued a revised commitment letter to Purchaser in which, among other things, it extended the expiration date of its financing commitment to June 30, 2006 and removed some of the conditions to the financing which had been contained in the original commitment letter.

      Between February 10, 2006 and March 1, 2006, counsel to the Special Committee and counsel to Purchaser negotiated the terms of the Tender Offer and Support Agreement. These negotiations generally involved the conditions to the Offer and the circumstances under which Foodarama would be required to reimburse Purchaser for its expenses and pay a termination fee to Purchaser. During this period, counsel to the Special Committee reported to members of the Special Committee on the discussions held with counsel to Saker Holdings Corp. The terms of the Tender Offer and Support Agreement were finalized on March 2, 2006.

      At the meeting of the Special Committee on March 2, 2006, Blair made a presentation concerning its financial analysis and the principal factors forming the basis for its opinion. This analysis, which was substantially similar to the analysis presented to the Special Committee at its January 27 and January 30 meetings, is described in detail in the section of this Offer to Purchase captioned "Special Factors - Opinion of the Financial Advisor to the Special Committee." Blair discussed the information it had reviewed and then issued its written opinion to the Special Committee that as of such date, based upon and subject to the assumptions and limitations described in the opinion, the price of $53 per share was fair from a financial point of view to the shareholders of Foodarama other than the members of the Purchaser Group. Discussion on the matters presented followed among the Special Committee members and their financial and legal advisors. After the discussion, based on the fairness opinion and its negotiations with the purchaser group, along with other factors considered by the Special Committee, the Special Committee unanimously recommended that the unaffiliated shareholders accept the tender offer and tender their shares of Foodarama common stock to Purchaser at $53 per share.

      Immediately after the March 2, 2006 meeting of the Special Committee, a meeting of the full Board of Directors of Foodarama was held. After the Board of Directors heard the report of the Special Committee, delivered by Mr. Parton, the full Board, with Messrs. Richard and Joseph Saker both abstaining, voted to approve the Tender Offer and Support Agreement in the form that had been presented to it. Immediately after the meeting, Foodarama and Saker Holdings Corp. executed the Tender Offer and Support Agreement.

2. PURPOSE AND STRUCTURE OF THE OFFER, THE SHARE EXCHANGE AND THE MERGER; EFFECT OF WAKEFERN AGREEMENT; REASONS FOR THE OFFER, THE SHARE EXCHANGE AND THE MERGER; ALTERNATIVES CONSIDERED; TENDER OFFER SUPPORT AGREEMENT

      PURPOSE AND STRUCTURE. The purpose of the Offer, the Share Exchange and the Merger is for us to increase our beneficial ownership of the outstanding Shares to 100% from their current level of approximately 55%. We formed Purchaser for the purpose of acquiring the Shares that we do not already own. Together with members of our families, we expect to tender approximately 31,272 Shares pursuant to the Offer for an aggregate Offer Price of $1,657,416. No other cash will be paid for Shares beneficially owned by us. Upon successful completion of the Offer (including satisfaction of the Minimum Tender Condition, Share Exchange Condition and Financing Condition), we, along with other shareholders of Foodarama whose shares were not tendered and accepted, will receive one share of common stock of FSM-Delaware in exchange for each share of Foodarama common stock as a result of the share exchange. Upon completion of the Share Exchange, we will merge FSM-Delaware with and into Purchaser with Purchaser being the surviving corporation. The going private transaction has been structured as a cash tender offer followed by the Share Exchange and Merger in order to effect a prompt and orderly transfer of ownership of Foodarama from the public shareholders to Purchaser and provide shareholders with cash for all of their Shares as quickly as possible.

      EFFECT OF WAKEFERN AGREEMENT. The Company is a member of Wakefern Food Corporation, the largest retailer-owned food cooperative in the United States. Each member of the cooperative is required to make an investment in the common stock of Wakefern for each supermarket it operates. The Company holds approximately 15.7% of Wakefern's outstanding common stock and is the largest stockholder of Wakefern. As of January 28, 2006, the Company's investment in Wakefern was approximately $ 17 million.

      Under an agreement with Wakefern, each stockholder of Wakefern, including the Company, has agreed to purchase at least 85% of its merchandise in certain defined product categories from Wakefern and, if it fails to meet such requirements, to make payments to Wakefern based on a formula designed to compensate Wakefern for its lost profit. Similar payments are due if Wakefern loses volume due to the sale of one or more stockholder stores or if a stockholder participates in a merger in which the surviving entity is not a "qualified successor" or there is a transfer of a controlling interest in the stockholder to a party that is not a "qualified successor." A "qualified successor," as defined in the Wakefern Agreement, includes Wakefern, subsidiaries of Wakefern or any person, firm or corporation that agrees in writing to be bound by all of the provisions of the Wakefern Agreement and the by-laws of Wakefern that is financially sound (as determined by Wakefern) and is neither (a) an operator or owner of a chain of 25 or more supermarkets, other than ShopRite supermarkets, in the United States, or (b) an owner or operator of one or more supermarkets, other than ShopRite supermarkets, in any of the States of New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, Connecticut, Massachusetts, Rhode Island, Vermont, New Hampshire, Maine or Washington, D.C. As a result of this provision, the Company will be required to make a payment to Wakefern to compensate Wakefern for its lost profit if the Company transfers or sells its business to a party that is not a qualified successor or if a controlling interest in the Company is transferred to a party that is not a qualified successor. As of January 28, 2006, the amount of this payment for the Company would be approximately $300 million. We believe that this requirement would have a materially adverse impact on the ability of the Company to sell its business or participate in a transaction in which a controlling interest in the Company is transferred to a strategic buyer that is not a member of Wakefern. In addition, inasmuch as the Company is the largest shareholder of Wakefern in terms of revenues and number of stores operated, we believe that it is unlikely that another member of the Wakefern cooperative would be willing and able to acquire the Company for per share consideration equal to or greater than the Offer Price. Moreover, we do not believe that the Company would be an attractive acquisition candidate for a financial buyer inasmuch as it is unlikely that the Company would be able to service the amount of indebtedness needed to acquire all of the outstanding Shares, including shares held by us, at a price in excess of the Offer Price. Further, we have advised the Company that we have no interest in selling a controlling interest in the Company.

      REASONS FOR THE OFFER, THE SHARE EXCHANGE AND THE MERGER. We decided to pursue the Offer, the Share Exchange and the Merger at this time because, as significant owners of the Company's common stock, we believe that the anticipated costs of remaining a public company far exceed any resulting benefits. The Company's business is characterized by relatively narrow profit margins in its core business and its earnings depend significantly on its ability to minimize costs and increase revenues through adding new stores. As a result, any condition that causes an increase in the costs of operations may materially and adversely affect the Company's financial performance. Our pro rata share of the public company costs for fiscal 2005 was approximately $356,380 reflecting a total cost of approximately $692,000. These are ongoing expenses as long as the Company remains public. In our view, this is the equivalent of paying $0.70 per share per year as a (pretax) fee to remain public (which is determined by dividing $692,000 in estimated annual public company costs by 988,687 Shares outstanding). $692,000 represents approximately 44% of the Company's fiscal 2005 pre-tax income. Accordingly, in light of the Company's need to focus on public company costs, the ultimate impact of such costs on the Company's market performance and the limited benefits to the Company and its shareholders of being a public company, we considered the following factors:

      o The elimination of costs associated with being a public company (such as independent accounting firm fees for audit services and legal fees associated with filing quarterly, annual or other periodic reports with the SEC, the expense of publishing and distributing annual reports and proxy statements to shareholders, and the increased costs anticipated as a result of the enactment of Sarbanes-Oxley and the rules promulgated by the SEC thereunder);

      o The elimination of the additional burdens on management associated with public reporting and other tasks resulting from Foodarama public company status, including, for example, the dedication of time and resources by Foodarama management and board of directors necessary to prepare periodic reports under the Exchange Act and maintain shareholder and public relations;

      o The relatively low volume of trading in the Foodarama common stock (the average daily trading volume for the twelve month period ended November 30, 2005, was 251 shares), and the determination that the consummation of the Offer and the Merger would result in immediate liquidity at a premium to recent trading prices for Foodarama shareholders that are unaffiliated with us;

      o Public capital market trends adversely affecting companies of similar size to the Company, including anecdotal evidence of the difficulties faced by some small public companies with small amounts of publicly owned shares including (i) issuing additional stock as a means of raising capital; and (ii) gaining greater market acceptance and analyst coverage;

      o The lack of appeal of Foodarama common stock as a form of currency for potential acquisitions; and

      o The financial impediment imposed by the Wakefern Agreement on the Company's ability to complete a sale of the Company to an independent third party.

      We considered the potential benefits in the form of costs savings and reduction of management time that could be realized upon ceasing to be a publicly held company and noted that a prompt move to private company status could save the Company certain accounting and related costs which would otherwise have to be incurred in order to comply with the requirements of Sarbanes-Oxley and various rules promulgated by the SEC thereunder. In light of the Company's operating performance, eliminating or avoiding such costs would be of immediate value.

      We also considered that the limited trading volume in the Company's Common Stock was unlikely to improve significantly in the future because of the lack of "public float" and analyst coverage and believed the consummation of the Offer, the Share Exchange and the Merger would result in immediate liquidity for shareholders that are unaffiliated with the Purchaser Group at a premium to trading prices of the Shares, prior to the announcement of our interest in pursuing a "going private" transaction. In light of these factors, we believe that it is in the best interest of the Company and its shareholders to effect the Offer, the Share Exchange and the Merger at this time.

      We also considered the following factors, each of which we considered to be negative, in our deliberations concerning whether to effect the Offer and the Merger at this time:

      o Following the successful completion of the Offer, the Share Exchange and the Merger, Foodarama shareholders (other than the members of the Purchaser Group) would cease to have the opportunity to participate in the future earnings or growth, if any, of Foodarama or to benefit from increases, if any, in the value of their holdings in Foodarama.

      o Our financial interests with regard to the Offer Price are adverse to the financial interests of the shareholders being asked to tender their Shares.

      The purpose of the Share Exchange is to change the jurisdiction of incorporation of the corporation owned by shareholders of Foodarama who do not tender Shares pursuant to the Offer from New Jersey to Delaware. This change will permit Purchaser to eliminate the equity interest of any Foodarama shareholder who does not tender Shares in the Offer through the Merger. As a result, we have conditioned the consummation of the Offer upon the approval of the Share Exchange by Foodarama's shareholders.

      ALTERNATIVE STRUCTURE CONSIDERED. We considered alternatives to the proposed structure of the transaction as a tender offer followed by a share exchange and a short-form merger, including the possibility of acquiring the equity interests of those Foodarama shareholders that do not tender their shares in the Offer through a merger of Foodarama into Saker Holdings Corp. without effecting the share exchange; however, certain provisions of the New Jersey Shareholder Protection Act could be construed as prohibiting a merger between Saker Holdings Corp. and Foodarama. The Act generally prohibits a resident domestic corporation from engaging in a "business combination" with an interested stockholder for a period of five years following the interested stockholder's "stock acquisition date" unless the business combination is approved by the board of directors prior to the stock acquisition date. A "business combination" includes, among other things, any merger or consolidation of the resident business corporation or any of its subsidiaries with the interested stockholder or with an entity affiliated or associated with the interested stockholder. The "stock acquisition date" generally is the date on which the interested stockholder first acquired a direct or indirect 10% beneficial ownership interest in the company.

      By their terms, the prohibitions in the Shareholders Protection Act do not apply to any business combination with an interested stockholder if the corporation was not listed on a national securities exchange at the time of the interested stockholder's stock acquisition date. Joseph Saker, a member of the Purchaser Group, became the beneficial owner of more than 10% of the Foodarama common stock prior to that stock being listed on the American Stock Exchange. However, Richard Saker, another member of the Purchaser Group, acquired his 10% beneficial ownership in 2002, after the stock was listed.

      It is possible that the Act could be construed to prohibit a merger between Foodarama and an entity controlled by both Joseph and Richard Saker, even though a merger with an entity controlled by Joseph Saker, but not by Richard Saker, would be excluded from the Act's coverage. However, while a merger is among the identified "business combinations" covered by the Act, a share exchange with an entity controlled by an interested stockholder is not prohibited by the Act. Therefore, Purchaser has conditioned the Offer on the prior approval by the shareholders of Foodarama of the Share Exchange, so that the jurisdiction of the corporation owned by shareholders who do not tender shares in the Offer is changed from New Jersey to Delaware. Inasmuch as the proposed Merger will be between Purchaser, a Delaware corporation, and FSM-Delaware, a Delaware corporation, the New Jersey Shareholder Protection Act will not prohibit the Merger.

      In determining to structure the transaction as a tender offer followed by a share exchange and a short-form merger, as opposed to a long-form merger, we also considered the following:

      o in the Offer, each unaffiliated shareholder would individually determine whether to accept cash in exchange for his, her or its Shares;

      o unless a majority of the outstanding Shares, excluding the Shares beneficially owned by us, are validly tendered and not withdrawn, we would not be required to purchase any Shares in the Offer;

      o unless the number of Shares necessary to satisfy the Minimum Tender Condition is validly tendered and not withdrawn, we would not be required to purchase any Shares in the Offer;

      o our promise to effect the Merger, providing to shareholders the same consideration as in the Offer, promptly if each of the Share Exchange and the Minimum Tender Condition is satisfied;

      o a tender offer followed by a share exchange and short-form merger would permit us to acquire the remaining minority interest in Foodarama on an expeditious basis and provide the shareholders that are unaffiliated with us with a prompt opportunity to receive cash in exchange for their Shares; and

      o unaffiliated shareholders who do not tender their Shares in the Offer could preserve their appraisal rights in the Merger under the DGCL.

      After reviewing the various structures for acquiring the minority shareholder interest in the Company, including the alternative method of acquiring such interest through a long-form or short-form merger of the Company with and into Purchaser, we decided to structure the transaction as a tender offer for all of the Shares not already owned by us, to be followed by a share exchange and short-form merger, subject to, among other conditions, the Minimum Tender Condition, the Share Exchange Condition and the Majority of the Minority Condition.

3.    TENDER OFFER AND SUPPORT AGREEMENT

      On March 2, 2006, Foodarama and Purchaser entered into the Tender Offer and Support Agreement which, among other things, required or requires that:

      o     Purchaser commence the Offer at a price of $53 per share;

      o Foodarama and FSM-Delaware enter into the Agreement and Plan of Share Exchange;

      o Foodarama prepare a proxy statement-prospectus and convene a special meeting of shareholders so shareholders can vote on the Share Exchange;

      o Foodarama inform its shareholders about the recommendation of the Special Committee with respect to the Share Exchange and the Offer;

      o Foodarama complete the Share Exchange as soon as reasonably practicable (and not more than two business days) after Purchaser consummates the Offer; and

      o Purchaser accept for payment, and pay for, any Shares tendered pursuant to the Offer, subject to the conditions set forth in the Tender Offer and Support Agreement.

      The Tender Offer and Support Agreement provides that the initial expiration date of the tender offer will be 12:00 midnight New York City Time on the 35th day following the commencement of the Offer. We have the right to extend the expiration date of the Offer if any conditions to the Offer are not satisfied or waived for a time period reasonably necessary to permit such condition to be satisfied. In addition, we may extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission applicable to the Offer. If all of the conditions to the Offer have been satisfied or waived, we may extend the Offer for a "subsequent offering period" not to exceed 20 business days to the extent permitted under, and in compliance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended, but in no event beyond June 30, 2006.

      If a sufficient number of Shares have not been tendered by the scheduled expiration date of the Offer and not withdrawn to allow Purchaser to consummate the Offer and own, along with its shareholders, more than 90% of the Foodarama common stock, and we have not waived that condition, then, at the request of Foodarama, we will be required to extend the expiration date. We will be required to continue with incremental extensions until (i) the 90% condition is satisfied or waived, (ii) we reasonably determine after the date that is 90 days from commencement of the Offer that the 90% condition is not capable of being satisfied on or prior to June 30, 2006, (iii) the Tender Offer and Support Agreement is terminated, or (iv) June 30, 2006, whichever occurs first.

      If Foodarama fails to perform in any material respect any obligations under the Tender Offer and Support Agreement and the ten-day cure period provided in the agreement has not expired, we are, upon Foodarama's request, to extend the expiration date of the Offer in one or more increments, but not for more than ten days, until the failure is cured, the cure period expires, the Tender Offer and Support Agreement is terminated, or June 30, 2006, whichever occurs first.

      We will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer unless:

      o there shall have been tendered and not withdrawn at least a majority of the outstanding Shares not owned by us;

      o there shall have been validly tendered and not withdrawn a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, we would own at least 90% of the outstanding Foodarama common stock;

      o the Share Exchange shall have been approved by the shareholders of Foodarama; and

      o we shall have received the proceeds of the financing contemplated by GMAC's commitment letter.

      In addition, we will have no obligation to accept for payment or pay for any Shares validly tendered pursuant to the Offer if at any time prior to the expiration of the Offer any of the following events shall have occurred and be continuing and shall not have resulted from our breach of any of our obligations under the Tender Offer and Support Agreement:

      o there shall be in effect any order of any governmental entity of competent jurisdiction: (i) which makes illegal, prevents, makes materially more expensive (without taking into account any legal fees or expenses incurred in connection with the order or the tender offer), restrains or prohibits the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or any affiliate of Purchaser, or the consummation of the Share Exchange or Merger; (ii) which prohibits the ownership or operation by Purchaser, Foodarama or any of its subsidiaries of all or a material portion of the business or assets of Purchaser, Foodarama or any of its subsidiaries or which compels Purchaser, Foodarama or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Purchaser, Foodarama or any of its subsidiaries; (iii) which imposes material limitations on the ability of Purchaser, or any affiliate of Purchaser to exercise full rights of ownership of any shares of Foodarama common stock, including, without limitation, the right to vote any shares acquired by Purchaser pursuant to the tender offer or otherwise on all matters presented to Foodarama's shareholders, including, without limitation, the approval and adoption of the Agreement and Plan of Share Exchange; (iv) which requires divestiture by Purchaser or any affiliate of Purchaser of any shares of Foodarama common stock; or
            (v) which otherwise has a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o there shall be in effect any law, statute, rule, regulation, judgment, order or legislation applicable to (i) Purchaser, Foodarama or any subsidiary or affiliate of Purchaser or Foodarama or (ii) any transaction contemplated by the Tender Offer and Support Agreement, which results, directly or indirectly, in any of the consequences referred to in the immediately preceding paragraph;

      o there shall have occurred any one or more events that have a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o the Foodarama Board or the Special Committee shall have (i) withdrawn or modified in a manner adverse to Purchaser, or publicly proposed to withdraw or modify in a manner adverse to Purchaser, its approval or recommendation of the Tender Offer and Support Agreement, the Offer or the Share Exchange, (ii) failed to recommend to Foodarama's shareholders that they accept the Offer,
            (iii) approved or recommended, or publicly proposed to approve or recommend or caused Foodarama to enter into any agreement relating to any proposal for a merger, consolidation, dissolution, recapitalization or other business combination involving Foodarama, or any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the equity securities or consolidated assets of Foodarama, other than pursuant to the Offer, the Share Exchange, the Merger or a long form merger between Purchaser and FSM-Delaware; or (v) resolved to do any of the foregoing;

      o any of the representations and warranties of Foodarama contained in the Tender Offer and Support Agreement shall not be true and correct except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole, and such inaccuracy shall not have been cured;

      o Foodarama shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Foodarama to be performed or complied with by it under the Tender Offer and Support Agreement, which failure to perform or comply cannot be or has not been cured within ten days after the giving of written notice to Foodarama of such breach;

      o there shall have been instituted or pending any shareholder derivative litigation or shareholder class action litigation against Foodarama or Saker Holdings Corp. or any of their respective subsidiaries, affiliates, officers or directors or there shall be pending any action, suit or proceeding against Foodarama or Saker Holdings Corp. or any of their respective subsidiaries, affiliates, officers or directors challenging or seeking damages or other relief in connection with the acquisition of shares of Foodarama common stock or any of the transactions related thereto by Purchaser or seeking to restrain or prohibit the making or consummation of the tender offer or the share exchange;

      o Foodarama shall not have received the consent of Wakefern Food Corporation to the Offer, the Share Exchange, the Merger and the other transactions contemplated by the Tender Offer and Support Agreement; or

      o the Tender Offer and Support Agreement shall have been terminated in accordance with its terms.

      If the Offer and Share Exchange are completed under circumstances where Purchaser has acquired a number of Shares pursuant to the Offer that results in it and its shareholders together owning 90% or more of the outstanding shares of Foodarama common stock, then we will be required to effect the Merger of FSM-Delaware with and into Purchaser and pay each shareholder of Foodarama that did not tender Shares pursuant to the Offer $53 per share for each share of FSM-Delaware common stock received in the Share Exchange. If Foodarama's shareholders approve the Share Exchange and Purchaser completes the tender offer, Foodarama is required to complete the Share Exchange as soon as reasonably practicable, and in any event no more than two business days, after completion of the Offer.

      If Foodarama's shareholders approve the Share Exchange but the Tender Offer and Support Agreement is terminated prior to consummation of the Offer, the Foodarama Board of Directors is required to determine by resolution whether to complete the share exchange or terminate the Agreement and Plan of Share Exchange.

      Foodarama has the right to terminate the Tender Offer and Support Agreement at any time and for any reason. However, Foodarama will be required to pay to Purchaser a termination fee of $1,500,000 (with a credit against that fee for all expenses of Purchaser that have been reimbursed by Foodarama) if Foodarama terminates the agreement for any reason other than (i) the failure of Purchaser to accept and pay for the shares validly tendered in the tender offer once it becomes obligated to do so, or (ii) the failure of Purchaser to provide reasonable assurance to the Special Committee that its shareholders will contribute at least 466,712 shares of Foodarama common stock to Purchaser and will tender the remainder of their shares in the tender offer.

      Foodarama also will be obligated to pay the $1,500,000 termination fee to Purchaser (with a credit against that fee for all expenses of Purchaser that have been reimbursed by Foodarama) if the Tender Offer and Support Agreement is terminated by Purchaser:

      o due to a breach by or failure to perform by Foodarama of any of its representations, warranties and covenants set forth in the Tender Offer and Support Agreement; or

      o due to the Foodarama Board of Directors or the Special Committee (i) withdrawing or modifying, or publicly proposing to withdraw or modify, in a manner adverse to Purchaser its approval or recommendation of the Tender Offer and Support Agreement, the Offer or the Share Exchange, or (ii) failing to recommend that the Foodarama shareholders accept the Offer and vote in favor of the Share Exchange, (iii) publicly approving or recommending, or publicly proposing to approve or recommend, an alternative takeover proposal or (iv) expressing no opinion, remaining neutral or taking no position with respect to a tender offer made by a party other than Purchaser.

      Foodarama will be required to reimburse Purchaser for its out-of-pocket expenses incurred in connection with the tender offer and related matters, including fees payable to GMAC Commercial Finance, if Foodarama terminates the Tender Offer and Support Agreement for any reason other than (i) the failure of Purchaser to accept and pay for the shares validly tendered in the Offer once it becomes obligated to do so, or (ii) the failure of Purchaser to provide reasonable assurance to the Special Committee that its shareholders will contribute at least 466,712 shares of Foodarama common stock to Purchaser and will tender the remainder of their Shares in the Offer.

      Foodarama also will be required to reimburse Purchaser for its out-of-pocket expenses if the Tender Offer and Support Agreement is terminated by Purchaser because it is not able to obtain the proceeds of the financing contemplated by the commitment letter issued to it by GMAC Commercial Finance LLC and the failure to obtain the financing results from:

      o an event that has had a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o Foodarama's failure to fulfill any of its obligations under the Tender Offer and Support Agreement or from facts or circumstances that constitute a breach of any representation or warranty under the Tender Offer and Support Agreement by Foodarama;

      o Foodarama's failure to have received a fairness opinion from a financial advisor reasonably acceptable to GMAC Commercial Finance LLC endorsing the fairness to Foodarama's shareholders of the tender offer; or

      o the failure to satisfy the condition of the tender offer that requires that there shall have been tendered and not withdrawn prior to the expiration of the Offer sufficient shares of Foodarama common stock so that Purchaser and its affiliates would own at least 90% of Foodarama's outstanding shares after completing the Offer.

      If we terminate the Tender Offer and Support Agreement under circumstances in which there shall have been instituted or pending any shareholder derivative litigation or shareholder class action litigation against Foodarama or Purchaser or any of their respective subsidiaries, affiliates, officers or directors or there shall be pending any action, suit or proceeding against Foodarama or Purchaser or any of their respective subsidiaries, affiliates, officers or directors challenging or seeking damages or other relief in connection with the acquisition of shares of Foodarama common stock by Purchaser or any of the transactions related thereto or seeking to restrain or prohibit the making of the tender offer or share exchange, then we will be entitled to be reimbursed:

      o 100% of our out-of-pocket expenses if the event giving rise to the termination is one which had, or at the time of termination was reasonably likely to result in, a material adverse effect on the business, operations, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o none of our out-of-pocket expenses if the event giving rise to the termination did not, and at the time of termination was not reasonably likely to, have a significant economic impact on Purchaser or on our ability Purchaser to consummate the Offer; and

      o 80% of our out-of-pocket expenses if the event giving rise to the termination is one which fits into neither of the above categories.

4.    RECOMMENDATION OF THE SPECIAL COMMITTEE; FAIRNESS OF THE OFFER AND THE
      MERGER

      In determining that the Offer is fair to the Foodarama shareholders unaffiliated with us and recommending to such unaffiliated shareholders that they tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including the following:

      Market Price and Premium. The Special Committee considered the recent and historical price and trading activity of the common stock of Foodarama. In particular, the Special Committee considered that the $53 per Share Offer Price represents a premium of 43.2% over the closing price on December 1, 2005, the last full trading day before the public announcement of our proposal to take Foodarama private, and a 46.8% premium over the average closing price for the twelve-month period ended December 1, 2005.

      Relatively Illiquid Market for Shares. The Special Committee considered the relatively thin trading market and lack of liquidity of the Shares and the fact that only approximately 49% of the outstanding Shares are held by shareholders unafilliated with us. The Special Committee also considered how the Shares relative illiquidity and relatively small market capitalization and public float had resulted in, and would likely continue to result in, an inability on the part of the Company to attract institutional investors to invest in, or research analysts to report on, the Company.

      Fairness Opinion. The Special Committee considered the conclusion of the fairness opinion of Blair (the "Fairness Opinion") that, based upon and subject to the assumptions and limitations described in the Fairness Opinion, the consideration to be received by the shareholders of Foodarama unaffiliated with us in connection with the Offer and the Merger, considered as a single transaction, was fair to them from a financial point of view. A summary of the Fairness Opinion and the factors considered in giving the Fairness Opinion is set forth in "Special Factors - Opinion of Blair" (the "Fairness Opinion Summary"). A copy of the Fairness Opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by Blair, is attached as Annex B to the Proxy Statement/Prospectus being furnished to Foodarama shareholders by Foodarama and FSM-Delaware in connection with the Share Exchange. Shareholders should read the Fairness Opinion Summary and the Fairness Opinion carefully and in their entirety.

      Increase in Offer Price. The Special Committee considered that Purchaser raised the offer price to $53 per Share from its initial proposal of $41 per Share to Arthur Abbey, the holder of approximately 12% of the Company's outstanding shares of Common Stock, and from the $52 per Share offer price contained in its original proposal to the Board of Directors. The Special Committee considered that the $53 price, which is to be paid entirely in cash, was Purchaser's highest and best offer for the common stock.

      Transaction Structure. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, followed by a share exchange and merger. The Special Committee considered that the cash tender offer provides the shareholders of Foodarama the opportunity to obtain cash for all of their Shares at the earliest possible time, while the Tender Offer and Support Agreement obligates Purchaser to complete the Share Exchange and Merger and pay the same consideration for shares of FSM Holdings received in the Merger as paid for Shares tendered in the Offer.

      Special Committee Formation and Negotiation. The Special Committee considered that certain terms of the Offer and the transactions contemplated thereby were the product of the Special Committee's negotiations with representatives of the Purchaser Group. The Special Committee also considered that none of its members are employed by Foodarama or affiliated with the Purchaser Group, and none of them have any material agreement or promise of a future material benefit from Foodarama, Purchaser or the members of the Purchaser Group (other than benefits received as directors, including director compensation described in the Schedule 14D-9 and Item 3. Past Contracts, Transactions, Negotiations and Agreements).

      Availability of Appraisal Rights. The Special Committee considered that appraisal rights will be available to the Foodarama shareholders who do not tender their Shares in the Offer under the DGCL in connection with the Merger.

      Independent Financial and Legal Advisors. The Special Committee had the benefit of advice from an independent and experienced financial advisor that reviewed and evaluated the Offer and the Offer Price. In addition, the Special Committee retained independent and experienced legal counsel to assist it in performing its duties.

      Business Prospects. The Special Committee considered Foodarama's business, prospects, financial condition, results of operations and current business strategy and the challenges Foodarama would face if it did not proceed with the proposed transaction contemplated by the Offer, including, but not limited to, the increasing costs associated with being a public company in light of the passage of the Sarbanes-Oxley Act of 2002 and recent corporate governance regulations and other factors, the lack of trading volume and analyst coverage for Foodarama common stock, Foodarama's historical performance and Foodarama's lack of access to equity capital to grow and expand.

      Impediments to Obtaining a Substantial Premium for the Shareholders Through Another Transaction. The Special Committee considered impediments to implementing another transaction, either now or in the future, by which the Foodarama shareholders not affiliated with us might obtain a substantial premium for their Shares. The Special Committee considered our existing control over Foodarama, our advice to the Special Committee that we were not interested in selling all or any portion of our equity interest to a third party, the passage of a significant amount of time since we publicly announced our interest our taking Foodarama private without any third party making an alternative proposal other than the Yucaipa proposal which was subsequently withdrawn, the fact that no formal offer to acquire Foodarama or any substantial portion of its assets or securities has been received in the past several years, and the substantial economic and other impediments to a third-party acquisition of the Company imposed by the Wakefern Stockholders' Agreement. See "Special Factors - Background of the Offer."

      In addition to the above, the Special Committee considered the following factors that make the transaction less attractive to the shareholders of
Foodarama:

      Conditions to Transaction. The Special Committee considered that Purchaser's obligation to consummate the Offer and the Merger is subject to a number of broad conditions that must be waived or deemed satisfied prior to the expiration of the Offer at the discretion of Purchaser. If these conditions are not met or waived, then Purchaser will not be obligated to complete the Offer. See "The Offer, Section 11 - Certain Conditions of the Offer."

      Potential Conflicts of Interest. The Special Committee considered the interest of certain executive officers and directors of Foodarama in the Offer. See the Schedule 14D-9, Item 3. Past Contracts, Transactions, Negotiations and Agreements.

      Taxable Transaction. The Special Committee considered that the Offer could result in a taxable gain to Foodarama's shareholders, including those who may otherwise have preferred to retain their Shares to defer the occurrence of a taxable event.

      Conditional Financing Commitment. The Special Committee considered the fact that there are various conditions precedent to the obligation of GMAC to make the Loans (as defined herein) and that Purchaser currently has no alternative arrangement in place to finance the Offer and the Merger in the event that the proceeds of the Loans are not available to it for any reason. See "The Offer, Section 10 - Source and Amount of Funds."

      Future Prospects of Foodarama Post-Merger. The Special Committee also considered that, assuming each of the Share Exchange and Merger is completed, all holders of Foodarama common stock (other than the members of the Purchaser Group) will not participate in any future growth of Foodarama. Because of the risks and uncertainties associated with Foodarama's future prospects, the Special Committee concluded that this potential benefit or detriment was not quantifiable. In the view of the Special Committee, however, this loss of opportunity is adequately reflected in the Offer Price of $53.

      The description set forth above is not intended to be exhaustive but summarizes the material factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered by the Special Committee. In addition, individual members of the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee unanimously determined that the Offer and the Merger are fair to the Foodarama shareholders unaffiliated with us and recommended that such unaffiliated Foodarama shareholders tender their Shares in the Offer.

5.    OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

      Blair was retained to act as the Special Committee's financial advisor in connection with the proposed acquisition by Purchaser. As part of its engagement, the Special Committee requested Blair to render an opinion as to whether the consideration to be paid to the Foodarama shareholders unaffiliated with Purchaser and the Purchaser Group (the "Unaffiliated Shareholders") pursuant to the Offer and Merger was fair to the Minority Shareholders from a financial point of view. On March 2, 2006, Blair delivered its written opinion, to the effect that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the consideration of $53.00 in cash per share of common stock was fair, from a financial point of view, to the Unaffiliated Shareholders.

      Blair provided the opinion described above for the information and assistance of the Special Committee in connection with its consideration of the Offer, the Share Exchange and the Merger. Blair's opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Tender Offer and Support Agreement. The terms of the Tender Offer and Support Agreement, however, were determined through negotiations between Foodarama and Purchaser.

      The full text of Blair's written opinion, dated March 2, 2006, is filed as Annex B to the Proxy Statement/Prospectus being furnished to Foodarama shareholders by Foodarama and FSM-Delaware in connection with the Share Exchange and incorporated into this Offer to Purchase by reference. You are urged to read the entire opinion carefully to learn about the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Blair in rendering its opinion. Blair's opinion relates only to the fairness, from a financial point of view, to the Unaffiliated Shareholders of the consideration to be received in the Offer and the Merger, does not address any other aspect of the proposed transactions, and does not constitute a recommendation to any Unaffiliated Shareholder as to whether that Unaffiliated Shareholder should tender his or its Shares in the Offer. The following summary of Blair's opinion does not purport to be a complete description of the analyses performed by Blair in connection with such opinion and is qualified in its entirety by reference to the full text of the written opinion of Blair included as Annex B to the Proxy Statement/Prospectus being furnished to Foodarama shareholders by Foodarama and FSM-Delaware in connection with the Share Exchange. Purchaser urges you to read the opinion carefully and in its entirety.

      In connection with rendering its opinion and performing its related financial analyses, Blair examined or discussed:

      o     the draft Tender Offer and Support Agreement dated February 27,
            2006;

      o certain audited historical financial statements of Foodarama for the three fiscal years ended October 29, 2005;

      o Foodarama's Annual Report on Form 10-K for the year ended October 29, 2005;

      o certain internal business, operating and financial information and forecasts of Foodarama prepared by Foodarama's senior management;

      o Purchaser 's bank loan commitment letter provided by GMAC dated as of November 23, 2005, as amended February 28, 2006;

      o agreements dated as of September 18, 1987, March 29, 1996 and August 20, 1987, as amended February 20, 1992, between Foodarama and Wakefern, the by-laws of Wakefern and certain information provided by Foodarama's senior management related to Foodarama's potential Wakefern co-op withdrawal liability;

      o financial and stock market information of Foodarama compared with that of certain other publicly traded companies Blair deemed relevant;

      o information regarding financial terms of certain other business combinations Blair deemed relevant;

      o current and historical market prices and trading volumes of the common stock of Foodarama; and

      o certain other publicly available information of Foodarama Blair deemed relevant.

      Blair also held discussions with members of Foodarama's senior management to discuss the foregoing and to discuss Foodarama's current strategic and financial position. Blair considered other matters which it deemed relevant to its inquiry and took into account such accepted financial and investment banking procedures and considerations as it deemed relevant. Blair was not requested to, nor did it, seek any expressions of interest from other parties with respect to any alternative transaction to the proposed transactions.

      In rendering its opinion, Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with Blair for purposes of such opinion, including without limitation the forecasts provided by senior management of Foodarama. Blair has not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of Foodarama. Blair has been advised by the senior management of Foodarama that the forecasts examined by Blair have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Foodarama. In that regard, Blair assumed that (i) the forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities of Foodarama are as set forth in Foodarama's financial statements or other information made available to Blair. Blair expresses no opinion with respect to the forecasts or the estimates and judgments on which they are based. Blair assumed, with the consent of the Special Committee, that the Wakefern Stockholders' Agreement and by-laws significantly limit other parties that would be deemed a "qualified successor" (as defined in the Wakefern Stockholders' Agreement) and significantly increase the effective price that a third party who is not a qualified successor would have to pay to consummate an alternative transaction to the tender offer, share exchange and merger and therefore significantly limit alternatives to the Tender Offer, Share Exchange and Merger. For the purposes of this opinion, Blair did not consider, and its opinion does not address, the relative merits of the Offer as compared to any alternative business strategies that might exist for Foodarama or the effect of other transactions in which Foodarama might engage. Blair's opinion is based upon economic, market, financial and other conditions existing on, and other information disclosed to Blair as of, the date of the opinion. It should be understood that, although subsequent developments may affect Blair's opinion, pursuant to the terms of Blair's engagement, it is obligated to update, revise or reaffirm such opinion, upon the request of the Special Committee, only if the financial terms of the going private transactions are modified in a manner which is beneficial to the Unaffiliated Shareholders within 30 days after the date of Blair's opinion. Blair has relied as to certain legal, accounting and tax matters on advice of Foodarama's and the Special Committee's advisors. Blair assumed that the Tender Offer and Support Agreement executed by Foodarama substantially conformed to the draft dated February 27, 2006 and that the Offer will be consummated substantially on the terms described in the draft agreement, without any amendment or waiver of any material terms or conditions.

      The following is a summary of the material financial analyses performed and material factors considered by Blair to arrive at its opinion. Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Special Committee the assumptions upon which such analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Blair in this regard, it does discuss those considered by Blair to be material in arriving at its opinion.

      In summarizing and explaining the preparation of Blair's fairness opinion, we use the following financial terms:

      o EBITDA refers to earnings before interest, taxes, depreciation and amortization.

      o EBITDAR refers to EBITDA plus operating lease rent payments. In the grocery retailing industry, it is typical for companies to have long-term commitments to make operating lease rent payments. These operating lease payments are similar to interest payments.

      o Equity value refers to the total value of all shares of common and preferred stock plus the value of in-the-money options and warrants.

      o Enterprise value refers to equity value plus the value of all debt and capitalized lease obligations, less any excess cash balances.

      o Adjusted enterprise value refers to enterprise value plus the debt equivalent of the operating leases estimated at eight times annual net rent expense.

      o     LTM refers to the last twelve months of financial results.

      Selected Public Company Analysis. Blair reviewed and compared financial information, ratios and public market multiples for certain publicly traded companies with regional supermarket and wholesale food distribution operations that Blair deemed relevant to such corresponding information for Foodarama. The comparable companies selected by Blair were:

      o     Arden Group, Inc.

      o     Fresh Brands, Inc.

      o     Ingles Markets, Inc.

      o     Marsh Supermarkets, Inc.

      o     Nash Finch & Co.

      o     Pathmark Stores, Inc.

      o     Ruddick Corp.

      o     Spartan Stores, Inc. and

      o     Village Super Market, Inc.

Blair selected these companies because they are the publicly traded companies that engage in businesses reasonably comparable to Foodarama. Blair also considered the following companies, but excluded them due to their size of operation and other company specific factors:

Albertson's Inc.; Kroger Co.; Safeway Stores Inc.; The Great Atlantic & Pacific Tea Co., Inc.; Supervalu, Inc.; and Winn-Dixie Stores, Inc.

      For each of the selected companies, Blair calculated the following valuation multiples:

      o     Enterprise Value divided by LTM EBITDA

      o     Enterprise Value divided by LTM revenue

      o     Adjusted enterprise value divided by EBITDAR

      Blair calculated the same valuation multiples for Foodarama, implied by the Offer Price of $53 per Share. The operating results and the corresponding derived multiples for Foodarama and each of the selected companies were based on each company's most recent available publicly disclosed financial information and closing share prices as of February 28, 2006. In Foodarama's case, the most recent available publicly disclosed financial information was for the fiscal year ended October 29, 2005.

      The implied enterprise value of Foodarama used to calculate these valuation multiples was based on the equity value implied by the consideration per share to be paid to the Unaffiliated Shareholders pursuant to the Tender Offer and Support Agreement plus the total debt (including net capital leases, long-term debt and underfunded pension liability) less any excess cash and cash equivalents assumed to be included in the acquisition.

      Blair then compared Foodarama's implied transaction multiples to the range of trading multiples for the selected companies. Information regarding the multiples from Blair's analysis of selected publicly traded companies is set forth in the following table.

                                                                    Selected Public Company Trading Multiples
                                         Implied            -----------------------------------------------------------
                                       Transaction
                                       Multiples(1)            Min         Mean             Median             Max
                                     -----------------      --------     ---------         ---------         --------
Enterprise Value /
LTM October 2005 Revenue                  0.22x              0.16x          0.28x            0.20x            0.55x

Enterprise Value /
LTM October 2005 EBITDA                    6.0x               3.9x           6.4x             6.5x             7.9x

Adjusted Enterprise Value/
LTM October 2005 EBITDAR                   6.2x               4.5x           6.9x             7.0x             7.9x

(1) Transaction consideration divided by Foodarama financial results.

      Blair noted that the implied transaction multiples based on the per share consideration to be paid to the Unaffiliated Shareholders pursuant to the Tender Offer and Support Agreement were within the range of multiples of the selected public companies.

      Although Blair compared the trading multiples of the selected companies at the date of its opinion, none of the selected companies is identical to Foodarama. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

      Comparable Transactions Analysis. Blair performed an analysis of selected recently completed business acquisition transactions focused on the regional supermarket and wholesale food distribution markets. Blair's analysis was based on publicly available information for seven transactions. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The seven transactions examined were (target/acquirer):

      o     Albertson's, Inc./Supervalu, CVS, Cerberus

      o     D&W Food Centers/Spartan Stores, Inc.

      o     Fresh Brands, Inc./Certified Grocers Midwest, Inc.

      o     BiLo/Bruno's/Lone Star Funds

      o     Minyard Food Stores, Inc./Texas Acquisition Vehicle II, LLC

      o     Shaw's (J Sainsbury PLC)/Albertson's, Inc.

      o     Broadbeck Enterprises Inc./Fresh Brands, Inc.

      Similar to the Selected Public Company Analysis described above, Blair calculated the transaction multiples paid in the comparable acquisition transactions based on disclosed prices paid and revenue, EBITDA and EBITDAR of the target for the LTM prior to the announcement of each transaction. Blair compared the resulting range of transaction to Foodarama's implied transaction multiples based on the terms of the Tender Offer.

      Information regarding the multiples from Blair's analysis of selected transactions is set forth in the following table:

                                                                     Selected Comparable Transaction Multiples
                                            Implied          ------------------------------------------------------
                                          Transaction
                                          Multiples(1)         Min          Mean          Median             Max
                                        -----------------    --------     ---------      ---------         --------
Enterprise Value /
LTM October 2005 Revenue                     0.22x            0.09x        0.29x          0.26x            0.57x

Enterprise Value /
LTM October 2005 EBITDA                       6.0x             5.5x         6.4x           6.4x             7.2x

Adjusted Enterprise Value/
LTM October 2005 EBITDAR                      6.2x             6.6x         7.0x           7.0x             7.2x

(1) Transaction consideration divided by Foodarama financial results.

      Blair noted that the implied transaction multiples based on the per share consideration to be paid to the Unaffiliated Shareholders pursuant to the Tender Offer and Support Agreement were within, and in one case, below, the range of multiples of the selected transactions. As discussed below, Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, Blair considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the range of valuations resulting from any particular analysis described above should not be taken to be Blair's view of the actual value of Foodarama.

      Although Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples based on the per share consideration to be paid to the minority shareholders pursuant to the Tender Offer and Support Agreement, none of these transactions or associated companies is identical to the Tender Offer or to Foodarama. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect Foodarama's implied value versus the values of the companies in the selected transactions.

      Discounted Cash Flow Analysis. The discounted cash flow methodology is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. For a company with limited intermediate and long-term cash flow visibility, the preponderance of the value can be in the terminal value, which is extremely sensitive to assumptions about the sustainable long-term growth of the company. Blair took the foregoing limitation into account in using this discounted cash flow methodology in the context of its overall analysis of the Tender Offer.

      Blair utilized the forecasts provided by Foodarama's management to perform a discounted cash flow analysis of Foodarama's projected future cash flows for the period commencing October 31, 2006 and ending October 31, 2010. Using the discounted cash flow methodology, Blair calculated the present values of Foodarama's projected free cash flows. In this analysis, Blair calculated terminal values (i) assuming exit multiples ranging from 5.5x to 6.5x projected 2010 EBITDA and (ii) using discount rates ranging from 10.0% to 14.0%. Blair selected the terminal value inputs range based on Blair's review of factors projected to be relevant at the time of the exit, including, among other matters, the trading multiples of certain comparable companies, the transaction multiples of certain comparable transactions and certain industry growth rates of approximately 3% to 5%, based on expected population growth plus inflation. Blair determined the appropriate discount rate range based upon an analysis of the weighted average cost of capital of other comparable companies that Blair deemed relevant in its expertise and judgment, as well as the high company-specific risk, given Foodarama's relatively small size and the competitive nature of the markets it serves. Blair aggregated (i) the present value of the free cash flows over the applicable forecast period with (ii) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. Foodarama's equity value was determined by deducting the sum of total debt, less any cash and cash equivalents assumed to be included in the tender offer. Blair calculated the implied per share equity value range by dividing the resulting equity values by the fully diluted share count. The implied transaction per share equity values implied by the discounted cash flow analysis using EBITDA exit multiples ranged from $25.11 per share to $92.79 per share.

      Leveraged Buyout Analysis. Blair also performed an analysis of the per share valuation that might be achieved in a hypothetical leveraged buyout of all of Foodarama and compared this valuation to the price proposed to be paid in this transaction. For this analysis, Blair analyzed a base case in which the sources of funds to purchase all of Foodarama's capital stock and to refinance Foodarama's bank debt was $39 million of new equity funds and $95 million of new bank debt. Blair noted that the total amount of debt in the theoretical leveraged buyout was $237.2 million (the total of the new bank debt and $142.2 million in rolled capital leases), an implied ratio of total debt to EBITDA ratio of 5.4 times. Blair noted that this ratio was consistent with the amount of debt raised for similar leveraged buyouts. Blair further assumed that the weighted average cost of this debt was 10% and that transaction fees and expenses in the theoretical leveraged buyout were $5.5 million. Using the forecasts provided by Foodarama and the assumed capital structure and the other assumptions identified above, Blair performed an analysis of the cash flow and debt repayment that Foodarama would be expected to generate during calendar years 2006 through 2010.

      To arrive at a range of values that a leveraged buyout equity investor might pay in this theoretical leveraged buyout, Blair assumed that such an investor would require a target equity rate of return of 20% to 30% per year and would expect to sell its investment at an assumed exit multiple of 5.5 to 6.5 times calendar year 2010 EBITDA. These exit multiples are similar to the terminal values used in the discounted cash flow analysis. Based on these assumptions, Blair estimated that in a theoretical leveraged buyout for all of Foodarama, an investor would pay between $50.72 and $80.13 per share. This valuation range compares to the $53 per share proposed to be paid in this transaction.

      Premiums Paid Analysis. Blair reviewed data from 210 publicly available transactions occurring since January 1, 2003 and with enterprise values between $25 million and $100 million in which less than 50% of the target was acquired. Specifically, Blair analyzed the acquisition price as a premium to the closing respective share price one day, one week and one month prior to the announcement of the transaction, for all 210 transactions. Blair compared the resulting stock price premiums for the reviewed transactions to the premiums implied by the per share consideration to be paid to the Unaffiliated Shareholders pursuant to the Tender Offer and Support Agreement based on Foodarama's respective stock prices one day, one week and one month prior to the initial announcement of Purchaser's proposed transaction on December 2, 2005. Information regarding the premiums from Blair's analysis of such transactions at specified percentiles are provided in the following table:

                           Implied
                          Per Share
Premium Period             Premium        20%      40%       60%       80%
-------------------       ---------    --------------------------------------

1 Day Prior                 43.2%        11.0%    11.6%     20.9%     50.6%
1 Week Prior                37.7%        11.2%    13.5%     23.9%     61.8%
1 Month Prior               35.9%        11.0%    14.5%     24.8%     74.7%

      Blair noted that the one-day, one-week and one-month premiums implied by the tender offer were between the 60th and 80th percentile of premiums paid in the referenced transaction group.

      General. In considering these analyses, including the fact that the multiples and valuations for the proposed tender offer and merger were generally near the lower end of the ranges for the selected public company, and in one case below the range of multiples, comparable transactions and discounted cash flow analyses, Blair gave weight to the likely effect of the Wakefern Stockholders' Agreement in limiting alternative transactions to the proposed Tender Offer and Merger, [to the repeated statements by the members of the Saker family that they were not interested in selling control of Foodarama] and to other potential risks relating to Foodarama's business. These potential risks include but are not limited to the potential for slower sales growth or reduced sales volume due to competitive nature of Foodarama's business with many national and regional supermarket chains being in close proximity to Foodarama's stores, the potential effects of Wal-Mart introducing Wal-Mart SuperCenters to Foodarama's service territory and the potential reaction of vendors and the financial markets to potential, future intangible charges. However, even without adjustment for these factors, Blair noted that the multiples, valuations and premiums implied by the proposed Offer and Merger were, with one exception, within the multiple, valuation and premium ranges from the respective analyses. The preparation of an opinion regarding fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Blair was carried out in order to provide a different perspective on the financial terms of the proposed tender offer and add to the total mix of information made available to the Special Committee. Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the consideration to be received by Unaffiliated Shareholders pursuant to the Tender Offer and Support Agreement. Rather, in reaching its conclusion, Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Blair did not place particular reliance or weight on any particular analysis, but instead concluded its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Foodarama or the Offer. In performing its analyses, Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

      Blair is a nationally recognized securities firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with acquisition transactions and other types of strategic combinations and acquisitions. Blair had not previously provided any investment banking or financial advisory services to Foodarama. Furthermore, in the ordinary course of its business, Blair and its affiliates may beneficially own or actively trade common shares and other securities of Foodarama's for its own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in these securities. Blair has had no material relationships with Foodarama, Purchaser or any members of the Purchaser Group during the past two years.

      The Special Committee hired Blair based, among other things, on its qualifications and expertise in providing financial advice to companies in Foodarama's industry and its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement dated January 5, 2006, Foodarama agreed to pay Blair a retainer fee of $100,000 upon the execution of the letter agreement; and $250,000 upon delivery of a fairness opinion. The engagement letter also provided that if Blair participated in negotiations with Purchaser with respect to a going private transaction at the Special Committee's request and the Special Committee concluded that Blair performed such services to its satisfaction, then Foodarama would pay an additional $50,000 fee to Blair. The Special Committee has directed Foodarama to pay this additional fee. In addition, Foodarama also agreed to indemnify Blair against certain potential losses and expenses, including liabilities under the federal securities laws, arising out of its engagement and reimburse Blair for out-of-pocket expenses.

6. POSITION OF PURCHASER AND THE PURCHASER GROUP REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER

      Rule 13e-3 and related rules under the Exchange Act require us, as affiliates of the Company, to express our reasonable belief as to the fairness of the Offer to the Company's shareholders who are not affiliated with us.

      We believe that the Offer, the Share Exchange and the Merger are both substantively and procedurally fair to the Company's shareholders who are not affiliated with us. We base our belief on our observations of the following factors, each of which, in our judgment, supports our views as to the fairness of the Offer and the Merger:

      o Each shareholder of the Company can individually determine whether to tender Shares in the Offer and we believe that each shareholder is capable of evaluating the fairness of the Offer, supporting the procedural fairness of the Offer.

      o The Offer represents a 43.2% premium over the closing price of the Company's common stock on December 1, 2005, the last full trading day before the public announcement of our original expression of interest in taking the Company private, a 41% premium over the average closing price of the Company's common stock over the 5 trading days prior to December 2, 2005, a 38% premium over the average closing price of the Company's common stock over the 30 trading days prior to December 2, 2005, a 44% premium over the average closing price of the Company's common stock over the 13 weeks prior to December 2, 2005, a 10% premium over the 52 week high prior to December 2, 2005, and a 71% premium over the 52 week low prior to December 2, 2005. The premiums over historical trading prices represented by the Offer support the substantive fairness of the Offer.

      o The Offer is conditioned on the tender of at least a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the Company's then outstanding common stock. In addition, the Purchaser will not purchase Shares in the Offer if less than a majority of the outstanding Shares, excluding the Shares beneficially owned by us, are validly tendered and not withdrawn, unless it waives the Majority of Minority Condition. Accordingly, approximately 239,947 Shares not owned by us would need to be validly tendered and not withdrawn to satisfy the Majority of the Minority Condition. Acceptance of the Offer by the Company's unaffiliated shareholders holding such number of Shares provides meaningful procedural protection for the Company's shareholders, supporting the procedural fairness of the Offer.

            Further, if approximately 381,007 of the Shares not owned or controlled by us are validly tendered and not withdrawn, both the Majority of the Minority Condition and the Minimum Tender Condition would be satisfied, further supporting the procedural fairness of the Offer.

      o Shareholders of the Company who elect not to tender their Shares in the Offer will receive the same consideration in the Merger that Purchaser pays in the Offer, subject to their right to assert appraisal rights and demand payment of the fair value of the shares of FSM-Delaware that they receive in the Share Exchange for their Shares pursuant to the dissenters' right provisions of the DGCL. See Schedule A for the text of the appraisal rights provisions. Thus, because shareholders would receive the same consideration in the Merger or have the ability to assert dissenters' rights and seek payment of the fair value of their Shares, shareholders would not be coerced to tender their Shares in the Offer, further supporting the procedural fairness of the Offer.

      o The Offer provides the opportunity for Foodarama shareholders not affiliated with us to sell all of their Shares without the risk of fluctuation in the sale price that may otherwise be associated with such a sale and without incurring brokerage and other costs typically associated with market sales (other than fees that may be charged by a broker or nominee for Foodarama Shares held in "street name").

      o The recommendation of the Special Committee that the unaffiliated shareholders of Foodarama tender their Shares in the Offer provides such shareholders with an independent evaluation of the substantive fairness of the Offer and supports the procedural fairness of the Offer.

      o The receipt by the Special Committee of an opinion from Blair as to the fairness of the Offer Price from a financial point of view to the unaffiliated stockholders of the Company provides such shareholders with an independent expert's evaluation of the financial fairness of the Offer.

      o Each member of the Special Committee [and each executive officer of the Company who is not in the Purchaser Group but who is a Foodarama shareholder] has advised us that they intend to tender their Shares in the Offer, further supporting the substantive fairness of the Offer.

      o We believe the Offer Price to be fair considering the Company's recent financial performance, profitability and uncertain growth prospects. In addition, the risks and uncertainties identified in the Company's Exchange Act reports represent factors that could materially limit Foodarama's growth and profitability. As a result, we believe that the Offer Price is substantively fair.

      o The Offer and the Merger would shift the risk of the future financial performance of the Company from the public shareholders, who do not have the power to control decisions made as to the Company's business, entirely to the members of the Purchaser Group, certain members of which would have the power to control the Company's business.

      o We considered the terms of the Offer and the Merger, including the amount and form of the consideration, the tender offer structure, which would provide an expeditious means for the Company's shareholders not affiliated with us to receive the Offer Price, and the Minimum Tender Condition and the Majority of the Minority Condition, as all supporting the procedural and substantive fairness of the Offer.

      o The Offer, particularly when considered in light of the average daily trading volume of (i) 252 Shares for the year ended December 1, 2005 (the last full trading day before the original announcement of the going private proposal) and 479 Shares for the four years ending December 1, 2005, provides the opportunity for the Company's shareholders not affiliated with Purchaser or the Purchaser Group to sell all of their Shares without the risk of fluctuation in the sale price that may otherwise be associated with such a sale and without incurring brokerage and other costs typically associated with market sales (other than fees that may be charged by a broker or nominee for Shares held in "street name").

      o The small size of Foodarama "public float" and its small shareholder base, as indicated by the approximately 293 holders of record plus approximately 311 beneficial owners as of May 1, 2006, decrease the likelihood that there will be a significant active trading market for the Shares in the foreseeable future.

      o Foodarama has never paid a cash dividend and there is no intention to do so in the foreseeable future.

      o The Offer provides Foodarama shareholders an opportunity to sell all of their Shares at a premium in a market that has consistently evidenced limited liquidity.

      The Offer Price represents a 20% premium relative to the Company's net book value as reported in the Company's Form 10-Q for the fiscal quarter ended January 28, 2006 filed with the SEC, a 22.1% premium relative to the Company's net book value as reported in the Company's Form 10-K for the fiscal year ended October 29, 2005 and a 27% premium relative to the Company's net book value as reported on the Company's Form 10-K for the fiscal year ended October 30, 2004 filed with the SEC. However, we believe that net book value is not a reliable valuation methodology when the going concern value exceeds the net book value. Accordingly, we did not give this factor significant weight in their determination of the substantive fairness of the Offer to shareholders unaffiliated with us.

      We do not believe that Foodarama liquidation value is materially relevant to the market value of the Company's business based upon their understanding of the supermarket industry, their general business knowledge that liquidation sales generally result in proceeds substantially less than the sale of a going concern business and the impact of the Wakefern Agreement. Accordingly, We did not undertake an analysis of liquidation value.

      We also considered the following factors, each of which we considered negative, in our deliberations concerning the fairness of the terms of the Offer and the Merger:

      o Following the successful completion of the Offer, the Share Exchange and the Merger, shareholders of the Company (other than the members of the Purchaser Group) would cease to have the opportunity to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of their holdings of the Company.

      o The structure of the transaction does not provide Company shareholders with an opportunity to approve or disapprove the Offer or the Merger by means of a shareholder vote (but does provide each shareholder an opportunity to decide whether to participate in the Offer and approve the Share Exchange).

      o Our financial interests with regard to the Offer Price are generally adverse to the financial interests of the shareholders being asked to tender their Shares. In addition, officers and directors of the Company have conflicts of interest in connection with the Offer and the Merger. See "Schedule 14D-9--Item 3. Past Contacts, Transactions, Negotiations and Agreements" to be filed by Foodarama within ten (10) days after the date of this Offer to Purchase.

      o Although the Special Committee has received a fairness opinion from Blair, the Offer Price may be less than what would be obtained if Foodarama was actually sold to an independent third party. However, in light of our perception of a sustained lack of interest from independent third parties in the market in actually acquiring Foodarama and the financial impediment to any such acquisition imposed by the Wakefern Stockholders' Agreement, we did not give this factor much weight in their determination of the fairness of the Offer.

      o The financing for the Offer and the Merger will be secured by the assets of Foodarama.

      We believe that the current trading prices of the Shares at or near the Offer Price should not impact the substantive fairness of the Offer Price because we believe that the price of the Shares immediately increased, and remained fairly constant following such increase, after the December 2, 2005 announcement of our interest in taking the Company private.

      The foregoing discussion of the information and factors considered by us is not intended to be exhaustive but includes all material factors considered. In view of the variety of factors considered in connection with their evaluation of the Offer and the Merger, we did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching our determination and recommendation. However, considering these factors as a whole and in the context of the Company's financial position, and our belief that individual shareholders are best able to determine for themselves whether to tender their Shares and obtain cash in the Offer, we believe the Offer, the Share Exchange and the Merger are in the best interests of the Company and its shareholders and are substantively and procedurally fair.

      OUR VIEWS AS TO THE FAIRNESS OF THE OFFER AND THE MERGER SHOULD NOT BE CONSTRUED AS A RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SHARES.


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

7.    PURCHASER'S PLANS FOR THE COMPANY

      If each of the Minimum Tender Condition, the Share Exchange Condition and the Financing Condition is satisfied and Purchaser purchases the Shares pursuant to the Offer and the Company completes the Share Exchange, we will effect the Merger. As a result of the consummation of the Offer, the Share Exchange and the Merger, the Company will be wholly owned by the Purchaser which will be wholly owned by the members of the Purchaser Group. We do not contemplate any material changes in the day-to-day management and operation of the business of the Company.

      Following the completion of the Share Exchange and the Offer and the consummation of the Merger, we expect that the Company will promptly cause the shares to be de-listed from the American Stock Exchange and de-registered under the Exchange Act and the Company will be a privately held corporation. Accordingly, shareholders who are not affiliated with us will no longer have an equity interest in Foodarama and will not have the opportunity to participate in the future earnings and growth of Foodarama. In addition, current shareholders who are not affiliated with us will not be entitled to share in any premium that might be payable by an unrelated acquirer for the shares of the Company in a sale transaction, if any, occurring after the consummation of the Merger. No such transactions are pending or contemplated at this time and there have been no formal discussions regarding such a transaction in recent years. Similarly, after completion of the Merger, former shareholders will not face the risk of losses resulting from Foodarama operations or from any decline in the value of Foodarama.

      The Shares are currently registered under the Exchange Act. Such registration may be terminated by Foodarama upon application to the SEC if the outstanding shares of Foodarama common stock are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of Foodarama common stock. As a result of termination of registration of the shares of Foodarama common stock under the Exchange Act, Foodarama would no longer be obligated to file reports with the SEC under the Exchange Act. Such termination of registration would reduce the information required to be furnished by Foodarama to its shareholders. We intend to seek to cause Foodarama to apply for termination of registration of the Shares as soon as possible after completion of the Offer, the Share Exchange and the Merger.

      We have no current plans or proposals or negotiations which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger (other than the Share Exchange and the Merger), reorganization or liquidation involving Foodarama or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of Foodarama or any of its subsidiaries;
(iii) any material change in Foodarama present dividend policy, indebtedness (other than the debt to be incurred in connection with the financing of the Offer and the Merger, as more fully described in "The Offer--Section 10. Source and Amount of Funds") or capitalization; (iv) any change in the management of Foodarama; or (v) any other material change in Foodarama corporate structure or business. We expressly reserve the right to change the business plans with respect to Foodarama based on future developments.

      As a result of the Offer, the Share Exchange and Merger, the Purchaser Group will be entitled to all the benefits resulting from 100% ownership of Foodarama, including all income generated by Foodarama operations and any future increase in Foodarama value. According to the Foodarama Annual Report on Form 10-K for the fiscal year ended October 29, 2005, the net book value of Foodarama was $42,895,000, and its net income for the fiscal year ended October 29, 2005 was $976,000. As a result of the consummation of the Offer, the Share Exchange and Merger, Foodarama, the Purchaser Group's interest in the net book value of Foodarama (as of October 29, 2005) will increase from 51.5% or $22,090,925 to 100% or $42,895,000, and its interest in Foodarama net income (as of October 29, 2005) will increase from 51.5% or $502,640 to 100% or $976,000. However, debt to be incurred to finance the Offer and the Merger will reduce both the net book value and the net income of the Company following the Merger. See "The Offer--Section 7. Certain Information Concerning the Company" for information on the pro forma effects of the Offer and the Merger.

      In sum, following the consummation of the Offer, the Share Exchange and Merger, the members of the Purchaser Group will be solely entitled to any income generated by Foodarama operations and any future increase in Foodarama value, and will solely bear any risk of losses generated by Foodarama operations and any future decrease in Foodarama value. Upon consummation of the Share Exchange and Merger, Foodarama will become a privately held corporation. Accordingly, former shareholders of Foodarama (other than the members of the Purchaser Group) will not have the opportunity to participate in the earnings and any growth of Foodarama after the Offer, the Share Exchange and Merger and will not have any right to vote on corporate matters. Similarly, former shareholders of Foodarama (other than the members of the Purchaser Group) will not face any risk of a decline in Foodarama stock value after the Offer, the Share Exchange and the Merger. Following the consummation of the Share Exchange and Merger, Foodarama Shares will not be publicly traded on the American Stock Exchange. As soon as possible following the Merger, we will cause the Company to terminate the registration of the Shares under the Exchange Act, thereby reducing the amount of information about Foodarama (including its financial statements) that must be disclosed to the public.

8.    CONFLICTS OF INTEREST

      PURCHASER AND CONTROLLING SHAREHOLDERS. Our financial interests with regard to the Offer Price are generally adverse to the financial interests of the shareholders being asked to tender their Shares. Further, if the Minimum Tender Condition is satisfied, and we consummate the Offer, the Share Exchange and the Merger, the financing for the Offer and the Merger will be secured by the assets of the Company.

      CONTROL OF FOODARAMA. The members of Purchaser Group have substantial voting control over the Company. Collectively, the members of Purchaser Group own or control 508,974 Shares, which represent approximately 51.5% of the Company's outstanding common stock. As a result of their voting interest, the members of the Purchaser Group have the power to control or significantly influence the vote regarding such matters as the election of the Company's directors, amendments to the Company's articles of incorporation and other fundamental corporate transactions.

      OPTION SHARES. Certain members of the Purchaser Group hold options to purchase 90,000 Shares with exercise prices below $53. Under the Company's 2001 Stock Incentive Plan (the "Plan"), the Offer will result in the acceleration of vesting of all outstanding options, including options held by the Purchaser Group. In addition, the Plan provides that any options that remain outstanding at the time that the Offer is completed will be settled for cash in an amount determined by multiplying the number of shares subject to the option by the Offer Price and subtracting the aggregate exercise price of the option. However, the members of the Purchaser Group have agreed to waive their right to exercise options in the Offer that vest as a result of the Offer and their right to receive a cash settlement for those options. All options held by the members of the Purchaser Group will be cancelled and the holders of the cancelled options will be granted options in Purchaser having terms and conditions substantially similar to the terms and conditions of the options in effect prior to the Offer, the Share Exchange and the Merger.

      DIRECTORS, OFFICERS AND EMPLOYEES OF THE COMPANY. The following members of the Purchaser Group hold the following positions with Foodarama:

      o     Joseph J. Saker, Chairman of the Board

      o     Richard J. Saker, Chief Executive Officer, President and Director

      o     Joseph J. Saker, Jr., Senior Vice President - Marketing and
            Advertising

      o     Thomas Saker, Vice President of Store Operations

      o     Richard James Saker, Store Manager.

These positions and equity interests present these individuals with actual or potential conflicts of interest in determining the fairness of the Offer to the Company's shareholders not affiliated with Purchaser or the members of the Purchaser Group. See "The Offer--Section 8. Certain Information Concerning Purchaser and the Purchaser Group" for information about Shares owned by the members of the Purchaser Group.

      Following consummation of the Offer, the Share Exchange and the Merger, Joseph J. Saker, Richard J. Saker, Joseph J. Saker, Jr., Thomas A. Saker and Nadine Saker Mockler will comprise the Board of Directors of the Company. The executive officers of the Company will remain the same as prior to the Offer, the Share Exchange and the Merger.

      USE OF COMPANY EMPLOYEES. Michael Shapiro, Chief Financial Officer, and Thomas Flynn, Vice President of Accounting of Foodarama, have assisted us in the preparation of the proposal for the Offer, the Share Exchange and Merger, including assisting in the procurement of financing arrangements with GMAC, facilitating and reviewing information required from the Purchaser Group in connection with the Offer and Merger and performing certain other tasks related to the Offer, the Share Exchange and Merger.

9.    CONDUCT OF THE COMPANY'S BUSINESS IF THE OFFER IS NOT COMPLETED

      If the Offer is not completed because either the Minimum Tender Condition, the Majority of the Minority Condition or the Share Exchange Condition of the Financing Condition is not satisfied or waived, or another condition is not satisfied or waived, we expect that Foodarama's


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

current management will continue to operate the business of Foodarama substantially as presently operated. We do not plan to pursue an alternative transaction if the Offer, the Share Exchange and Merger are not completed. However, in the event that we waive any of the Majority of Minority Condition, Minimum Tender Condition or Share Exchange Condition in order to consummate the Offer, we may consider:

      o If the Share Exchange Condition is satisfied, effecting the Share Exchange so that each outstanding Share is exchanged for one share of FSM-Delaware common stock and the Company becomes a wholly owned subsidiary of FSM-Delaware;

      o If the Share Exchange Condition is satisfied, effecting the Share Exchange and engaging in privately negotiated purchases of shares of FSM-Delaware to increase Purchaser's aggregate ownership to at least 90% of the then outstanding shares of FSM-Delaware and then effecting a short-form merger;

      o If the Share Exchange Condition is satisfied, effecting the Share Exchange and proposing that Purchaser and FSM-Delaware enter into a merger agreement and effect a long-form merger; or

      o If the Share Exchange Condition is not satisfied, engaging in open market or private purchases of Shares and/or exercising options held by the Purchaser Group, which were vested and exercisable prior or at the time of to the public announcement of Purchaser's original proposal to take the Company private, to increase Purchaser's aggregate ownership to at least 66-2/3% of the then outstanding Shares and then effecting a share exchange between the Company and FSM-Delaware and proposing that Purchaser and FSM-Delaware enter into a merger agreement and effect a long-form merger.

      Pursuing a long-form merger between Purchaser and FSM-Delaware would require the approval of FSM-Delaware's Board of Directors and a majority vote of the outstanding shares of FSM-Delaware's common stock in favor of the merger. Whether Purchaser waives the Minimum Tender Condition is subject to GMAC's consent and Purchaser's determination that purchasing Shares in the absence of the Minimum Tender Condition is financially prudent, which will be based on Purchaser's consideration of: (a) the number and percentage of Shares actually tendered; (b) Purchaser's perception of the costs and burdens of there being a minority stock ownership in the Company; and (c) the financial resources and liquidity of the Purchaser Group to support the ability to make such a purchase.

      In addition, if there are less than 300 shareholders, or if the Company is unable to comply with another requirement for continued listing on the American Stock Exchange, as a result of the purchase of the tendered Shares in the Offer, the Shares may be delisted from the American Stock Exchange. The Shares may also be deregistered from the reporting requirements of the Exchange Act if there are less than 300 remaining shareholders. In any event, any Shares not tendered would remain outstanding.

      If we elect to pursue an alternative transaction, there is no assurance such a transaction would be consummated at a price equal to or greater than the Offer Price, and it might take


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

considerably longer for the shareholders of the Company to receive any consideration for their Shares or shares of FSM-Delaware (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per share to the shareholders that are more or less than or the same as the Offer Price. We currently do not know whether a second step transaction, such as a long-form merger, or open market or privately negotiated purchases of shares, would be viable in the event we were to waive the Minimum Tender Condition. In the event that we do not own at least 90% of the outstanding Shares after consummating the Offer and if such a second step transaction does not occur, the market for Shares that were not tendered in the Offer would be adversely affected.

                                    THE OFFER

1.    TERMS OF THE OFFER; EXPIRATION DATE

      This Offer is for the purchase of all of the outstanding shares of Foodarama common stock excluding shares owned by members of the Purchaser Group. As of May 5, 2006, 479,893 Shares are being sought in the Offer. In addition, as of May 5, 2006, there were outstanding options to acquire up to a total of 94,000 Shares that had an exercise price less than the Offer Price, of which options to acquire up to 4,000 Shares were held by individuals other than the members of the Purchaser Group. Shares issued upon exercise of such options (other than options exercised by any of the members of the Purchaser Group) will also be subject to this Offer.

      Upon the terms and subject to the conditions set forth in the Offer, (including the terms and conditions set forth in "The Offer--Section 11. Certain Conditions of the Offer," and if the Offer is extended or amended, the terms and conditions of such extension or amendment (the "Offer Conditions"), Purchaser will accept for payment, and pay for, Shares validly tendered on or prior to the Expiration Date and not withdrawn as discussed under "The Offer--Section 4. Rights of Withdrawal." The term "Expiration Date" means 12:00 midnight, New York City Time, on June __, 2006, unless and until Purchaser shall have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Purchaser, shall expire. The period until 12:00 midnight, New York City Time, on June __, 2006, as it may be extended, is referred to as the "Offering Period."

      Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offering Period by giving oral or written notice of such extension to the Depositary and making a public announcement thereof as further described below. During any such extension of the Offering Period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. See "The Offer--Section 4. Rights of Withdrawal."

      Under the terms of the Tender Offer and Support Agreement, Purchaser has the right to extend the Expiration Date of the Offer if any conditions to the Offer are not satisfied or waived for a time period reasonably necessary to permit such condition to be satisfied. In addition, Purchaser may extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission applicable to the Offer. The Tender Offer and Support Agreement provides that if all of the conditions to the Offer have been satisfied or waived, Purchaser may extend the Offer for a "subsequent offering period" not to exceed 20 business days to the extent permitted under, and in compliance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended, but in no event beyond June 30, 2006.

      The Tender Offer and Support Agreement provides that if a sufficient number of Shares have not been tendered by the scheduled Expiration Date of the Offer and not withdrawn to allow Purchaser to consummate the Offer and own, along with its shareholders, more than 90% of the Foodarama common stock, and Purchaser has not waived that condition, then, at the request of Foodarama, Purchaser will be required to extend the Expiration Date. Purchaser will be required to continue with incremental extensions until (i) the 90% condition is satisfied or waived, (ii) Purchaser reasonably determines after the date that is 90 days from commencement of the Offer that the 90% condition is not capable of being satisfied on or prior to June 30, 2006, (iii) the Tender Offer and Support Agreement is terminated, or (iv) June 30, 2006, whichever occurs first.

      If Foodarama fails to perform in any material respect any obligations under the Tender Offer and Support Agreement and the ten-day cure period provided in the agreement has not expired, Purchaser is required, upon Foodarama's request, to extend the expiration date of the Offer in one or more increments, but not for more than ten days, until the failure is cured, the cure period expires, the Tender Offer and Support Agreement is terminated, or June 30, 2006, whichever occurs first.

      Subject to the applicable regulations of the SEC and the provisions of the Tender Offer and Support Agreement, Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time prior to the Expiration
Date:

      o To delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or amend the Offer as to any Shares not then accepted and paid for, on the occurrence of any of the events specified in "The Offer--Section 11. Certain Conditions of the Offer;" and

      o To waive any condition and to set forth or change any other term and condition of the Offer except as otherwise specified in "The Offer--Section 11. Certain Conditions of the Offer," in each case, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof. If Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offering Period and not withdrawn, and, on the terms and subject to the conditions of the Offer, including but not limited to the Offer Conditions, it will promptly pay for all Shares so accepted for payment. Purchaser confirms that its reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule l4e-l(c) under the Exchange Act which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.


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

      Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m. New York City Time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

      The Tender Offer and Support Agreement provides that the Purchaser will not, without the consent of the Company, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) modify the Offer in any manner adverse to the holders of Shares or add to the Conditions of Offer, (iv) except as permitted by the Tender Offer and Support Agreement, extend the Offer or (v) change the form of consideration payable in the Offer. If, during the Offering Period, Purchaser, with the consent of the Company, shall decrease the percentage of Shares being sought or increase or decrease the consideration offered to holders of Shares, such increase or decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from and including the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten (10) business day period. Purchaser confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following any material change in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the relevant facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its views that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five (5) business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of ten business days may be required to allow for adequate dissemination to shareholders and investor response. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City Time. The members of the Purchaser Group have exercised their rights as shareholders of the Company to request the Company's shareholder list and security position listings for the purpose of disseminating the Offer to shareholders. The Company has provided the Purchaser Group with the Company's shareholder list and security position listings for such purpose. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are


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

listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

      Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the expiration of the Offering Period. Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See "The Offer--Section 11. Certain Conditions of the Offer." In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

      o     Certificates evidencing such Shares;

      o A properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees; and

      o     Any other required documents.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser's obligation to make such payment shall be satisfied, and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

      If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering shareholder, promptly following expiration or termination of the Offer.

      Purchaser reserves the right to transfer or assign, in whole or in part and from time to time, to one or more of its affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.    PROCEDURES FOR TENDERING SHARES

      VALID TENDER. To tender Shares pursuant to the Offer:

      o A properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, with any required signature guarantees, certificates for Shares to be tendered and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at its address set forth on the back cover of this Offer to Purchase; or

      o The tendering shareholder must comply with the guaranteed delivery procedures set forth below.

      SIGNATURE GUARANTEES. Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holders of Shares tendered therewith and such registered holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution (as defined below). See Instructions 1 and 5 of the Letter of Transmittal. Otherwise, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other "Eligible Guarantor Institution," as such term is defined in Rule 17d-15 under the Exchange Act (each, an "Eligible Institution"). If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Purchaser, proper evidence satisfactory to Purchaser of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

      GUARANTEED DELIVERY. A shareholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

      o     Such tender is made by or through an Eligible Institution;

      o A properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

      o The certificates for all tendered Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, and any other required documents, are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the American Stock Exchange is open for business.

      The Notice of Guaranteed Delivery may be delivered by hand or mail to the Depositary or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

      THE METHOD OF DELIVERY OF THE SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHAREHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

      OTHER REQUIREMENTS. Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the expiration of the Offering Period. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) certificates evidencing such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal or Depositary. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE OF THE TENDERED SHARES BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

      BINDING AGREEMENT. The Purchaser's acceptance for payment of Shares tendered in response to the Offer will constitute a binding agreement by the tendering shareholder to sell, and by Purchaser to purchase, the tendered Shares on the terms and subject to the conditions of the Offer.

      APPOINTMENT OF PROXIES. By executing a Letter of Transmittal as set forth above subject to the right of withdrawal discussed below, the tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser's designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholders as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the shareholders of Foodarama, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

      DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions thereto) will be final and binding.

      BACKUP WITHHOLDING. In order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer, a shareholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding at applicable rates (currently 28%). Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the IRS. All shareholders who are United States persons surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate foreign shareholders should complete and sign the main signature form and a statement, signed under penalties of perjury, attesting to that shareholder's exempt status in order to avoid backup withholding. Forms of such statement may be obtained from the Depositary. See Instruction 8 to the Letter of Transmittal.

4.    RIGHTS OF WITHDRAWAL

      Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to midnight, New York City Time on June, __, 2006, the expiration of the Offering Period, unless extended pursuant to "The Offer --Section 1. Terms of the Offer; Expiration Date" and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time until such Shares are accepted for payment.

      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address or facsimile number set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Purchaser, the members of the Purchaser Group, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

      Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in "The Offer--Section 3. Procedures for Tendering Shares," at any time prior to the Expiration Date.

      If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under this Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

5. MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER, THE SHARE EXCHANGE AND MERGER

      The following is a summary of material United States federal income tax consequences of the Offer, the Share Exchange and the Merger to holders of Shares ("Holders") whose Shares are purchased pursuant to the Offer or whose Shares are exchanged for shares of FSM Holdings which are converted into the right to receive cash in the Merger. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable current and proposed United States Treasury Regulations issued thereunder, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, at any time and, therefore, the following statements and conclusions could be altered or modified. The discussion does not address Holders in whose hands Shares are not capital assets, nor does it address Holders who hold Shares as part of a hedging, "straddle," conversion or other integrated transaction, or who received Shares upon conversion of securities or exercise of warrants or other rights to acquire Shares or pursuant to the exercise of employee stock options or otherwise as compensation or to Holders who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, United States expatriates or non-U.S. persons). Furthermore, the discussion does not address the tax treatment of Holders who are related to any member of the Purchaser Group, nor does it address any aspect of state, local or foreign taxation or estate and gift taxation. Holders should consult their own tax advisors to assist them in determining whether they are related to any member of the Purchaser Group.

      The following summary does not purport to consider all aspects of United States federal income taxation that might be relevant to each Holder. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH SHAREHOLDER AND THE PARTICULAR TAX EFFECTS ON THE HOLDER OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

      No ruling has been obtained from the Internal Revenue Service with respect to the tax consequences of the share exchange, tender offer and merger; however, FSM-Delaware has received a written opinion from Giordano, Halleran & Ciesla, P.C. as to the matters summarized below.

      Material Federal Income Tax Consequences of Offer. The receipt of cash by a Holder in exchange for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local, and foreign tax laws). In general, for United States federal income tax purposes, a Holder will recognize gain or loss equal to the difference between the Holder's adjusted tax basis in the Shares sold pursuant to the Offer and the amount of cash received therefore. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer. If the Shares exchanged constitute capital assets in the hands of the shareholder, gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Shares were held for more than one year on the date of sale (or, if applicable, the date of the Merger), and if held for one year or less they will be subject to tax at ordinary income tax rates. Certain limitations may apply to the use of capital losses.

      Payments made to Holders in connection with the Offer may be subject to "backup withholding" as discussed below under "Backup Withholding."

      Material Federal Income Tax Consequences of Share Exchange. The Share Exchange has been structured to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. For United States federal income tax purposes, a Holder of Shares who does not participate in the Offer will not recognize any gain or loss upon the exchange of that Holder's Shares for shares of FSM-Delaware common stock in the Share Exchange. A Holder of Shares will have a tax basis in the shares of FSM-Delaware common stock received in the Share Exchange equal to the tax basis of the Shares surrendered by the Holder in the Share Exchange. The holding period for shares of FSM-Delaware common stock received in the Share Exchange will include the holding period for the Shares surrendered in the Share Exchange.

      Material Federal Income Tax Consequences of Merger. The receipt of cash by a Holder in exchange for shares of FSM-Delaware pursuant to the Merger will be a taxable transaction for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local and foreign tax laws). In general, for United States federal income tax purposes, a Holder will recognize gain or loss equal to the difference between the Holder's adjusted tax basis in the shares converted to cash in the Merger and the amount of cash received therefore. Gain or loss must be determined separately for each block of shares of FSM-Delaware (i.e., shares of FSM-Delaware having the same carryover basis) or converted to cash in the Merger. If the shares of FSM-Delaware converted to cash in the Merger constitute capital assets in the hands of the shareholder, gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the combined holding period of the shares of FSM-Delaware and the Shares exchanged for such shares of FSM-Delaware is greater than one year on the date of the Merger, and if the combined holding period is one year or less they will be subject to tax at ordinary income tax rates. Certain limitations may apply to the use of capital losses.The receipt of cash pursuant to the exercise by a Holder of dissenters' rights under the DGCL will be a taxable transaction. Any Holder considering the exercise of appraisal rights should consult a tax advisor to determine the tax consequence of exercising such appraisal rights.

      Payments made to Holders in connection with the Merger may be subject to "backup withholding" as discussed below under "Backup Withholding."

      Backup Withholding. Payments in connection with the Offer or the Merger may be subject to "backup withholding" at applicable rates (currently 28%). Backup withholding generally applies if a Holder (a) fails to furnish its social security number or other taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) fails properly to include a reportable interest or dividend payment on its United States federal income tax return, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that such Holder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign shareholders if such foreign shareholders submit a statement, signed under penalties of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each Holder should consult such Holder's own tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

      All Holders who are United States persons surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Non-corporate foreign shareholders should complete and sign the main signature form and a statement, signed under penalties of perjury, attesting to that shareholder's exempt status (such forms can be obtained from the Depositary), in order to avoid backup withholding.

      THE INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE TO HOLDERS IN SPECIAL SITUATIONS SUCH AS HOLDERS WHO RECEIVED THEIR SHARES UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION AND HOLDERS WHO ARE NOT UNITED STATES PERSONS. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

Tax Consequences to Foodarama and FSM-Delaware

      Neither Foodarama nor FSM-Delaware will recognize gain or loss with respect to the Offer, the Share Exchange or the Merger.

Tax Consequences to Purchaser and the Purchaser Group

      Neither Purchaser nor the members of the Purchaser Group will recognize gain or loss with respect to the Offer, the Share Exchange or the Merger, except the members of the Purchaser Group who tender shares in the Offer. Those members of the Purchaser Group will recognize gain or loss equal to the difference between the adjusted tax basis in the Shares of Foodarama common stock sold pursuant to the Offer and the amount of cash received therefore as described above under "Material Federal Income Taxes of the Offer."

6.    PRICE RANGE OF SHARES; DIVIDENDS; OWNERSHIP OF AND TRANSACTIONS IN SHARES

      PRICE RANGE OF SHARES. The Company's common stock is currently listed and traded on the American Stock Exchange under the symbol "FSM." The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for the Company's common stock based upon public sources:

                    FISCAL QUARTER HIGH AND LOW SALES PRICES

QUARTER                                                       HIGH          LOW
-------                                                      ------       ------

Fiscal Year 2004
         First Quarter                                       $32.00       $24.05
         Second Quarter                                      $37.23       $29.25
         Third Quarter                                       $48.25       $36.75
         Fourth Quarter                                      $48.00       $36.00
Fiscal Year 2005
         First Quarter                                       $40.00       $39.50
         Second Quarter                                      $34.00       $34.00
         Third Quarter                                       $35.75       $31.00
         Fourth Quarter                                      $38.00       $32.00
Fiscal Year 2006
         First Quarter                                       $56.50       $37.00
         Second Quarter (through May 5, 2006)                $57.00       $50.99

      DIVIDENDS. To date, Foodarama has never declared or paid cash dividends on the Shares. Foodarama is subject to certain debt covenants that limit its ability to pay dividends.

      TRANSACTIONS IN SHARES. In the past two years, neither Purchaser nor any of the members of the Purchaser Group has acquired any Shares.

7.    CERTAIN INFORMATION CONCERNING THE COMPANY

      The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, or of any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but are unknown to us.

      Shareholders are urged to review publicly available information concerning the Company before acting on the Offer.

      GENERAL. Foodarama is a New Jersey corporation with its principal corporate offices located at 922 Highway 33, Building 6, Suite 1 Freehold, NJ 07728 Phone: (732) 462-4700 Fax: (732) 294-2322. Foodarama has described its business as follows:

      The Company operates a chain of 26 supermarkets located in Central New Jersey, as well as two liquor stores and one garden center, all licensed as ShopRite. The Company also operates a central food processing facility to supply its stores with certain meat products, various prepared salads, prepared foods and other items, and a central baking facility which supplies it stores with bakery products. The Company is a member of Wakefern, the largest retailer-owned food cooperative warehouse in the United States and owner of the ShopRite name.

      INTENT TO TENDER. The executive officers of the Company who are not members of the Purchaser Group have advised that they intend to tender their Shares in the Offer.

      AVAILABLE INFORMATION. Foodarama is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Foodarama directors and officers, their remuneration, stock options granted to them, the principal holders of Foodarama securities, any material interests of such persons in transactions with Foodarama and other matters is required to be disclosed in proxy statements distributed to Foodarama shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's offices at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained, by mail, upon payment of the SEC's customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549 and can be obtained electronically on the SEC's website at http://www.sec.gov.

      SELECTED CONSOLIDATED FINANCIAL INFORMATION. The following table sets forth summary historical consolidated financial data for Foodarama and its subsidiaries as of and for each of the fiscal years ended October 29, 2005 and October 30, 2004 and the 13-week periods ended January 28, 2006 and January 29, 2005.

      This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in or filed as an exhibit to Foodarama Annual Reports on Form 10-K for the fiscal years ended October 29, 2005 and October 30, 2004, and Quarterly Reports on Form 10-Q for the periods ended January 28, 2006 and January 29, 2005, including the notes thereto. These documents, including the exhibits filed therewith, are incorporated by reference in this Offer to Purchase. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by Foodarama with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

                                                        Thirteen Weeks Ended
                                                             (Unaudited)
                                                      January 28,    January 29,  October 29,    October 30,
                                                         2006           2005          2005           2004
                                                      -----------    -----------  -----------    -----------
SUMMARY OF OPERATIONS DATA (in
  thousands, except per share data)
Sales                                                   $323,871      $317,589     $1,215,490     $1,173,977
Earnings before income tax provisions                        991           408          1,574          2,903
Net income                                                   613           253            976          1,800
Basic net income per share                                   .62           .26            .99           1.82

BALANCE SHEET DATA

Total Current Assets                                    $ 80,456      $ 79,631     $   84,358     $   86,549
Property and equipment, net                              159,874       231,699        217,704        235,846
Total assets                                             320,508       337,563        329,005        348,636
Total current liabilities                                 83,503        84,237         77,721         82,255
Shareholders' equity                                      43,653        41,571         42,895         41,233

      The Company historically has not reported a ratio of earnings to fixed charges. The book value per share of the Company's common stock was approximately $44.18 per share as of January 28, 2006.

      CERTAIN PROJECTIONS OF FUTURE OPERATIONS. The Company does not as a matter of course make public forecasts as to future revenues, earnings or other financial information beyond its upcoming fiscal year.

      The Company does, however, prepare informational budget forecasts and prepared certain projections that it provided to GMAC, the Special Committee, Wakefern and Blair in connection with the proposed transaction. The analysis set forth below is included in this document solely because such information was requested by and, therefore, provided to GMAC, the Special Committee, Wakefern and Blair.

      The projections set forth below were not prepared by the Company with a vision toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding prospective financial information. In addition, the projections were not prepared with the assistance of or reviewed, completed or examined by independent accountants.

      While prepared with numerical specificity, the projections were not prepared in the ordinary course and are, therefore, inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections set forth below will prove to be accurate, and actual results may be materially different from those contained in the projections set forth below.

      In light of the uncertainties inherent in forward-looking information of any kind, Purchaser cautions against undue reliance on this information. The inclusion of this information should not be regarded as an indication that anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. While Foodarama prepared these projections with numerical specificity, Foodarama has not made, and does not make, any representation to any person that the projections will reflect the future results of the Company. Neither Purchaser nor the Company intends to update or revise the projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, unless required by law.

      Set forth below is a summary of these projections. These projections should be read together with the historical financial statements of the Company and the cautionary statements set forth above.

April 2005 Projections Assuming Foodarama Remains a Public Company

      The following projections, prepared in April 2005, were furnished to Blair and GMAC and assume that no going private transaction is completed and Foodarama remains a publicly traded corporation.

                                                         Fiscal Year Ending
                                                            (in $1,000's)
                               ---------------------------------------------------------------------------
                               October 28,     November 3,    November 2,      November 1,     October 31,
                                  2006            2007*           2008            2009             2010
                               ----------      ----------      ----------      ----------      ----------
Total sales                    $1,198,213      $1,257,720      $1,366,488      $1,442,250      $1,522,506
Cost of goods sold                881,931         922,072       1,002,141       1,057,256       1,115,480
Gross margin                      316,282         335,648         364,347         384,994         407,027
Percent of sales                    26.40%          26.69%          26.66%          26.69%          26.73%
Total selling, general and
   administrative expenses        292,874         309,584         335,332         356,312         377,777
Percent of sales                    24.44%          24.61%          24.54%          24.71%          24.81%
Debt interest                      18,174          19,480          21,992          22,315          22,793
Income before taxes                 5,234           6,585           7,023           6,367           6,457
Tax provision                       2,094           2,634           2,809           2,547           2,583
Net income (loss)                   3,140           3,951           4,214           3,820           3,874
EBITDA                             46,669          50,512          55,566          56,940          58,556
                               ==========      ==========      ==========      ==========      ==========

Adjusted EBITDA                    31,402          34,456          37,347          37,295          36,835
                               ==========      ==========      ==========      ==========      ==========

* 53 Weeks

August 2005 Projections Assuming Going Private Transaction is Completed

      The following projections, prepared by Foodarama management in August 2005, were furnished to Blair, GMAC and Wakefern and assume that the going private transaction will be completed and Foodarama will cease to be a publicly traded company.

                                                            Fiscal Year Ending
                                                              (in $1,000's)
                               ----------------------------------------------------------------------------
                               October 28,     November 3,     November 2,     November 1,      October 31,
                                  2006             2007*           2008           2009             2010
                               ----------      ----------      ----------      ----------      ----------
Total sales                    $1,224,045      $1,257,283      $1,327,488      $1,360,675      $1,394,692
Cost of goods sold                899,886         923,709         975,199         997,457       1,021,835
Gross margin                      324,159         333,574         352,289         363,219         372,857
Percent of sales                    26.48%          26.53%          26.54%          26.69%          26.73%
Total selling, general and
   administrative expenses        301,873         310,832         327,001         337,895         349,012
Percent of sales                    24.66%          24.72%          24.63%          24.83%          25.02%
Debt interest                      20,347          21,032          22,863          21,995          21,288
Income before taxes                 1,938           1,710           2,425           3,239           2,556
Tax provision                         775             684             970           1,332           1,023
Net income (loss)                   1,163           1,026           1,455           1,998           1,534

EBITDA                             45,609          46,849          51,016          51,892          50,498
                               ==========      ==========      ==========      ==========      ==========
Adjusted EBITDA                    30,386          31,547          33,881          34,418          32,740
                               ==========      ==========      ==========      ==========      ==========

* 53 Weeks

Update of Projections

      The following sets forth the most recent update of the projections prepared by Foodarama management in April 2006. These projections assume that the proposed going private transaction will be completed and Foodarama will cease to be a publicly traded company.

      The primary differences between the updated projections and the April 2005 and August 2005 projections are as follows:

      o the updated projections reflect sales trends through the quarter ended January 28, 2006 whereas the April 2005 and August 2005 projections reflect sales trends through the quarter ended January 29, 2005. Sales trends encompass same store sales, competitive openings and market conditions, such as inflation. Actual sales affect the sales trends used in developing the projected sales in each set of projections.

      o the updated projections reflect the impact of actual operating results through January 28, 2006 whereas the April 2005 projections and August 2005 projections reflect actual results through January 29, 2005 and April 30, 2005, respectively. Actual results impact the derivation of projected gross profit percentages and other variable and fixed expenses used in the projections.

      o the updated projections assume the opening of one new store in fiscal 2006 and an additional store in fiscal 2007. The April 2005 projections reflect the opening of two stores in fiscal 2007 and one store in each of fiscal 2008, 2009 and 2010, whereas the August 2005 projections reflect two new stores opening in fiscal 2007. The number of new stores opened and the timing of store openings impacts projected operating results, as well as EBITDA, cash flow, debt service and capital expenditure requirements.

      o the updated projections and the August 2005 projections assume lower capital expenditures and slower growth as a private company, whereas the April 2005 projections assumed that Foodarama would continue as a public company.

                                                           Fiscal Year Ending
                                                             (in $1,000's)
                               ---------------------------------------------------------------------------
                               October 28,     November 3,     November 2,     November 1,     October 31,
                                   2006           2007*            2008           2009            2010
                               -----------     -----------     -----------     -----------     -----------
Total sales                    $1,256,109      $1,350,616      $1,353,121      $1,377,994      $1,405,271
Cost of goods sold                924,481         992,846         993,043       1,011,213       1,031,090
Gross margin                      331,628         357,770         360,077         366,781         374,182
Percent of sales                    26.40%          26.49%          26.61%          26.62%          26.63%
Total selling, general and
   administrative expenses        308,543         332,542         336,093         345,019         353,638
Percent of sales                    24.56%          24.62%          24.84%          25.04%          25.17%
Debt interest                      19,736          22,895          22,931          21,516          20,087
Income before taxes                 3,348           2,334           1,053             245             457
Tax provision                       1,321             933             421              98             183
Net income (loss)                   2,028           1,400             632             147             274

EBITDA                             45,954          49,785          49,238          47,410          46,429
                               ==========      ==========      ==========      ==========      ==========
Adjusted EBITDA                    31,520          34,739          33,777          31,612          30,345
                               ==========      ==========      ==========      ==========      ==========

* 53 Weeks

8.    CERTAIN INFORMATION CONCERNING PURCHASER AND THE PURCHASER GROUP

      GENERAL. Purchaser is a newly formed Delaware corporation that currently does not own any Shares or conduct any business. Upon the satisfaction or waiver of all conditions to the Offer, pursuant to the terms of the Exchange Agreement, each of the members of the Purchaser Group will exchange his or her Shares for shares of Purchaser's common stock, after which Purchaser will be owned by the members of the Purchaser Group in proportion to the number of Shares they contribute to Purchaser; provided, however, that it is anticipated that up to approximately 31,272 Shares owned by the members of the Purchaser Group and members of their families will be tendered to Purchaser in the Offer. The members of the Purchaser Group have agreed to enter into, as a condition of the Exchange Agreement, a shareholder agreement pursuant to which they desire to promote their respective interests in Purchaser by imposing certain restrictions on the transfer of shares in the surviving corporation following the Share Exchange and Merger, by creating certain obligations and options with respect to such shares upon the occurrence of certain events, and by entering into certain other arrangements governing their affairs as stockholders in the surviving corporation in the Merger. The principal executive offices of Purchaser are located at 922 Highway 33, Building 6, Suite 1 Freehold, NJ 07728 Phone: (732) 462-4700 Fax: (732) 294-2322.

      Currently, Joseph J. Saker, the Company's Chairman of the Board, and Richard J. Saker, the Company's Chief Executive Officer and President, Joseph J. Saker, Jr., the Senior Vice President, Marketing and Advertising, and Secretary of the Company, Thomas A. Saker, Vice President of Store Operations of the Company, and Nadine Saker Mockler serve as directors of Purchaser. Joseph J. Saker and Richard J. Saker also currently serve as directors of the Company. Following the Offer, the Share Exchange and the Merger, the directors of the Purchaser will be the directors of the surviving corporation of the Merger.

      INFORMATION REGARDING THE PURCHASER GROUP. Set forth below is information concerning each member of the Purchaser Group, including the present principal occupation, and address of each member of the Purchaser Group:

      o Joseph J. Saker -Joseph J. Saker served as President of the Company from its incorporation in 1958 until October 3, 2000 and as Chief Executive Officer of the Company from its incorporation until November 1, 2003. Mr. Saker has served as Chairman since 1971. Joseph J. Saker is the father of Richard J. Saker, President and Chief Executive Officer of the Company, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising and Secretary of the Company and Thomas A. Saker, Vice President - Store Operations of the Company, Nadine Saker Mockler and Denise Saker Marder. He is the husband of Gloria Saker and the grandfather of Richard James Saker. The business address for Joseph J. Saker is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Suite 1, Building 6, Freehold, New Jersey 07728.

      o Richard J. Saker -Richard J. Saker, a graduate of St. Joseph's University, has been employed by the Company since 1969 and served as Senior Vice President-Operations from 1984 until 1995, at which time he assumed the position of Executive Vice President-Operations. On October 3, 2000, he was elected President of the Company. On November 2, 2003, Mr. Saker was elected by the Board to assume the position of Chief Executive Officer of the Company, a position formerly held by Joseph J. Saker. He is a member of the Board of Directors of Wakefern, a retailer-owned food distribution corporation which provides purchasing, warehousing and distribution services to the Company as well as other shareholder members, and a member of its Finance Committee. Richard J. Saker is the father of Richard James Saker. The business address for Richard J. Saker is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Suite 1, Building 6, Freehold, New Jersey 07728.

      o Joseph J. Saker, Jr. - Joseph J. Saker, Jr. has served as Senior Vice President, Marketing and Advertising of the Company since March 1, 2002 and Secretary of the Company since April 14, 2004. From October 2001 to February 28, 2002, he served as Vice President of Operations. From May 1990 to September 2001, he served as Director of Operations. The business address for Joseph J. Saker, Jr. is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Suite 1, Building 6, Freehold, New Jersey 07728.

      o Thomas A. Saker - Thomas A. Saker has served as Vice President of Store Operations of the Company since 2003. The business address for Thomas A. Saker is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Suite 1, Building 6, Freehold, New Jersey 07728.

      o Gloria Saker - Gloria Saker is the wife of Joseph J. Saker. The business address for Mrs. Saker is 353A East Freehold Road, Freehold, New Jersey 07728.

      o Nadine Saker Mockler - Nadine Saker Mockler is President of Flexible Resource, Inc., a provider of temporary staffing services. The business address for Ms. Saker-Mockler is 78 Harvard Avenue, Suite 315, Stanford, Connecticut 06902.

      o Denise Saker Marder - Denise Saker Marder is the owner of Rosetta Stone Gallery, a clothing boutique. The business address for Ms. Saker-Marder is 1958 Hillhurst Avenue, Los Angeles, California 90027.

      o Joseph J. Saker Family Partnership, L.P. - Joseph J. Saker Family Partnership, L.P. is a Delaware limited partnership organized to hold shares of the Company's Common Stock for the benefit of its partners. The business address for the Partnership is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Suite 1, Building 6, Freehold, New Jersey 07728. The Saker Family Corporation is the sole general partner (the "General Partner") of the Partnership. Richard J. Saker owns 40% of the outstanding capital stock of the General Partner, and each of Joseph J. Saker, Jr. and Thomas A. Saker owns 30% of the outstanding capital stock of the General Partner. The General Partner owns a 1% interest in the Partnership and has the sole power to sell, transfer or otherwise dispose of the shares of the Company's Common Stock only upon the unanimous consent of all shareholders of the General Partner. On other matters not involving the sale, transfer or other disposition of such shares, the shares of the Company's Common Stock held by the Partnership are voted as directed by the individual shareholders of the General Partner in accordance with their respective ownership interests in the General Partner. Accordingly, the General Partner votes 34,000 shares as directed by Richard J. Saker, 25,500 shares as directed by Joseph J. Saker, Jr., and 25,500 shares as directed by Thomas A. Saker on such other matters.

            In addition to their ownership interests in the General Partner, Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker are the beneficiaries of the trust which owns a 99% interest in the Partnership (the "Limited Partner"). Thus, each of Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker also has an indirect


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

            interest in the Company's Common Stock held by the Partnership by reason of their respective beneficial interests in the Limited Partner. Their beneficial interests in the Limited Partner are in identical proportion to their ownership interests in the General Partner. Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker each disclaim beneficial ownership of shares held by the Partnership in excess of their respective pecuniary interests.

      o Richard James Saker - Richard James Saker is a Store Manager for the Company. The business address for Richard James Saker is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Suite 1, Building 6, Freehold, New Jersey 07728.

      The following table sets forth the beneficial ownership of Shares by each member of the Purchaser Group. The Shares beneficially owned by each of the members of the Purchaser Group are held by the members of the Purchaser Group as members of a group. Under Rule 13d-5(a) of the Exchange Act, when two or more persons agreed to act together for the purpose of acquiring equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Section (13(d) and 13(g) of the Exchange Act, of all equity securities of that issuer beneficially owned by any such person.

                                 Amount          Percentage       Sole                            Sole          Shared
  Name of Reporting          Beneficially         of Class       Voting        Shared         Dispositive    Dispositive
       Person                  Owned (1)             (2)          Power     Voting Power         Power          Power
------------------------     ------------        ----------     -------     ------------      ------------   -----------
Joseph J. Saker                 220,597 (3)         21.5%       220,597           --            220,597            --
Richard J. Saker                251,803 (4)(5)      24.3        199,043           --            165,043         85,000 (4)
Joseph J. Saker, Jr.            118,095 (4)(6)      12.0         58,595           --             33,095         85,000 (4)
Thomas A. Saker                 125,041 (4)         12.7         65,541           --             40,041         85,000 (4)
Gloria Saker                     13,378 (7)          1.4         13,378           --             13,378             --
Nadine Saker Mockler             18,831 (8)          1.9         18,831           --             18,831             --
Denise Saker Marder              21,754 (9)          2.2         21,754           --             21,754             --
Joseph Saker Family              85,000 (4)          8.6             --           --                 --         85,000 (4)
   Partnership, L.P.
Richard James Saker               1,235                *          1,235           --              1,235             --
Saker Holdings Corp.                 --               --             --           --                 --             --

----------

*     Less than 1%.

(1) Includes options to purchase Common Stock exercisable within 60 days of May 5, 2006. The number of shares that each person named in this table has a right to acquire is as follows: Mr. Joseph J. Saker - 40,000; and Mr. Richard J. Saker - 50,000.

(2) Based on 988,867 shares of Common Stock deemed outstanding as reported in the Company's Report on Form 10-Q filed with the Securities and Exchange Commission on March 14, 2006, adjusted to include outstanding options exercisable for each member of the Purchaser Group (and only with respect to such Reporting Person) within 60 days of May 5, 2006.

(3) Excludes 13,378 shares beneficially owned solely by Gloria Saker, the wife of Joseph J. Saker, as to which shares he disclaims beneficial ownership. It is anticipated that Joseph

      J. Saker will sell 7,000 shares owned by him to the Purchaser pursuant to the Tender Offer.

(4) Includes 85,000 shares held by the Partnership. The General Partner of the Partnership votes 34,000 shares as directed by Richard J. Saker, 25,500 shares as directed by Joseph J. Saker, Jr., and 25,500 shares as directed by Thomas A Saker on such other matters. Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker each disclaim beneficial ownership of shares held by the Partnership in excess of their respective pecuniary interests.

(5) Includes 1,377 shares held in a trust for the benefit of Mr. Saker's son, Richard James Saker, of which Mr. Saker is the trustee, and 1,760 shares beneficially owned by Mr. Saker's wife. Mr. Saker disclaims beneficial ownership of the shares described in the preceding sentence. It is anticipated that 250 shares owned by Mr. Saker and the shares owned by Mr. Saker's wife will be sold to the Purchaser pursuant to the Tender Offer.

(6) Includes 2,754 shares which are held in two trusts for the benefit of Mr. Saker's sons, of which trusts Mr. Saker is the trustee. Mr. Saker disclaims beneficial ownership of the shares held in such trusts. It is anticipated that the shares held in trust will be sold to the Purchaser pursuant to the Tender Offer.

(7)   Excludes 220,597 shares beneficially owned by Mrs. Saker's husband, Joseph
      J. Saker, as to which shares Ms. Saker disclaims beneficial ownership.

(8) Includes 2,754 shares held in trust for the benefit of Ms. Saker Mockler's children, as to which shares Ms. Saker Mockler disclaims beneficial ownership. It is anticipated that the shares held in trust will be sold to the Purchaser pursuant to the Tender Offer, and that Ms. Saker Mockler will sell 4,000 shares owned by her to the Purchaser pursuant to the Tender Offer.

(9) Includes 1,377 shares held in trust for the benefit of Ms. Saker Marder's daughter, as to which shares Ms. Saker Marder disclaims beneficial ownership. It is anticipated that the shares held in trust will be sold to the Purchaser pursuant to the Tender Offer, and that Ms. Saker Marder will sell 10,000 shares owned by her to the Purchaser pursuant to the Tender Offer.

      Neither Purchaser nor any of the Purchaser Group has effected any transaction in the Shares during the past 60 days.

      CRIMINAL PROCEEDINGS. During the last five years, neither Purchaser nor any member of the Purchaser Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

      PAST TRANSACTIONS. Except as set forth in this Offer to Purchase, there have been no transactions during the past two years between Purchaser or any member of the Purchaser

Group and Foodarama or any of Foodarama affiliates that are not natural persons where the aggregate value of the transactions was more than 1% of Foodarama consolidated revenues for the fiscal year ended October 30, 2004 for transactions that occurred in fiscal 2004, and for the fiscal year ended October 29, 2005 for transactions that occurred in fiscal 2005.

      There have been no transactions during the past two years between:
Purchaser (or any member of the Purchaser Group) and Foodarama (or any executive officer, director or affiliate of Foodarama who is a natural person) where the aggregate value of the transaction or series of similar transactions with that person exceeded $60,000, except as provided below:

      The Company leases from Joseph J. Saker, the Chairman of the Company, and his wife, doing business as Saker Enterprises, a 57,000 square foot supermarket in Freehold, New Jersey, under a lease expiring December 31, 2018. This lease provides for four five-year extension options. In addition, the Company leases from Saker Enterprises 9,000 square feet of space for a liquor store under a lease expiring December 31, 2008. The liquor store property is located in the same shopping center as the supermarket. During the fiscal year ended October 29, 2005, an aggregate amount for rent (including taxes and insurance) of $866,000 was paid by the Company to Saker Enterprises for the supermarket and liquor store.

      PAST CONTACTS, NEGOTIATIONS AND AGREEMENTS REGARDING SIGNIFICANT CORPORATE EVENTS. Except as set forth in this Offer to Purchase, there have been no negotiations, agreements or material contacts during the past two years between Purchaser and any of the members of the Purchaser Group, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of any class of the Company's securities, an election of the Company's directors, or a sale or other transfer of a material amount of assets of the Company, nor, to the best knowledge of Purchaser and the members of the Purchaser Group, have there been any negotiations or material contacts between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters. Except as set forth in this Offer to Purchase, neither Purchaser nor any member of the Purchaser Group has had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

      AGREEMENTS INVOLVING THE COMPANY'S SECURITIES. Each of the members of the Purchaser Group has executed an Exchange Agreement in which he or she agreed to exchange their Shares, except for up to 7,000 shares held by Joseph J. Saker, 250 shares held by Richard J. Saker, 4,000 Shares held by Nadine Saker Mockler, 10,000 shares held by Denise Saker Marder, 1,760 shares held by Richard Saker's wife and 8,262 shares held in trusts formed for the benefit of the children of Joseph Saker, Jr., Nadine Saker Mockler and Denise Saker Marder in the Company for shares of common stock in Purchaser upon satisfaction or waiver of the conditions to the Offer. In addition, each member of the Purchaser Group has deposited, or agreed to deposit, certificates representing the Shares to be exchanged pursuant to the Exchange Agreement with a custodian pursuant to a Custody Agreement which requires the custodian, as proxy, to vote those Shares in favor of the Share Exchange and to exchange them for shares of Purchaser pursuant to the Exchange Agreement.

      Each of Joseph J. Saker, Denise Saker Marder (on behalf of herself and a trust formed for the benefit of her child), Joseph J. Saker, Jr. (on behalf of trusts formed for the benefit of his children), Nadine Saker Mockler (on behalf of herself and trusts formed for the benefit of her children) have entered into a Custody Agreement and Limited Power of Attorney pursuant to which he or she has deposited or agreed to deposit the Shares owned or controlled by him or her that are not being exchanged pursuant to the Exchange Agreement with a custodian and authorized the custodian to tender such Shares in the Offer.

      Except as set forth in this Offer to Purchase, neither Purchaser nor any member of the Purchaser Group has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

      Except as set forth in this Offer to Purchase, neither Purchaser nor any member of the Purchaser Group has any security of the Company that is pledged or otherwise subject to a contingency that would give another person the power to direct the voting or disposition of such security except that 59,000 Shares owned by Richard J. Saker and 8,000 Shares owned by Denise Saker Marder are pledged to secure margin loans provided by a broker. Richard J. Saker's margin loans will be repaid with the proceeds of a loan to him by the Purchaser which will be funded through the financing provided by GMAC at the time of the consummation of the Offer, and Denise Saker Marder's margin loans will be repaid with funds received in connection with the tender of such Shares in the Tender Offer.

      INTENT TO TENDER. Purchaser has been advised that all executive officers of the Company (other than the members of the Purchaser Group) intend to tender their Shares in the Offer.

9.    SHARE EXCHANGE AND MERGER; APPRAISAL RIGHTS; RULE 13E-3.

      If the Offer is successfully consummated, we intend to cause the Company to complete the Share Exchange pursuant to which each outstanding Share would be exchanged for one share of the common stock of FSM-Delaware and the Company would become a wholly owned subsidiary of FSM-Delaware. Shareholders of the Company will not be entitled to exercise appraisal or dissenter rights with respect to the Share Exchange.

      MERGER. If, pursuant to the Offer, Purchaser acquires Shares that, together with the shares of the Company common stock beneficially owned by the members of the Purchaser Group, constitute at least 90% of the outstanding shares of the Company's common stock, we currently intend to transfer the Company's common stock owned by them to Purchaser, complete the Share Exchange pursuant to which each of such Shares will be exchanged for an equal number of shares of FSM-Delaware common stock, and then to consummate a short-form merger between Purchaser and FSM-Delaware pursuant to Section 253 of the DGCL.

      Section 253 of the DGCL provides that if Purchaser owns at least 90% of the outstanding shares of FSM-Delaware, Purchaser may merge FSM-Delaware with and into it without the approval or any other action on the part of the Board of Directors of FSM-Delaware or the stockholders of FSM-Delaware. In order to accomplish the Merger, (i) the Board of Directors of Purchaser must adopt a plan of merger; (ii) the plan of merger must be approved by holders of a majority of the outstanding stock of Purchaser entitled to vote thereon; and (iii) Purchaser must deliver a certificate of ownership and merger setting forth a copy of the resolution of its board of directors to so merge and the date of the adoption to the Secretary of State of the State of Delaware.

THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR CONSENTS.

      APPRAISAL RIGHTS. Under the New Jersey Business Corporation Act, shareholders of the Company do not have dissenter or appraisal rights in connection with the Offer. However, if the Merger is consummated, each stockholder who has not tendered such stockholder's Shares and who receives shares of FSM-Delaware in the Share Exchange and continuously holds such shares through the effective date of the Merger and who has neither voted in favor of the Merger nor consented thereto in writing (a "Remaining Stockholder") who does not wish to accept the Merger consideration of $53 per share in cash (the "Merger Consideration") pursuant to the Merger will be entitled to seek an appraisal by the Delaware Court of Chancery of the "fair value" of his, her or its Shares as further described below and receive such judicially determined fair value, provided that such Remaining Stockholder properly complies with the provisions of Section 262 of the DGCL.

      The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under Section 262 of the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Schedule A hereto. Any stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available with respect to the Merger unless and until the Merger is consummated.

      Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. Within 10 days after the effective date of the Merger, Purchaser, as the surviving corporation, will send a notice (the "Notice of Merger") to each Remaining Stockholder to the effect that the Merger has been approved and/or is effective pursuant to Section 253 of the DGCL and that appraisal rights are available. The Notice of Merger will include a copy of Section 262 of the DGCL and any other information required thereby. Any Remaining Stockholder wishing to demand appraisal of his, her or its Shares is required to deliver a written demand for appraisal to the Secretary of Purchaser within 20 days after the date of Purchaser's mailing of the Notice of Merger to the Remaining Stockholders.

      A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

      A record owner, such as a broker, who holds shares of FSM-Delaware as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares of FSM-Delaware as to which the holder is the record owner. In such case, the written demand must set forth the number of FSM-Delaware shares covered by such demand. Where the number of FSM-Delaware shares is not expressly stated, the demand will be presumed to cover all FSM-Delaware shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights within 20 days following the mailing of the Notice of Merger.

      Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to the Secretary of Purchaser, at 922 Highway 33, Suite 1, Building 6, Freehold, New Jersey 07728. The written demand for appraisal should specify the Remaining Stockholder's name and mailing address, the number of shares covered by the demand and that such stockholder is thereby demanding appraisal of such shares, but such demand will be sufficient if it reasonably informs Purchaser of the identity of the Remaining Stockholder and that such stockholder intends thereby to demand the appraisal of such holder's Shares.

      Within 120 days after the effective time of the Merger, either Purchaser or any Remaining Stockholder who has complied with the required conditions of
Section 262 of the DGCL, and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair market value of the FSM-Delaware shares of the dissenting stockholders. This petition must also be served on Purchaser as the surviving corporation. If a petition for an appraisal is timely filed after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the FSM-Delaware shares owned by such stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

      In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et als., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation...". The Delaware Supreme Court has construed Section 262 of the DGCL to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

      Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their FSM-Delaware shares determined under
Section 262 of the DGCL could be more than, the same as, or less than the Merger Consideration if they do seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxes upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including , without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

      Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the effective time of the Merger, be entitled to vote for any purpose the shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or other distributions payable to stockholders of record at a date prior to the effective time of the Merger.

      At any time within 60 days after the effective time of the Merger, any former holder of FSM-Delaware shares has the right to withdraw his, her or its demand for appraisal and to accept the Merger Consideration. After this period, such holder may withdraw his, her or its demand for appraisal only with the consent of Purchaser as the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the Merger, stockholders' rights to appraisal will cease and all stockholders of FSM-Delaware will be entitled to receive the Merger Consideration. Inasmuch as Purchaser has no obligation to file such a petition, and Purchaser has no present intention to cause or permit Purchaser as the surviving corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

      Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE

PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO. STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

      Shareholders should read the complete text of Section 262 of the DGCL, which is attached as Schedule A. The procedures set forth in the appraisal rights statutes must be followed exactly or appraisal rights may be lost.

      Shareholders who are interested in exercising and perfecting appraisal rights in connection with the Merger should consult with their counsel for advice as to the procedures required to be followed.

      RULE 13E-3. Because Purchaser and Purchaser Group are affiliates of Foodarama, the transactions contemplated herein constitute a "going private" transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Foodarama and certain information relating to the fairness of the Offer and the Merger and the consideration offered to minority shareholders unaffiliated with Purchaser and the Purchaser Group be filed with the SEC and disclosed to minority shareholders prior to consummation of the Merger. Purchaser and Purchaser Group have provided such information in this Offer to Purchase.

10.   SOURCE AND AMOUNT OF FUNDS

      The total amount of funds required by Purchaser to consummate the Offer, and expected to be incurred by Purchaser, is estimated to be approximately $27,060,000 exclusive of any related transaction fees and expenses. These funds are expected to be obtained through loans from GMAC to Purchaser. The funds provided by the loans from GMAC will also be used to refinance the Company's existing indebtedness to GMAC and the Company's other lenders and to otherwise support the Company's operations.

      The Purchaser has obtained a financing commitment from GMAC to provide loans in an aggregate amount not to exceed $105 million, pursuant to the commitment letter from GMAC dated as of November 23, 2005, as amended on March 1, 2006 (the "Commitment Letter"). The Commitment Letter contemplates that the funds will be provided through three loans: a revolving credit facility providing for up to $40 million in borrowings (the "Revolving Credit Facility"); a $35 million term loan ("Term Loan A"); and a $30 million ("Term Loan B" and, together with Revolving Credit Facility and Term Loan A, the "Loans").

      Prior to the Merger, the Loans will be secured by the shares of Saker Holdings Corp. Following the consummation of the Merger, the Loans will also be secured by a blanket security interest in all of the surviving corporation's assets and will be subject to cross-default and cross-collateral provisions with respect to any other loans between GMAC and Purchaser or the surviving corporation.

      The Revolving Credit Facility is a five year term revolving credit facility bearing interest per annum at a variable rate equal to the applicable prime rate plus 2.5% or LIBOR plus 3.5%. If the Revolving Credit Facility were made as of May 1, 2006, the interest rate based on the prime rate would be 10.25% per annum and the interest rate based on LIBOR would be 8.56% per annum.

      Term Loan A is a five year term loan which will be available in one draw on the closing date of the Offer and will bear interest per annum at a variable rate equal to the applicable prime rate plus 3.0% or LIBOR plus 4.0%. If Term Loan A were made as of May 1, 2006, the interest rate based on the prime rate would be 10.75% per annum and the interest rate based upon LIBOR would be 9.06 per annum.

      Term Loan B is a five year term loan which will be available in ine draw on the closing date of the Offer and will bear interest at the applicable prime rate plus 6.25% or LIBOR plus 7.25%. Each of Term Loan A and Term Loan B may be repaid in full prior to maturity; however, in the event that Term Loan A is repaid in full prior to its stated maturity, all scheduled amortization payments that would have been required to be made on Term Loan A will continue to be made and will be applied to the scheduled payments due on Term Loan B. If Term Loan B were made as of May 1, 2006, the interest rate based on the prime rate would be 14% per annum and the interest rate based upon LIBOR would be 12.31% per annum.

      In addition to the scheduled payments described above, the Purchaser will be required to make a prepayment in an amount equal to 50% of its "excess cash flow" (to be defined in the credit agreement) and will be required to make prepayments with the proceeds of certain asset sales, insurance settlements and the sale of equity securities. Any such prepayments shall be applied first to the scheduled payments of Term Loan A and then to the scheduled payments due on Term Loan B, in each case in the inverse order of their maturity.

      Following the Merger, the surviving corporation will be subject to certain financial covenants, including covenants related to minimum fixed charge coverage ratio, minimum adjusted EBITDA, maximum total leverage ratio, maximum senior leverage ratio, maximum annual permitted capital expenditures, maximum annual permitted capital leases and prohibitions on other funded debt. GMAC has reserved the right to change the pricing of or make structural changes to the Loans if it determines that the changes are reasonable in order to assure the successful syndication of the Loans.

      Purchaser will pay customary fees to GMAC for the Loans and a "ticking fee" which is accuring at a rate of one-half of one percent per annum of the $105 million committed amount until the closing of the financing or the termination of the commitment.

      Purchaser intends to repay any amounts borrowed from GMAC through the generally available corporate funds of the surviving corporation after the consummation of the Merger.

      There are various conditions precedent to the obligation of GMAC to make the Loans, including:

      o the preparation, execution and delivery of mutually acceptable loan documentation,

      o     satisfaction of various financial due diligence items,


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

      o absence of material adverse change in the business, operations and financial condition of the Company,

      o the absence of environmental liabilities that may have a material adverse effect on the Company,

      o Purchaser shall have been capitalized by the Purchaser Group with not less than 43% of the Company's outstanding capital stock,

      o the approval of the Share Exchange by the Company's shareholders, and

      o the tender of such number of shares to the Purchaser as would permit a short-form merger following the Share Exchange, and the execution of a short-form merger agreement, effective following the Share Exchange.

There is a possibility that Purchaser will not be able to borrow funds under the Loans if any of the conditions in the Commitment Letter are not met. Purchaser currently has no alternative financing arrangements in place if the proceeds of the Loans are not available to it.

      The foregoing summary of the Loans does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is filed as an exhibit to Schedule TO and which is incorporated herein by reference, and any further documents or instruments that Purchaser may enter into in connection with the Loans.

      Because (i) the only consideration in the Offer and the Merger is cash and
(ii) the Offer is to purchase all outstanding Shares, we believe the financial condition of Purchaser is not material to a decision by a holder of Shares whether to hold, sell or tender Shares pursuant to the Offer.

11.   CERTAIN CONDITIONS OF THE OFFER

      Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or the payment for any validly tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) at the expiration of the Offering Period, the Minimum Tender Condition, the Share Exchange Condition, the Majority of the Minority Condition and Financing Condition have not been satisfied; or (ii) at or prior to the time of the expiration of the Offer, any of the following events shall have occurred (other than as a direct or indirect result of any action or inaction by Purchaser or the Purchaser Group):

      o there shall be in effect any order of any governmental entity of competent jurisdiction: (i) which makes illegal, prevents, makes materially more expensive (without taking into account any legal fees or expenses incurred in connection with the order or the Offer), restrains or prohibits the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or any affiliate of Purchaser, or the consummation of the Share Exchange or Merger; (ii) which prohibits the


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

            ownership or operation by Purchaser, Foodarama or any of its subsidiaries of all or a material portion of the business or assets of Purchaser, Foodarama or any of its subsidiaries or which compels Purchaser, Foodarama or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Purchaser, Foodarama or any of its subsidiaries; (iii) which imposes material limitations on the ability of Purchaser, or any affiliate of Purchaser to exercise full rights of ownership of any shares of Foodarama common stock, including, without limitation, the right to vote any shares acquired by Purchaser pursuant to the tender offer or otherwise on all matters presented to Foodarama's shareholders, including, without limitation, the approval and adoption of the Agreement and Plan of Share Exchange; (iv) which requires divestiture by Purchaser or any affiliate of Purchaser of any shares of Foodarama common stock; or (v) which otherwise has a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o there shall be in effect any law, statute, rule, regulation, judgment, order or legislation applicable to (i) Purchaser, Foodarama or any subsidiary or affiliate of Purchaser or Foodarama or (ii) any transaction contemplated by the Tender Offer and Support Agreement, which results, directly or indirectly, in any of the consequences referred to in the immediately preceding paragraph;

      o there shall have occurred any one or more events that have a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o the Foodarama Board or the Special Committee shall have (i) withdrawn or modified in a manner adverse to Purchaser, or publicly proposed to withdraw or modify in a manner adverse to Purchaser, its approval or recommendation of the Tender Offer and Support Agreement, the Offer or the Share Exchange, (ii) failed to recommend to Foodarama's shareholders that they accept the Offer, (iii) approved or recommended, or publicly proposed to approve or recommend or caused Foodarama to enter into any agreement relating to any proposal for a merger, consolidation, dissolution, recapitalization or other business combination involving Foodarama, or any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the equity securities or consolidated assets of Foodarama, other than pursuant to the Offer, the Share Exchange, the Merger or a long form merger between Purchaser and FSM-Delaware; or (v) resolved to do any of the foregoing;

      o any of the representations and warranties of Foodarama contained in the Tender Offer and Support Agreement shall not be true and correct except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole, and such inaccuracy shall not have been cured;


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

      o Foodarama shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Foodarama to be performed or complied with by it under the Tender Offer and Support Agreement, which failure to perform or comply cannot be or has not been cured within ten days after the giving of written notice to Foodarama of such breach;

      o there shall have been instituted or pending any shareholder derivative litigation or shareholder class action litigation against Foodarama or Purchaser or any of their respective subsidiaries, affiliates, officers or directors or there shall be pending any action, suit or proceeding against Foodarama or Purchaser or any of their respective subsidiaries, affiliates, officers or directors challenging or seeking damages or other relief in connection with the acquisition of shares of Foodarama common stock or any of the transactions related thereto by Purchaser or seeking to restrain or prohibit the making or consummation of the Offer or the Share Exchange;

      o Foodarama shall not have received the consent of Wakefern to the Offer, the Share Exchange, the Merger and the other transactions contemplated by the Tender Offer and Support Agreement; or

      o the Tender Offer and Support Agreement shall have been terminated in accordance with its terms.

      The foregoing conditions are for the sole benefit of Purchaser and the Purchaser Group and may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions or may be waived by Purchaser in its reasonable discretion, in whole or in part at any time and from time to time prior to the expiration of the Offer. Any reasonable determination by Purchaser with respect to any of the foregoing conditions (including without limitation, the satisfaction of such conditions) shall be final and binding on all parties. The failure by Purchaser at any time prior to the expiration of the Offer Period to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer Period.

      Notwithstanding the fact that Purchaser and the Purchaser Group reserve the right to assert the occurrence of a condition following acceptance of properly tendered Shares for payment but prior to payment for such Shares, Purchaser will either promptly pay for such Shares or promptly return such Shares. A public announcement will be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. All conditions must be satisfied or waived prior to the commencement of any subsequent offering period.

12.   DIVIDENDS AND DISTRIBUTIONS

      If, on or after the date hereof, the Company should (i) split, combine or otherwise change the shares of Foodarama or its capitalization, (ii) acquire currently outstanding shares or otherwise cause a reduction in the number of outstanding shares or (iii) issue or sell additional


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

shares of the Company, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, to acquire any of the foregoing, other than shares of the Company issued pursuant to the exercise of stock options outstanding as of the date hereof, then, subject to the provisions of "The Offer--Section 11. Certain Conditions of the Offer," Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

      Historically, the Company has not paid any cash dividends on the Shares and there is no present intention to do so. In the unlikely event that, on or after the date hereof, the Company should declare or pay any cash dividend on the shares or other distribution on the Shares, or issue with respect to the Shares any additional shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchaser or its nominee or transferee on the Company's stock transfer records, then, subject to the provisions discussed under "The Offer--Section 11. Certain Conditions of the Offer," (i) the Offer Price and other terms of the Offer may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividend or cash distribution, and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by Purchaser in its sole discretion.

13.   CERTAIN LEGAL MATTERS

      GENERAL. Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to the Company, Purchaser and the Purchaser Group are not aware of any license or other regulatory permit that appears to be material to the business of the Company and that might be adversely affected by the acquisition of Shares by Purchaser as contemplated herein or of any filing, approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. While Purchaser does not intend to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any action or the receipt of any such approval, there can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for

Shares is subject to certain conditions, including conditions relating to the legal matters discussed herein. See "The Offer--Section 11. Certain Conditions of the Offer."

      ANTITRUST COMPLIANCE. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. However, the Offer is not a reportable transaction under the HSR Act because Purchaser currently owns directly or beneficially more than 50% of the outstanding voting securities of the Company. Under the HSR Act reporting regulations, this level of ownership means that Purchaser is in "control" of the Company for purposes of the regulations and therefore no HSR Act filing is required in connection with the Offer and the Merger.

      STATE TAKEOVER LAWS. A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In Edgar v. Mite Corporation, the Supreme Court of the United States held in 1982 that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In 1987, however, in CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and in particular, those laws concerning corporate governance, a state may constitutionally disqualify an acquirer of "Control Shares" (ones representing ownership in excess of certain voting power thresholds, e.g., 20%, 33% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of the disinterested stockholders. Subsequently, in TLX Acquisition Crop. V. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Delaware ruled that four Delaware takeover statutes were unconstitutional as applied to corporations incorporated outside Delaware. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan Plc v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

      Foodarama is incorporated under the laws of the State of New Jersey. The New Jersey Shareholders Protection Act prevents an "Interested Stockholder" (generally a stockholder owning 10% or more of a corporation's outstanding voting stock or an affiliate thereof) from engaging in a "Business Combination" (including a merger) with a New Jersey corporation whose securities are traded on a national securities exchange or registered under Section 12(g) of the Securities Exchange Act of 1934 for a period of five years following the time when such stockholder becomes an Interested Stockholder, unless prior to the time that the stockholder became an "Interested Stockholder" the board of directors of the New Jersey corporation approved the Business Combination. After the five year period, a Business Combination between the New Jersey corporation and the Interested Stockholder is prohibited unless certain


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

other conditions are met such as approval by two-thirds of the shareholders of the corporation or the payment of a "fair price" (as defined in the statute).

      By their terms, the prohibitions in the Shareholders Protection Act do not apply to any business combination with an interested stockholder if the corporation was not listed on a national securities exchange at the time of the interested stockholder's stock acquisition date. Joseph Saker, a member of the Purchaser Group, became the beneficial owner of more than 10% of the Foodarama common stock prior to that stock being listed on the American Stock Exchange. However, Richard Saker, another member of the Purchaser Group, acquired his 10% beneficial ownership in 2002, after the stock was listed.

      It is possible that the Act could be construed to prohibit a merger between Foodarama and an entity controlled by both Joseph and Richard Saker, even though a merger with an entity controlled by Joseph Saker, but not by Richard Saker, would be excluded from the Act's coverage. However, while a merger is among the identified "business combinations" covered by the Act, a share exchange with an entity controlled by an interested stockholder is not prohibited by the Act. Therefore, Purchaser has conditioned the Offer on the prior approval by the shareholders of Foodarama of the Share Exchange, so that the jurisdiction of the corporation owned by shareholders who do not tender Shares in the Offer is changed from New Jersey to Delaware. Inasmuch as the proposed merger will be between Purchaser, a Delaware corporation, and FSM-Delaware, a Delaware corporation, the New Jersey Shareholder Protection Act will not prohibit the Merger.

      After the completion of the Share Exchange, the Company will be a wholly owned subsidiary of FSM-Delaware, and Purchaser will own at least 90% of the outstanding shares of FSM-Delaware. Shortly after the completion of the Share Exchange, Purchaser will cause FSM-Delaware to be merged with and into Purchaser and the Company will become a wholly owned subsidiary of Purchaser.

      FSM-Delaware is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate thereof) from engaging in a "business combination" (generally defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time when such stockholder became an interested stockholder, unless (i) prior to such time, the corporation's board of directors approved either the business combination or the transaction that resulted in such stockholder becoming an interested stockholder; (ii) upon completion of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding those shares owned by persons who are the corporation's directors and also officers and certain employee stock option plans of the corporation); or (iii) at or subsequent to such time, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder. Section 203 of the DGCL is inapplicable to the Merger because the FSM-Delaware certificate of incorporation contains a provision which provides that the corporation has elected not to be governed by Section 203 of the DGCL, as permitted by Section 203 of the DGCL.

      We do not believe that any other state takeover statute applies to the Offer. However, we reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Purchaser may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer. See "The Offer, Section 11--Certain Conditions of the offer."

      MARGIN REGULATIONS. Regulations G, T, U and X (the "Margin Regulations") promulgated by the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board") place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Purchaser is funding the acquisition of the Shares in the Offer and the Merger from funds loaned to it by GMAC on those terms described in "The Offer--Section 10. Source and Amount of Funds." The loans from GMAC will be secured by, among other things, a pledge of shares of Purchaser owned by the Purchaser Group. We believe the loans from GMAC will be made in compliance with the Margin Regulations, in particular with Regulation U, which provides that no lender shall extend any credit for purchasing any margin securities, secured directly or indirectly by margin stock, that exceeds the maximum loan value of the collateral securing the loan. The maximum loan value of margin stock is 50% of its current market value.

      PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. In connection with the Offer, the Share Exchange and the Merger, none of the Company, Purchaser or the Purchaser Group has granted to unaffiliated security holders access to their corporate files or arranged for counsel or appraisal services at the expense of the Company, Purchaser or the Purchaser Group.

14.   CERTAIN EFFECTS OF THE OFFER, SHARE EXCHANGE AND THE MERGER

      PARTICIPATION IN FUTURE GROWTH. If the Offer, the Share Exchange and the Merger are consummated, you will not have the opportunity to participate in the future earnings, profits and growth of the Company and will not have the right to vote on corporate matters relating to the Company. If the Offer, the Share Exchange and the Merger are completed, the members of the Purchaser Group will own 100% of Purchaser's common stock, Purchaser will own 100% of the Company's common stock, and Purchaser will thereby own a 100% interest in the net book value and net earnings of the Company. As a result, Purchaser and members of the Purchaser Group will benefit from any future increase in the value of the Company. Similarly, the Purchaser and members of the Purchaser Group will bear the risk of any decrease in the value of the Company and you will not face the risk of a decline in the value of the Company.

      LISTING. The Company's common stock is currently quoted on the American Stock Exchange. If the Offer, the Share Exchange and Merger are consummated, the Company's common stock will be de-listed from the American Stock Exchange.

      MARGIN REGULATIONS. The Company's common stock presently constitutes "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. However, upon delisting on the American Stock Exchange, the Company's common stock will no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and the Shares would be ineligible as collateral for margin loans made by brokers.

      EXCHANGE ACT REGISTRATION. The Company's common stock is currently registered under the Exchange Act. The Company, upon application to the SEC, may terminate such registration if the outstanding shares of the Company's common stock are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of the Company common stock. As a result of termination of registration of the shares of the Company's common stock under the Exchange Act, the Company would no longer be obligated to file reports with the SEC under the Exchange Act. Such termination of registration would reduce the information required to be furnished by the Company to its shareholders. We intend to seek to cause the Company to apply for termination of registration of the Foodarama common stock as soon as possible after completion of the Offer, the Share Exchange and the Merger.

15.   FEES AND EXPENSES

      Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

      In connection with the Offer, Purchaser has retained MacKenzie Partners, Inc. ("MacKenzie") as the Information Agent. Purchaser will pay MacKenzie reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses, and Purchaser will indemnify MacKenzie against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws. MacKenzie as Information Agent, may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

      Purchaser has retained American Stock Transfer & Trust Company to act as the depositary (the "Depositary") in connection with the Offer. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

      Pursuant to an engagement letter executed in April 2005, Joseph J. Saker, Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker agreed Conway DelGenio would be paid a fee for its services to the Purchaser Group in the amount of $750,000 contingent upon the closing of the Offer or any other transaction which results in the members of the Purchaser Group individually or collectively increasing in any material respect their percentage ownership interest in the Company. In addition, the Purchaser Group has agreed to reimburse Conway DelGenio for reasonable out-of-pocket expenses incurred in connection its performance of services pursuant to the engagement letter. The Purchaser Group has also agreed to indemnify Conway DelGenio and its affiliates, managers, members, officers, agents and each person, if any, controlling Conway DelGenio or any of its affiliates against certain liabilities under the federal securities laws, arising out of Conway DelGenio's engagement.

      The following is an estimate of the fees and expenses to be incurred by Purchaser and the members of the Purchaser Group in connection with the Offer and Merger:

TYPE OF FEE                                                              AMOUNT

Filing Fees                                                           $    3,400
Advisor's Fees and Expenses                                           $  760,000
Depositary and Information Agent Fees                                 $   50,000
Legal, Printing and Miscellaneous Fees and Expenses                   $  600,000
Lender Fees and Expenses                                              $1,875,000
                                                                      ----------
         Total                                                        $3,288,400

      Foodarama will bear the entire cost of solicitation of proxies in connection with the Share Exchange, including preparation, assembling, printing and mailing of a proxy statement/prospectus, the proxy card and any additional information furnished by Foodarama to its shareholders. Foodarama has retained MacKenzie Partners, Inc. as its Information Agent and Proxy Solicitor for the special meeting of Foodarama shareholders. Foodarama will pay MacKenzie Partners reasonable and customary expenses in connection with the share exchange, and will reimburse MacKenzie Partners for reasonable out-of-pocket expenses. Solicitation of proxies may, in certain instances, be made personally or by telephone by directors, officers and other employees of Foodarama without additional compensation.

      The following is an estimate of the fees and expenses to be incurred by Foodarama in connection with the Tender Offer and going private transaction:

      Filing Fees                                     $  6,000
      Special Committee Advisor Fees and Expenses     $360,000
      Accounting                                      $ 15,000
      Information Agent and Proxy Solicitor Fees      $ 10,000
      Legal, Printing and Miscellaneous               $280,000
                                                      --------
           Total                                      $671,000

16.   MISCELLANEOUS

      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser may, however, in its sole discretion, take such action as it may deem necessary to make the Offer in any such


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

jurisdiction and extend the Offer to holders of Shares in such jurisdiction. Neither Purchaser nor the members of the Purchaser Group are aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

      Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Tender Offer Statement includes within it the information required by the SEC's Statement on Schedule 13e-3 relating to "going private" transactions. Such Tender Offer Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in "The Offer--Section 7. Certain Information Concerning the Company."

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR THE PURCHASER GROUP NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Dated: May 9, 2006

                                            Saker Holdings Corp.


                                        By: ____________________________________
                                      Name: Richard J. Saker
                                     Title: President


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                                   SCHEDULE A

EXCERPTS FROM THE DELAWARE BUSINESS CORPORATION ACT RELATING TO THE APPRAISAL RIGHTS OF SHAREHOLDERS PURSUANT TO SECTIONS 262, AS AMENDED:

                        Delaware General Corporation Law
                                   Section 262

The following is the complete text of Section 262 of the Delaware General Corporation Law:

ss. 262. Appraisal rights.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss. 251 (other than a merger effected pursuant to ss. 251(g) of this title), ss. 252, ss. 254, ss. 257, ss. 258, ss. 263 or ss. 264 of
this title:

            (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss. 251 of this title.

            (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

            (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

            (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

            (2) If the merger or consolidation was approved pursuant to ss. 228 or ss. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                   SCHEDULE B

                          AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of __________, 2006, is by and between FSM-Delaware, Inc., a Delaware corporation (the "Company"), and Saker Holdings Corp., a Delaware corporation (the "Parent"). The Company and the Parent are sometimes hereinafter referred to individually as a "Constituent Corporation" and, collectively, as the "Constituent Corporations."

                                 R E C I T A L S

      WHEREAS, the Company and the Parent are each a corporation organized and existing under the laws of the State of Delaware;

      WHEREAS, the Company's only class of issued and outstanding securities is common stock, $.001 par value per share;

      WHEREAS, Richard J. Saker, Joseph J. Saker, Joseph J. Saker, Jr., Thomas
A. Saker, and four other members of the Saker family (each a "Continuing Stockholder" and collectively, the "Continuing Stockholders") formed the Parent for purposes of acquiring in a tender offer all of the shares of common stock, $1.00 par value per share, of Foodarama Supermarkets, Inc. ("Foodarama") that they did not already own (the "Tender Offer"), and each such Continuing Stockholder has agreed to contribute shares of Foodarama's common stock to the Parent in exchange for the Parent's common stock pursuant to that certain Exchange Agreement, dated November 2, 2005, as amended, by and among the Parent, the Continuing Stockholders and certain other Foodarama shareholders named therein (the "Exchange Agreement");

      WHEREAS, the Company and Foodarama have entered into the agreement and plan of share exchange (the "Agreement and Plan of Share Exchange") pursuant to which each outstanding share of Foodarama's common stock would be exchanged for one share of common stock of the Company (the "Share Exchange");

      WHEREAS, upon satisfaction of the condition described in Section 2.5 of this Agreement, the Parent will own ninety percent (90%) or more of the Company's issued and outstanding common stock;

      WHEREAS, the Board of Directors of the Parent deems it advisable and in the best interests of the Company and its stockholders to merge the Company with and into the Parent (the "Merger") as authorized by the laws of the State of Delaware and pursuant to the terms and conditions of this Agreement; and

      WHEREAS, the Parent desires to effect the Merger in accordance with
Section 253 of the Delaware General Corporation Law (the "DGCL") pursuant to which the Parent is entitled to merge with the Company in a "short-form" merger without the approval of the board of directors or stockholders of the Company and upon the terms and subject to the conditions set forth in this Agreement.

      NOW, THEREFORE, in consideration of the foregoing and the agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Constituent Corporations hereby agree as follows:

                                   ARTICLE I

                              MERGER; EFFECTIVENESS

      1.1. The Merger. At the Effective Time (as defined below) and, subject to the terms and conditions hereof, upon the terms and in accordance with the applicable provisions of the DGCL, the Company will be merged with and into the Parent, whereupon the separate corporate existence of the Company shall cease and the Parent shall continue as and be the surviving corporation in the Merger (the "Surviving Corporation").

      1.2. Effective Time of Merger. The Merger shall be effective at such time as a certificate of merger, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the "Certificate of Merger"), is filed with the Delaware Department of State, Division of Corporations or such other time as may be stated within such Certificate of Merger (the "Effective Time").

                                   ARTICLE II

                       TERMS AND CONDITIONS OF THE MERGER

      2.1. Name of Surviving Corporation. The name of the Surviving Corporation shall be "Saker Holdings Corp."

      2.2. Certificate and By-laws. The Certificate of Incorporation and By-laws of the Parent in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and By-laws of the Surviving Corporation.

      2.3. Directors and Officers. The directors and officers of the Parent immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation from and after the Effective Time until their successors have been duly elected and qualify or until their earlier death, resignation or removal subject to the Certificate of Incorporation and By-laws of the Surviving Corporation or any other applicable agreement by and among the stockholders of the Parent.

      2.4. Effects of the Merger.

            (a) Surviving Corporation. From and after the Effective Time, the separate corporate existence of the Company shall cease and the Company shall be merged with and into the Parent which, as the Surviving Corporation, shall survive the Merger and continue its separate corporate existence under the laws of the State of Delaware. The Surviving Corporation shall succeed to and possess all the properties and assets, and all the rights, privileges, powers, immunities and franchises, of whatever nature and description, and shall be subject to all restrictions, obligations, duties, debts and liabilities, of each of the Constituent Corporations. All such things shall be taken and deemed to be transferred to and vested in the Surviving

Corporation without further act or deed. The title to all real estate and other property, or any interest therein, vested by deed or otherwise in either of the Constituent Corporations, shall be vested in the Surviving Corporation without reversion or impairment. Any claim existing or action or proceeding pending, whether civil, criminal or administrative, by or against either Constituent Corporation, may be prosecuted to judgment or decree as if the Merger had not taken place, and the Surviving Corporation may be substituted in any such action or proceeding.

            (b) Further Actions. If, at any time after the Effective Time, the Surviving Corporation shall determine or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Merger, or otherwise to carry out the purpose and intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either Constituent Corporation, all such deeds, bills of sale, assignments, assumption agreements and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets of the Surviving Corporation or otherwise to carry out the purpose and intent of this Agreement.

      2.5. Condition Precedent. The obligations of each party hereto to effect the Merger shall be subject to the consummation of (a) the Tender Offer contemplated by the Tender Offer and Support Agreement dated as of the 2nd day of March, 2006 by and between Foodarama and Parent; provided, that there has been validly tendered and not withdrawn prior to the expiration of the Tender Offer that number of shares of Foodarama Common Stock which, together with that number of shares of Foodarama Common Stock owned by Parent and its stockholders, would represent more than ninety percent (90%) of the outstanding shares of Foodarama Common Stock; and (b) the Share Exchange contemplated by the Agreement and Plan of Share Exchange.

                                  ARTICLE III

                          CONSIDERATION FOR THE MERGER

      3.1. Conversion. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

            (a) Parent's Common Stock. All authorized but unissued shares of common stock, $.001 par value per share, of the Parent immediately prior to the Effective Time shall remain authorized for issuance, and all issued and outstanding shares of the Parent's common stock immediately prior to the Effective Time shall remain issued and outstanding.

            (b) Company's Common Stock. Each share of the Company's common stock issued and outstanding immediately prior to the Effective Time, other than shares (the "Appraisal Shares") as to which a any stockholder has taken the actions required by Section 262 of the DGCL (the "Appraisal Provisions") as further described in Section 3.5 below, shall be (i) canceled and extinguished without consideration, if such shares are held by the Parent; or (ii) canceled and extinguished and shall be converted automatically into the right to receive in cash the highest price per share of Foodarama common stock paid to the shareholders of Foodarama in connection with the Tender Offer (the "Merger Consideration"), if such shares are held by any stockholder other than the Parent.

      3.2. Letter of Transmittal. Except with respect to the Appraisal Shares, if any, the certificate(s) held by each stockholder of record of the Company, other than the Parent (each a "Certificate" and, collectively, the "Certificates"), from and after the effective time shall solely represent the right to receive the Merger Consideration as provided for herein. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall mail or caused to be mailed to each holder of record of the Company's common stock, whose shares were converted into the right to receive Merger Consideration, a letter of transmittal which shall include the instructions for obtaining the Merger Consideration due to such holder, including, but not limited to, instructions for the surrender of such holder's Certificate(s) and procedures to follow to receive Merger Consideration if a Certificate or Certificates shall have been lost, stolen or destroyed, as applicable. No interest shall accrue on the Merger Consideration. The Surviving Company shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any stockholder such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or under any provision of state, local or foreign tax law, as applicable.

      3.3. Transfers. The Merger Consideration paid in accordance with this
Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Company's common stock, and after the Effective Time, there shall be no further registration of any transfers of such shares of the Company's common stock which were outstanding immediately prior to the Effective Time on the stock transfer books of the Surviving Corporation.

      3.4. Escheat Law. The Surviving Corporation shall not be liable to any person in respect of any Merger Consideration delivered to a governmental agency pursuant to any applicable abandoned or unclaimed property, escheat or similar laws. If any Certificate has not been surrendered, or arrangements properly made to receive Merger Consideration if a Certificate shall have been lost, stolen or destroyed, as the case may be, prior to the date on which a stockholder would lose all of his, her or its rights to the Merger Consideration in respect of such Certificate, any such Merger Consideration shall become the property of the Surviving Corporation, to the extent permitted by applicable law, free and clear of all claims or interest of any person or entity previously entitled thereto; provided, however, that nothing herein contained shall affect the stockholder's right to receive Merger Consideration to the extent permitted by applicable law.

      3.5. Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, any stockholder of the Company who has taken the actions required by the Appraisal Provisions shall be entitled to payment of the fair value of such Appraisal Shares in accordance with the Appraisal Provisions; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the Appraisal Provisions, then the right of such holder to be paid the fair value of such holder's Appraisal Shares shall cease and such

Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, Merger Consideration as provided in Section 3.1 above. The Company shall serve prompt notice to the Parent of any demands received by the Company for appraisal of any shares of its common stock, and the Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of the Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

                                   ARTICLE IV

                      GENERAL AND MISCELLANEOUS PROVISIONS

      4.1. Further Assurances. Each of the Constituent Corporations shall take, or cause to be taken, any and all actions or do, or cause to be done, any and all things necessary, proper or advisable under the laws of the State of Delaware to consummate and make effective the Merger.

      4.2. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      4.3. Applicable Law. This Agreement and the issues concerning the validity of this Agreement, the construction of its terms and the interpretation and enforcement of the rights and duties of the parties shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflict of laws provisions thereof.

      4.4. Amendment; Waiver. This Agreement may be amended, supplemented or interpreted, to the extent permitted by the DGCL and other applicable law, at any time by mutual agreement of the parties; provided, however, that upon satisfaction of the condition precedent set forth in Section 2.5 hereof, this Agreement may be amended, supplemented or interpreted, to the extent permitted by the DGCL and other applicable law, at any time by action taken by the Board of Directors of the Parent.

      Notwithstanding anything herein contained to the contrary, neither party hereto may waive the condition precedent to the obligations of each party to effect the Merger set forth in Section 2.5 of this Agreement.

      4.5. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

      4.6. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the respective successors of the parties hereto.

                            [Signature Page Follows.]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers as of the date first above written.

                                         SAKER HOLDINGS CORP., a Delaware
                                         corporation


                                      By:_______________________________________
                                    Name:
                                   Title:

                                         FSM-DELAWARE, INC., a Delaware
                                         corporation


                                      By:_______________________________________
                                    Name:
                                   Title:

                                  [Back Cover]

      Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of the Company or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        THE DEPOSITARY FOR THE OFFER IS:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY

                         BY MAIL OR OVERNIGHT DELIVERY:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY
                                OPERATIONS CENTER
                         ATTN: REORGANIZATION DEPARTMENT
                                6201 15TH AVENUE
                            BROOKLYN, NEW YORK 11219

                                    BY HAND:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY
                         ATTN: REORGANIZATION DEPARTMENT
                                 59 MAIDEN LANE
                                   PLAZA LEVEL
                            NEW YORK, NEW YORK 10038

                            FOR TELEPHONE ASSISTANCE:

                          (877) 248-6417 (TOLL FREE) OR
                                 (718) 921-8317

      Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:

                                    MACKENZIE
                                 PARTNERS, INC.

                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                                       or
                          Call Toll-Free (800) 322-2885
                       Email: proxy@mackenziepartners.com